

2004

Applera Corporation

ANNUAL REPORT

Applera is enabling and leading a revolution in the understanding of biology. As a premier systems provider for life science research and an innovator in the discovery and development of novel diagnostic and drug products based on the new science of genomics and proteomics, Applera is working to bring about a new age of targeted medicine.

Applied Biosystems | Celera Genomics

Applera Mission

Our mission is to improve human health and society by understanding and applying the power of biology to develop breakthrough research technologies, diagnostic products, and drugs.

Applied Biosystems

Applied Biosystems serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing.

Celera Genomics

Celera Genomics is discovering and developing targeted therapeutics for cancer, autoimmune and inflammatory diseases. Celera is leveraging proteomics, bioinformatics, and genomics to identify and validate drug targets and to discover and develop small molecule therapeutics. It intends to advance therapeutic antibody and other selected programs through strategic collaborations.

Celera Diagnostics

Celera Diagnostics, a joint venture between Applied Biosystems and Celera Genomics, focuses on discovering markers for disease and configuring these into new gene and protein-based diagnostic tests to predict, characterize, monitor and select therapy for cardiovascular disease, auto-immunity, central nervous system disorders, and cancer.

To Our Stockholders,

During the past year, Applera Corporation continued to innovate at the forefront of biomedical research, both to facilitate and to make discoveries that may lead to breakthrough drug and diagnostic products. At the same time, we remained focused on building economic value for stockholders.

At Applied Biosystems, we introduced cutting-edge products that unite traditional laboratory research and computer-based science to address the emerging research trend known as systems biology or *Integrated Science*. At Celera Genomics, we leveraged our broad scientific assets and therapeutic discovery capabilities to identify and validate new therapeutic targets in cancer and to advance our novel small molecule drug candidates. At Celera Diagnostics, a joint venture between Applied Biosystems and Celera Genomics, we expanded our commercial product portfolio in infectious diseases and discovered new genetic markers associated with common, complex diseases—discoveries that we are working to convert into "constellations of markers" for use in new diagnostic products.

Driving Discoveries The Celera Diagnostics discoveries in heart disease, rheumatoid arthritis, and other medical conditions provide evidence of the value of Applera technology and validate our complementary visions of *Integrated Science* and *Targeted Medicine*. Additional discoveries by Applied Biosystems customers during the year also point in the same direction. In 2003, scientists used Applied Biosystems genomic and proteomic research tools to rapidly identify and understand the SARS virus in order to develop a diagnostic test and begin work on a potential vaccine. In April 2004, *The New England Journal of Medicine* and *Science* published articles highlighting progress toward more targeted therapies. These articles describe how researchers using Applied Biosystems tools, in the first case, identified genetic patterns that appear to predict which patients are more likely to respond to a new drug for lung cancer and, in the second case, to identify a genetic signature associated with improved survival in lymphoma patients. While preliminary, these exciting findings could eventually help physicians tailor cancer treatments to specific individuals.

Applied Biosystems introduced major new products for DNA analysis in the past fiscal year to meet the growing demand from scientists for tools to understand the function of DNA encoded in the structural blueprint that is the human genome. Chief among them was the first fully integrated platform for gene expression analysis that permits researchers to link, in real-time, experimental results with the vast amounts of biological data from Applied Biosystems' proprietary bioinformatics platform. In addition, Applied Biosystems' unique new mass spectrometry system for small molecule and protein analysis was rapidly adopted by customers. The Group also saw strong demand for its human identification products used in forensics, one of several applied markets into which it is expanding. These areas — functional genomics, mass spectrometry, and applied markets — have been solid growth markets for several years, and we expect they will remain investment priorities for Applied Biosystems.

Applied Biosystems in fiscal 2004 generated income from continuing operations of $172.3 million and $289.3 million in operating cash flow. A challenging operating environment put pressure on growth, but the fiscal year ended on an encouraging note, as fourth quarter revenue increased 6 percent compared to the prior year and earnings per share increased 17 percent, excluding special items. During fiscal 2004, growth in public-sector life science funding — the funding source that supports approximately 50 percent of Applied Biosystems revenues — was constrained in the United States and Europe, as well as in Japan, where changes in the process of university funding have also disrupted customer purchasing patterns. In addition, sales to the several large DNA sequencing genome centers declined following very substantial capital equipment purchases during the prior year.

Your management team is taking a series of measures to improve performance at Applied Biosystems. Catherine Burzik joined the Group in September 2003 in the new position of Executive Vice President. Formerly president of Ortho-Clinical Diagnostics, Cathy has managed commercial operations and led a rigorous review of the product portfolio, R&D investments, and business processes in order to identify opportunities for greater growth and operational efficiency. In July 2004, the Group announced a pending reorganization into four divisions, each with profit-and-loss responsibility and integrated sales, R&D, manufacturing, and marketing teams. In addition, new units are being created to increase attention to strategic planning and the incubation of new businesses. Implementation of other decisions stemming from the review are expected during fiscal 2005. In August, Cathy became President of Applied Biosystems following Mike Hunkapiller's decision to retire. The Company is indebted to Mike for his leadership and many pioneering contributions over the past two decades. Although Mike will be missed, he leaves a strong legacy, and we expect a smooth transition as Cathy assumes full responsibility for Applied Biosystems.

During fiscal 2004, Applied Biosystems used a portion of its cash flow to purchase $325 million of Applera Corporation-Applied Biosystems common stock. Net of the share buybacks, Applied Biosystems ended the fiscal year with $505 million in cash and cash equivalents and without any debt. The Group's financial condition provides flexibility to fund internal initiatives as well as potential acquisitions.

Celera Genomics last year expanded its development capabilities and progressed toward its goal of generating a clinical pipeline of high-potential small molecule compounds in inflammation and cancer. Guided by Applera's vision of Targeted Medicine, Celera Genomics is applying its strengths in genomics, proteomics and bioinformatics, along with its close relationship with Celera Diagnostics, to identify and validate novel drug targets and to develop novel therapeutics against validated targets.

Celera Genomics has recently established several complementary relationships intended to convert the targets and markers identified through its cancer-focused proteomics program into products and value. In July 2004, the Celera Group announced therapeutic co-development partnerships with Abbott Laboratories for therapeutic antibodies and small molecule drugs, and with Seattle Genetics for monoclonal antibodies and antibody-drug conjugates (ADCs). In addition, Celera Genomics and Celera Diagnostics entered into a broad research agreement with General Electric, under which the first project will focus on diagnostic imaging agents for cancer that would target cell surface proteins identified by Celera Genomics as associated with cancer.



Applera Management Executive Committee
left to right:

Kathy Ordoñez
William Sawch
Dennis Winger
Tony White
Barbara Kerr
Cathy Burzik

In the small molecule area, Celera Genomics is evaluating in late-stage preclinical testing development candidates for treating cancer and preventing deep vein thrombosis. To support preclinical and future clinical programs, Celera has grown its development organization to over 50 people and is carefully managing its financial assets — $746 million in cash and short-term securities at fiscal year end.

Celera Diagnostics is meeting major scientific and commercial milestones. In the past year, company scientists or collaborators reported the identification of meaningful new genetic markers in six association studies, providing new insight into disease risk and progression in common, complex disorders, including heart attack, stroke, rheumatoid arthritis, and breast cancer. In the case of myocardial infarction (MI), or heart attack, Celera Diagnostics has undertaken medical utility studies with Quest Diagnostics, the nation's largest clinical reference laboratory, to identify the most informative constellation of markers associated with MI. Quest may use these findings to identify patients, including those without conventional risk factors such as high cholesterol, who carry a genetic predisposition for MI and who could benefit from lifestyle changes or treatment. At the same time, Celera Genomics is exploring the therapeutic utility of selected markers.

Celera Diagnostics' long-term strategic alliance with Abbott is producing strong revenue growth and moving the business closer to profitability. Formed two years ago to develop, manufacture, and market molecular diagnostics, this alliance sells a variety of *in vitro* diagnostic tests and analyte specific reagents manufactured by Celera Diagnostics, as well as products manufactured by Abbott and other parties. With key alliances in place, an expanded product portfolio, and promising discoveries feeding its product pipeline, Celera Diagnostics is moving steadily toward its goal of developing differentiated products for improving the diagnosis and detection of disease and for developing and selecting patient treatments.

We look forward to the coming year with confidence that the direction of the Applera businesses is aligned with the direction of the fields of biology and medicine. We are invigorated by the recent scientific studies validating our vision of *Targeted Medicine* and the formation of systems biology research centers at major universities confirming our emphasis on *Integrated Science*, or *iScience*. While mindful of the challenges ahead, we are proud of our accomplishments, grateful to the employees who made them possible, and committed to developing products that help translate a better understanding of biology into clinical reality, for the benefit of patients, physicians, customers and stockholders.

Tony L. White
Chairman, President and Chief Executive Officer
Applera Corporation
August 30, 2004

Highlights

Applied Biosystems

- Entered the gene expression array market with an Expression Array System that complements its leadership in quantitative gene expression, and commenced shipments of its novel hybrid mass spectrometer, the 4000 QTRAP®, for drug development and proteomics.
- Generated $289 million in operating cash flow, which helped fund repurchases of $325 million of Applera-Applied Biosystems shares.
- Conducted a strategic and operating review designed to enhance operational effectiveness and financial performance. Changes include rebalancing R&D investments and restructuring operations into four divisions, each with integrated resources.

Celera Genomics

- Identified and validated new therapeutic targets in cancer and advanced its most promising small molecule drug candidates toward human clinical trials.
- Established therapeutic collaborations with Abbott Laboratories and Seattle Genetics to create drug candidates to cancer targets identified primarily through its proteomic research.
- Expanded internal development capabilities and ended the fiscal year with $746 million in cash and short-term securities.

Celera Diagnostics

- With strategic partner Abbott Molecular Diagnostics, introduced new infectious disease tests and significantly increased end-user sales.
- In pioneering disease association studies, identified and validated new genetic markers in multiple common, complex diseases, including myocardial infarction (heart attack), stroke, rheumatoid arthritis, and breast cancer.
- Initiated medical utility studies with partner Quest Diagnostics, the nation's largest clinical reference laboratory, related to genetic markers associated with myocardial infarction.

Systems Biology Institutions & Initiatives:

Institute for Systems Biology: 2000

Bio-X Stanford: 2000

University of Queensland: Institute for Molecular Bioscience: 2000

The Broad Institute: 2003
Research collaboration between Whitehead Institute, Harvard Medical School and MIT

QB3: California Institute for Quantitative Biomedical Research: 2003

The National Institutes of Health (NIH) Roadmap Initiatives: 2003

Dublin Molecular Medicine Center (DMMC): 2004

Integrated Science Progress

Interest in studying biology at the systems level is accelerating, as scientists seek to understand more precisely the complex interplay of molecular events that leads to disease. To facilitate this endeavor, researchers are increasingly adopting a multi-disciplinary approach that links technology, computer science, and traditional laboratory research. This trend is evidenced by the growing number of high-profile initiatives and institutions worldwide dedicated to systems biology. *(See list above.)* At Applied Biosystems, we have anticipated the transition toward a more integrated, interdisciplinary approach to life science research and, in partnership with our customers, are providing the products, services, and bioinformatics about genes, genetic variations, and proteins to make this new Integrated Science *(iScience™)* possible. For example, scientists were able to rapidly develop the first diagnostic test for SARS after employing technologies from Applied Biosystems to sequence its genome and identify key viral proteins as potential drug targets. We have also recently introduced new *iScience* solutions that seamlessly link our gene expression and proteomics systems with the rich biological content of our online bioinformatics platform. In this way, we are leading efforts to enable the next generation of life science discovery.

—Catherine M. Burzik, *President, Applied Biosystems*
Senior Vice President, Applera Corporation

Recent achievements in genomics and proteomics are shaping a new age of targeted medicine, in which disease is detected at an earlier stage and treatments are tailored to patients based on their genetic characteristics and the sub-classification of their disease. The evolution of this trend is evident in the emergence in the past several years of the first gene-based diagnostic tests for predicting drug response and disease progression in cancer. At Celera Genomics and Celera Diagnostics, we are applying our knowledge of genetics and genomics to create new diagnostic tests and targeted therapeutics for common, complex disorders, including cancer. In fiscal 2004, we demonstrated our discovery leadership through our identification of important new protein and genetic markers that are improving our understanding of the biology of disease as well as producing new opportunities for creating diagnostic and therapeutic value. Newly forged strategic collaborations *(see table below)* support the development of targeted therapies and diagnostic imaging agents against the proteins that Celera Genomics has linked to cancer.

—Kathy Ordoñez, *President, Celera Genomics and Celera Diagnostics*
Senior Vice President, Applera Corporation

Towards Targeted Medicine

Collaborations:

General Electric: Integrating medical imaging, protein-based markers and therapeutics to improve the detection, prevention and management of disease.

Abbott Laboratories: Discovery and development of targeted therapies for cancer, including therapeutic antibodies and small molecule drugs.

Seattle Genetics: Discovery and co-development of targeted antibody therapies for cancer based on monoclonal antibodies and antibody-drug-conjugates.

Merck: Discovery of novel genetic markers for Alzheimer's disease, potentially leading to new therapeutics and diagnostics.

For more information on these collaborations, please see pages 12-15.

Applied Biosystems



Enabling the Next Generation of Life Science Research

The global effort to sequence the human genome, predominantly using Applied Biosystems DNA analyzers and reagents, was described at the time as a "race to the starting line" for understanding biology at a deeper level. Today, three years following publication of the draft human sequence, scientists are sprinting out of the gate toward making exciting new associations between genetics, disease, and drug response.

Applied Biosystems DNA sequencing tools, as well as real-time PCR products, are again playing an important enabling role. Its DNA sequencing systems have been used to identify genetic variations associated with drug response in lung cancer patients taking the new drug IRESSA®, while its real-time PCR systems have been used to help scientists discover novel genetic patterns that may have the potential to predict survival in B-cell lymphoma. These studies are among the examples of how Applied Biosystems is serving biomedical discovery and development by leveraging its broad, multi-disciplinary expertise to provide new tools and strategies for





7% OTHER
DNA SEQUENCING 33%
11% CORE DNA SYNTHESIS & PCR
REAL-TIME PCR/OTHER APPLIED GENOMICS PRODUCTS 25%
24% MASS SPECTROMETRY

REVENUE BY PRODUCT CATEGORY



4% LATIN AMERICA & OTHER
19% ASIA PACIFIC
U.S. 46%
31% EUROPE

GLOBAL REVENUE PRESENCE

Addressing a Global Health Threat

When Severe Acute Respiratory Syndrome (SARS) emerged as a new public health threat in 2003, life science researchers worldwide responded immediately, collaborating to combine gene and protein information to identify and understand the new virus. Using Applied Biosystems automated sequencing, real-time PCR, and protein identification systems, they sequenced the SARS virus, developed the basis for diagnostic tests, and identified key viral proteins as potential vaccine and drug targets — all in about three months — showing that iScience technologies make it possible to address a global health concern quickly.



helping scientists understand the complex interactions among genes, proteins and small molecules involved in human health and disease.

In the area of *iScience*, Applied Biosystems is offering a growing number of whole-product solutions that integrate biological content with technological advances to streamline workflows in scientific discovery. Several Applied Biosystems mass spectrometers for protein analysis, including the successful 4000 QTRAP® LC/MS/MS System first shipped in early 2004, provide customers with *iScience* benefits by enabling them to link experimental data with relevant gene-based information from Applied Biosystems proprietary bioinformatics platform.

In spring 2004, the company launched the first fully integrated system for whole genome gene expression analysis to accelerate the identification of genes involved in various biological processes or diseases and in drug response. The Expression Array System marks Applied Biosystems' entry into the microarray market and complements its leadership in quantitative real-time PCR for gene expression. The Expression Array System, available for the human, mouse, and soon for the rat genome, features highly sensitive chemiluminescent detection and incorporates an improved probe design. These technical innovations make it possible for researchers to find more expressed genes and to use less sample. To accelerate decision-making, this *iScience* solution links to the online bioinformatics platform and to easy ordering of ready-to-use, relevant TaqMan® Gene Expression Assays for validating candidate genes identified by microarray analysis.

Applied Biosystems also began full commercial sales in fiscal 2004 of two other major products for functional genomics that extend the utility of its popular DNA sequencing systems. The SNPlex™ Genotyping System is a software and reagent product that provides a flexible and cost-effective solution for conducting high-throughput association studies to find disease-associated genes. The VariantSEQr™ Resequencing System addresses the growing practice of resequencing specific genes or gene regions to discover genetic variations that correlate with disease processes or drug response.

The industry's most comprehensive and integrated portfolio of life-science tools

DISCOVERY RESEARCH

Genomics	Proteomics	Cell Biology



DNA ANALYZERS & REAGENTS

PCR THERMAL CYCLERS & REAGENTS

EXPRESSION ARRAY SYSTEMS





REAL-TIME PCR SYSTEMS

MASS SPECTROMETERS





ICAT™ AND iTRAQ™ REAGENTS

CELLULAR DETECTION SYSTEMS



See Glossary on inside back cover for explanations of terms. ICAT and iTRAQ Reagents measure levels of protein expression in cells. Real-time TaqMan® Assays are for gene expression and genotyping.

• **DISCOVERY RESEARCH** Study of the structure and function of genes (genomics) and proteins (proteomics) and molecular interactions in cells (cell biology).

The complexity of biology
is both our challenge and opportunity



GENES
~ 30,000 Genes

PROTEINS
> 1,000,000 Proteins

CELLS
networks of 5 to 50 million molecular interactions per cell

HOMO SAPIENS
2 billion years of evolution

ADVANCING KNOWLEDGE IS MAKING IT POSSIBLE TO ASK AND ANSWER NEW QUESTIONS:

WHAT IS THE NORMAL FUNCTION OF GENES IDENTIFIED BY HUMAN GENOME SEQUENCING?

WHICH OF THESE GENES ARE INVOLVED IN DISEASES? WHICH PROTEINS?

HOW DO NETWORKS OF GENES AND PROTEINS INTERACT WITH ONE ANOTHER IN HEALTHY AND DISEASED TISSUE?

WHAT PROTEIN AND SMALL MOLECULE BIOMARKERS ARE INVOLVED WITH DISEASE DIAGNOSIS, PROGNOSIS, AND TREATMENT?

WHAT IS THE CONNECTION BETWEEN GENETIC VARIATIONS AMONG INDIVIDUALS AND RISK AND ONSET OF DISEASES?

HOW CAN AN UNDERSTANDING OF GENETIC VARIATIONS HELP DEVELOP DIAGNOSTIC TESTS AND MORE TARGETED DRUGS?

visit: www.appliedbiosystems.com/productportfolio

for an interactive version of this chart

Applied Biosystems

APPLIED MARKETS

Forensic & Human ID	Food & Environmental Testing	Clinical Diagnostics

DNA ANALYZERS



PCR THERMAL CYCLERS & REAGENTS

REAL-TIME PCR SYSTEMS





MASS SPECTROMETERS



HUMAN ID/FORENSIC KITS

FOOD PATHOGEN DETECTION KITS

MICROBIAL ID & GMO DETECTION KITS

PROPRIETARY BIOINFORMATICS PLATFORMS

LABORATORY INFORMATION MANAGEMENT SYSTEMS

Applied Biosystems DNA analyzers and real-time PCR systems are general purpose laboratory instruments. They have not been cleared as clinical diagnostic instruments by the U.S. FDA.

›reclinically evaluating drug candidates to the target; studying the disease and testing the drug in man.

• **APPLIED MARKETS** Other applications of our technologies.

PHARMACEUTICAL DEVELOPMENT

Target Validation | **Pre-Clinical Development** | **Clinical Research & Trials**



DNA ANALYZERS & REAGENTS



PCR THERMAL CYCLERS & REAGENTS



REAL-TIME TAQMAN® LOW DENSITY ARRAYS



TAQMAN® SINGLE TUBE ASSAYS



MASS SPECTROMETERS



PROPRIETARY BIOINFORMATICS PLATFORMS



LABORATORY INFORMATION MANAGEMENT SYSTEMS

• **PHARMACEUTICAL DEVELOPMENT** Identifying potential drug targets, usually proteins, within or on cells; verifying a function for the target in a disease; generating and

Celera Genomics

Therapeutic Collaborations with Industry Leaders

In July 2004, Celera Genomics entered into two strategic alliances focused on developing new cancer therapies directed against cell-surface proteins associated with cancer and validated as therapeutic targets through three years of extensive proteomics research. The relationship with Abbott Laboratories encompasses therapeutic antibodies and small molecule drugs, while the alliance with Seattle Genetics centers on monoclonal antibodies and antibody-drug conjugates (ADCs). In both alliances, Celera Genomics and its partner will equally share funding of clinical development and would then share any financial returns resulting from commercialization.

Building a Portfolio of Targeted Therapeutics

Celera Genomics is integrating proven and cutting-edge technologies to discover and develop new high-value, targeted therapeutics for cancer, autoimmune, and inflammatory diseases. To reach its goal, Celera Genomics is leveraging three areas of competitive advantage: **first**, its ability to identify targets and study disease using a variety of large-scale proteomics and genomics platforms powered by proprietary bioinformatics; **second**, its small molecule research and development capabilities; and **third**, its access to discoveries from Celera Diagnostics, which provide molecular insights into disease and the potential for companion diagnostic products.

In fiscal 2004, Celera Genomics focused its competitive strengths on three activities: identifying therapeutic targets, creating strategic alliances, and advancing small molecule and protein therapeutic programs. Celera Genomics' primary sources of targets include its proteomics program, which involves the use of industrial-scale



• **A Discovery and Development Path for a New Targeted Cancer Drug**

1) A cell surface protein is identified as a potential drug target in cancer using proteon


ANTIBODIES
ANTIGENS
TUMOR CELL

studies to identify overexpressed cell-surface proteins associated with cancer that are potential targets for therapeutic antibodies or small molecule drugs, and the ongoing disease association studies conducted by Celera Diagnostics. In the past year, Celera Genomics validated more than a dozen potential pancreatic cancer targets and identified additional differentially expressed proteins in pancreatic, lung, colon, and breast cancer that will be further evaluated.

To capitalize on the success of its proteomics research, Celera Genomics announced the formation of key strategic collaborations with Abbott Laboratories and Seattle Genetics in July 2004 to develop new cancer therapeutics against a number of its protein targets. *(See inset.)* Also in July, Celera Genomics and Celera Diagnostics entered into a broad research collaboration with General Electric intended to accelerate the discovery and development of new products for targeted medicine. The first collaboration project focuses on the development of novel imaging agents for cancer that selectively target cell-surface proteins that Celera Genomics has identified to be associated with cancer. This novel partnership integrates medical imaging, protein-based markers and therapeutics in a new strategy for detecting, preventing, and managing disease.

In its small molecule programs, Celera Genomics is evaluating development candidates in late-stage preclinical testing. A program in oncology has demonstrated reduced tumor growth in xenograft models of cancer. A second program is focused on treating blood clotting problems such as deep vein thrombosis. To support the progress in its pipeline, Celera Genomics substantially expanded its preclinical and clinical development staff in the past year.



2) A therapeutic antibody is developed to bind with the protein target and block cancer growth.



3) A therapeutic antibody is administered as an injectable drug.

Celera Diagnostics



Converting Discoveries into Actionable Diagnostics

Celera Diagnostics is applying a full range of discovery and commercialization capabilities to develop tests that it believes will enable physicians to better diagnose, monitor, and treat disease. In fiscal 2004, Celera Diagnostics increased end-user sales through its alliance with Abbott Laboratories, reported meaningful discoveries from its large-scale disease association studies, expanded the Abbott alliance product portfolio, and added new partnerships to advance its implementation of targeted medicine.

Celera Diagnostics is growing toward profitability, as end-user sales generated by its strategic marketing and manufacturing alliance with Abbott continue to increase. In fiscal 2004, the portfolio of products sold through the collaboration expanded to include a variety of infectious disease and genetic tests manufactured by Celera Diagnostics, Abbott, and other companies. These include updates to its ViroSeq™ HIV-1 Genotyping System, which was granted CE mark certification in Europe, as well as expanded claims from the FDA.






7

• **1) The ViroSeq™ HIV-1 Genotyping System** detects viral mutations associated with drug resistance. **2) Cystic Fibrosis ASRs** can be used to detect mutations in the CFTR ge





Targeting HIV Drug Resistance

Just as the human immunodeficiency virus (HIV-1) continues to mutate and develop resistance to new drug therapies, the genotyping tests for detecting these mutations must change to meet current needs. The ViroSeq HIV-1 Genotyping System continues to evolve, and in the last year gained FDA clearance for expanded claims, including an updated software algorithm that analyzes information regarding known and newly identified mutations in HIV-1, 19 anti-retroviral drugs, and reported drug resistance patterns. The ViroSeq System also received CE mark certification in the European Union, paving the way for sales in its 18 member states.

Celera Diagnostics' discovery programs are the basis for its future success and for new products that will enable Targeted Medicine. In the past year, the company made strong progress in its industrial-scale disease association studies to link genetic markers to common, complex diseases. These studies compare genotype and gene expression profiles in samples from healthy and diseased populations to identify and validate markers that provide insight into disease risk, progression and treatment response for the development of new molecular diagnostics. In fiscal 2004, Celera Diagnostics scientists and collaborators reported the identification of new markers in six studies, including heart attack, stroke, rheumatoid arthritis, metastatic risk in breast cancer, Alzheimer's disease, and interferon response in hepatitis C patients.

In the case of myocardial infarction, or heart attack, researchers described the identification of multiple novel genetic markers, called single nucleotide polymorphisms (SNPs), in a number of genes associated with an increased risk for heart attack. In rheumatoid arthritis (RA), Celera Diagnostics reported data linking variation in a single gene to a two-fold increase in risk for RA, opening a new window for studying the causes of autoimmune diseases. Celera Diagnostics is working with its collaborators to determine the medical utility of these and other genetic markers emerging from its discovery programs. In addition, Celera Genomics is evaluating the therapeutic potential of these findings.

A collaboration with Merck & Co, Inc. announced in July 2004 to identify novel targets for drug discovery and diagnostic markers related to Alzheimer's disease provides another opportunity to leverage the power of the Celera Diagnostics disease association platform. To better understand and differentiate disease at the molecular level, Celera Diagnostics and Celera Genomics entered into a broad research collaboration with General Electric to further advance the concept of Targeted Medicine.



...sociated with this inherited genetic disorder. 3) **Hepatitis C Virus ASRs** can be used to quantify the amount of HCV (viral load) or to identify the viral genotype in an infected individual.

Financial Review

(Dollar amounts in thousands except per share amounts) Fiscal years ended June 30,	2000	2001	2002	2003	**2004**
Financial Operations					
Net revenues					
Applied Biosystems group	$1,388,100	$1,619,495	$1,604,019	$1,682,943	**$1,741,098**
Celera Genomics group	42,747	89,385	120,886	88,264	**60,126**
Celera Diagnostics		1,587	9,206	20,763	**36,702**
Eliminations	(59,812)	(66,341)	(32,893)	(14,738)	**(12,733)**
Applera Corporation	1,371,035	1,644,126	1,701,218	1,777,232	**1,825,193**
Income (loss) from continuing operations					
Applied Biosystems group	$ 186,247	$ 212,391	$ 168,481	$ 199,617	**$ 172,253**
Celera Genomics group	(92,737)	(186,229)	(211,772)	(81,929)	**(57,476)**
Celera Diagnostics		(4,960)	(44,763)	(51,237)	**(41,968)**
Eliminations	1,986	6,032	47,473	52,029	**42,144**
Applera Corporation	95,496	27,234	(40,581)	118,480	**114,953**
Per Share Information					
Applied Biosystems Group					
Income per share from continuing operations					
Basic	$ 0.90	$ 1.01	$ 0.80	$ 0.96	**$ 0.84**
Diluted	$ 0.86	$ 0.96	$ 0.78	$ 0.95	**$ 0.83**
Dividends declared per share	$ 0.17	$ 0.17	$ 0.17	$ 0.17	**$ 0.17**
Celera Genomics Group					
Net loss per share					
Basic and diluted	$ (1.73)	$ (3.07)	$ (3.21)	$ (1.15)	**$ (0.79)**
Other Information					
Cash and cash equivalents and short-term investments					
Applied Biosystems group	$ 394,608	$ 392,459	$ 470,981	$ 601,666	**$ 504,947**
Celera Genomics group	1,111,034	995,558	888,922	802,402	**745,794**
Applera Corporation	1,505,642	1,388,017	1,359,903	1,404,068	**1,250,741**
Total assets					
Applied Biosystems group	$1,698,156	$1,677,887	$1,818,582	$2,126,715	**$1,947,760**
Celera Genomics group	1,413,257	1,220,136	1,250,044	1,122,066	**1,017,714**
Celera Diagnostics		14,164	21,826	35,902	**36,903**
Eliminations	(28,098)	(24,329)	(15,053)	(27,191)	**(29,526)**
Applera Corporation	3,083,315	2,887,858	3,075,399	3,257,492	**2,972,851**
Long-term debt					
Applied Biosystems group	$ 36,115	$ —	$ —	$ —	**$ —**
Celera Genomics group	46,000		17,983	17,101	
Applera Corporation	82,115		17,983	17,101	

Selected financial data provides five years of financial information for Applera Corporation. This table includes commonly used key financial metrics that facilitate comparisons with other companies. We include information on our business units in the above selected consolidating financial data to facilitate the understanding of our business and our financial statements. Our board of directors approves the method of allocating earnings to each class of our common stock for purposes of calculating earnings per share. This determination is generally based on net income or loss amounts of the Applied Biosystems group and Celera Genomics group calculated in accordance with accounting principles generally accepted in the United States of America, or GAAP, consistently applied. See Note 15 to our consolidated financial statements for a detailed description of our segments and the management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses. You should read this selected financial data in conjunction with our consolidated financial statements and related notes.

As part of our recapitalization on May 6, 1999, we issued two new classes of common stock called Applera Corporation–Applied Biosystems Group Common Stock and Applera Corporation–Celera Genomics Group Common Stock.

The Applied Biosystems group per share data and the Celera Genomics group per share data reflect all stock splits.

We established Celera Diagnostics in fiscal 2001 as a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development and commercialization of diagnostic products. The loss from Celera Diagnostics does not include the tax benefit recorded by the Celera Genomics group associated with such loss, as the Celera Genomics group recorded 100% of Celera Diagnostics' losses from fiscal 2001 through 2004.

A number of items, shown below, impact the comparability of our data from continuing operations. All amounts are pre-tax, with the exception of the tax liability and valuation allowance reduction recorded as a tax benefit in fiscal 2003.

(Dollar amounts in millions) Fiscal years ended June 30,	2000	2001	2002	2003	**2004**
Applied Biosystems Group					
Net gains/(losses) on investments	$ 48.6	$ 15.0	$ (8.2)	$ —	**$ 11.2**
Acceleration of long-term compensation charges as a result of attainment of performance targets	(45.0)				
Gain on sale of real estate	8.2				
Employee-related charges, asset impairments and other	(2.1)			(29.5)	**(25.0)**
Acquired in-process research and development charge			(2.2)		
Tax liability and valuation allowance reductions				27.8	
Net gains on litigation settlements				25.8	**6.7**
Celera Genomics Group					
Employee-related charges, asset impairments and other	$ —	$(69.1)	$(28.7)	$(15.1)	**$(18.1)**
Net gains/(losses) on investments			(6.0)		**24.8**
Acquired in-process research and development charge			(99.0)		

Discussion of Operations

The purpose of the following management's discussion and analysis is to provide an overview of the business of Applera Corporation to help facilitate the understanding of significant factors influencing the historical operating results, financial condition and cash flows and also to convey our expectations of the potential impact of known trends, events or uncertainties that may impact future results. You should read this discussion in conjunction with our consolidated financial statements and related notes. Historical results and percentage relationships are not necessarily indicative of operating results for future periods. When used in this management discussion, the terms "Applera," "Company," "we," "us," or "our" mean Applera Corporation and its subsidiaries.

Overview

We are comprised of three business segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics.

The Applied Biosystems group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing.

The Celera Genomics group is engaged principally in the discovery and development of targeted therapeutics for cancer, autoimmune and inflammatory diseases. The Celera Genomics group is leveraging its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop small molecule therapeutics. It is also seeking to advance therapeutic antibody and selected small molecule drug programs in collaboration with global technology and market leaders.

Celera Diagnostics is a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development, and commercialization of diagnostic products.

In fiscal 1999, as part of a recapitalization of our Company, we created two classes of common stock referred to as "tracking" stocks. Tracking stock is a class of stock of a corporation intended to "track" or reflect the performance of a specific business within the corporation.

Applera Corporation–Applied Biosystems Group Common Stock ("Applera–Applied Biosystems stock") is listed on the New York Stock Exchange under the ticker symbol "ABI" and is intended to reflect the relative performance of the Applied Biosystems group. Applera Corporation–Celera Genomics Group Common Stock ("Applera–Celera stock") is listed on the New York Stock Exchange under the ticker symbol "CRA" and is intended to reflect the relative performance of the Celera Genomics group. There is no single security that represents the performance of Applera Corporation as a whole, nor is there a separate security traded for Celera Diagnostics.

Holders of Applera–Applied Biosystems stock and holders of Applera–Celera stock are stockholders of Applera. The Applied Biosystems group and the Celera Genomics group are not separate legal entities, and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities. The Applied Biosystems group and the Celera Genomics group do not have separate boards of directors. Applera has one board of directors, which will make any decision in accordance with its good faith business judgment that the decision is in the best interests of Applera and all of its stockholders as a whole.

More information about the risks relating to our capital structure, particularly our two classes of capital stock, is contained in our Form 10-K Annual Report for fiscal 2004.

Our fiscal year ends on June 30. The financial information for each segment is presented in Note 15 to our consolidated financial statements, Segment, Geographic, Customer and Consolidating Information. Management's discussion and analysis addresses the consolidated financial results followed by the discussions of our three segments.

The following business developments have occurred since the beginning of fiscal 2004:

Applied Biosystems Group

- In January 2004, the Applied Biosystems group announced the commercial availability of the SNPlex™ Genotyping System, a reagent and software product designed to allow researchers to conduct ultra high throughput genotyping studies for the characterization of complex diseases using the Applied Biosystems group's 3730*xl* and 3730 DNA Analyzers.
- In February 2004, the Applied Biosystems group announced the availability of two new real-time PCR systems, the Applied Biosystems 7300 Real-Time PCR System and the Applied Biosystems 7500 Real-Time PCR System, for the detection and quantification of nucleic acid sequences.
- Also in February 2004, the Applied Biosystems group announced the commercial availability of the VariantSEQr™ Resequencing System, the first complete, cost-effective solution for the discovery of DNA variants.
- In March 2004, the Applied Biosystems group announced the latest version of its laboratory information management system (LIMS) software, SQL*LIMS™ version 5.0, which includes an enhanced user interface delivered via a Web services application.
- During the third quarter, the Applied Biosystems group and MDS Inc., through the Applied Biosystems/MDS Sciex Instruments joint venture, and Waters Technologies Corporation settled patent infringement claims and entered into royalty-bearing license agreements cross licensing certain technology. Please refer to the Events Impacting Comparability section for more information.
- In April 2004, the Applied Biosystems group announced the commercial availability of the Applied Biosystems Expression Array System. The product combines highly sensitive gene detection capabilities with easy integration to the Applied Biosystems group's complementary gene expression

products. Together, these systems provide a comprehensive and streamlined solution for studies of human gene expression.

- On April 19, 2004, the Applied Biosystems group announced a favorable decision in a patent infringement lawsuit brought by Applera Corporation and Roche Molecular Systems, Inc. against MJ Research, Inc. and its principals. Damages were awarded in the amount of $19.8 million to the Applied Biosystems group and Roche Molecular Systems. The Applied Biosystems group intends to seek, with Roche Molecular Systems, an enhancement of damages, and an injunction against MJ Research. MJ Research filed for bankruptcy court protection in March 2004. Please refer to Note 10 to our consolidated financial statements for more information.
- In June 2004, the Applied Biosystems group announced an expansion of its TaqMan® Gene Expression Assays and TaqMan® SNP Genotyping Assays for functional genomics research.
- The Applied Biosystems group has engaged a leading strategy consulting firm to assist management in an in-depth review of its entire product portfolio. The purpose of this review is to identify opportunities for growth, increased profitability, and shareholder value creation. During the first and second phases of the project, which have been completed, the Applied Biosystems group conducted a fact-based analysis of its current product portfolio, evaluated its R&D investments in an attempt to achieve optimum alignment with future growth opportunities, and examined its business processes with a goal to improving operational efficiency and productivity. As a result of these actions, we have strengthened our R&D investments in those product areas where we see the opportunity to increase our organic growth and are implementing a new organization structure with four divisions in fiscal 2005.

Celera Genomics Group

- In July 2004, the Celera Genomics group announced the formation of a strategic collaboration with Abbott Laboratories to discover, develop and commercialize therapies for the treatment of cancer.
- Also in July 2004, the Celera Genomics group announced the formation of a strategic collaboration with Seattle Genetics, Inc. to jointly discover and develop antibody-based therapies for cancer.
- Also in July 2004, the Celera Genomics group received a milestone payment from Merck & Co. Inc. under a Cathepsin K inhibitor collaboration agreement. This payment recognizes Merck's advancement of a Cathepsin K inhibitor into a Phase I clinical trial as a potential treatment for osteoporosis.

Celera Diagnostics

- In September 2003, Celera Diagnostics announced the discovery of several novel genetic markers associated with an increased risk for myocardial infarction, or heart attack. In March 2004, Celera Diagnostics reported the discovery of novel markers in four genes associated with risk for myocardial infarction, none of which were in a previously recognized disease pathway associated with myocardial infarction risk.
- In October 2003, Celera Diagnostics announced a research collaboration with Merck & Co. to identify and validate genetic markers useful in the development of prognostic tests and therapeutics for selected cancers.
- During the second quarter of fiscal 2004, Celera Diagnostics and its collaborators presented selected results from three genomic studies, including findings regarding risk of distant metastasis in breast cancer, interferon responsiveness in hepatitis C patients, and Alzheimer's disease.
- In February 2004, Celera Diagnostics announced that it obtained special 510(k) clearance from the U.S. Food and Drug Administration for expanded claims related to its ViroSeq™ HIV-1 Genotyping System, a molecular diagnostic test designed to detect mutations associated with drug resistance in HIV-1, the virus that causes AIDS.
- In July 2004, Celera Diagnostics announced it has entered into a collaboration with Merck & Co., Inc. to identify novel targets for drug discovery and diagnostic markers related to Alzheimer's disease.

Other

- In June 2004, the Applied Biosystems group and Celera Diagnostics announced a patent license agreement with Cepheid relating to real-time thermal cycler instruments for research, diagnostics and other applications.
- In July 2004, the Celera Genomics group and Celera Diagnostics announced a joint research collaboration with General Electric Company intended to accelerate the discovery and development of new products for personalized, or targeted, medicine.

Critical Accounting Policies

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions. While we believe we have considered all available information, actual results could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. We believe that, of the significant accounting policies discussed in Note 1 to our consolidated financial statements, the following accounting policies require our most difficult, subjective or complex judgments:

- Revenue recognition;
- Asset impairment and valuation allowances;
- Pension benefits;
- Allocation of purchase price to acquired assets and liabilities in business combinations;
- Restructuring; and
- Allocations to the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics.

Revenue Recognition

The following describes only the areas that are most subject to our judgment. Please refer to Note 1, Accounting Policies and Practices, to our consolidated financial statements for a more detailed discussion of our revenue recognition policy.

In the normal course of business, we enter into arrangements whereby revenues are derived from multiple deliverables. In these revenue arrangements, we record revenue as the separate elements are delivered to the customer if the delivered item is determined to represent a separate earnings process, there is objective and reliable evidence of the fair value of the undeliverable item, and delivery or performance of the undelivered item is probable and substantially in our control. For certain instruments where installation is determined to be a separate earnings process, the portion of the sales price allocable to the fair value of the installation is deferred and recognized when installation is complete. We determine the fair value of the installation process based on technician labor billing rates, the expected number of hours to install the instrument based on historical experience, and amounts charged by third parties. We continually monitor the level of effort required for the installation of our instruments to ensure that appropriate fair values have been determined.

We recognize royalty revenues when earned over the term of the agreement in exchange for the grant of licenses to use our products or certain technologies for which we hold patents. We recognize revenue for estimates of royalties earned during the applicable period, based on historical activity, and make revisions for actual royalties received in the following quarter. Historically, these revisions have not been material to our consolidated financial statements. For those arrangements where royalties cannot be reasonably estimated, we recognize revenue upon the receipt of cash or royalty statements from our licensees.

Asset Impairment and Valuation Allowances

Inventory

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Reserves for obsolescence and excess inventory are provided based on historical experience and estimates of future product demand. If actual demand is less favorable than our estimates, inventory write-downs may be required.

Investments

Publicly traded minority equity investments are recorded at fair value, with the difference between cost and fair value recorded to other comprehensive income (loss) within stockholders' equity. When the fair value of these investments declines below cost, and the decline is viewed as other-than-temporary, the cost basis is written down to fair value which becomes the new cost basis, and the write-down is included in current earnings. We determine whether a decline in fair value is other-than-temporary based on the extent to which cost exceeds fair value, the duration of the market decline, the intent to hold the investment, and the financial health of, and specific prospects for, the investee.

Deferred tax assets

Deferred taxes represent the difference between the tax bases of assets or liabilities, calculated under tax laws, and the reported amounts in our financials statements. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which we have already recorded the tax benefit in our statement of operations. We record a valuation allowance against deferred tax assets if it is more likely than not that we will not be able to utilize these assets to offset future taxes. This valuation allowance is based on estimates of future taxable profits and losses and tax planning strategies. Subsequent revisions to estimates of future taxable profits and losses and tax planning strategies could change the amount of the deferred tax asset we would be able to realize in the future, and therefore could increase or decrease the valuation allowance.

Long-lived assets, including goodwill

We test goodwill for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of reporting units were estimated using discounted cash flows, market multiples, and other valuation techniques.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and its estimated value at disposal and compare it to its carrying value in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

We may be required to record an impairment charge in the future for adverse changes in market conditions or poor operating results of a related reporting unit.

Pension Benefits

Pension plan expense and the requirements for funding our major pension plans are determined based on a number of actuarial assumptions. These assumptions include the expected rate of return on pension plan assets, the discount rate applied to pension plan obligations, and the rate of compensation increase of plan participants. Our most significant pension plan is our U.S. pension plan, which constituted over 95 percent of our consolidated pension plan assets and projected benefit obligations as of the end of fiscal 2004. The accrual of future service benefits for participants in our U.S. pension plan terminated as of June 30, 2004. The effect of this termination is expected to decrease our pension expense by approximately $7 million in fiscal 2005. Please refer to Note 5 to our consolidated financial statements for information regarding our pension plans, expense recorded under our plans, and the actuarial assumptions used to determine those expenses and the corresponding liabilities.

The expected rate of return on assets is determined based on the historical results of the portfolio, the expected investment mix of the plans' assets, and estimates of future long-term investment returns. Our assumption for the expected rate of return on assets in our U.S. pension plan ranges from 6.5% to 8.5% for fiscal 2005, compared to our fiscal 2004 range of 6.25% to 8.5%. The discount rate used is based on rates available on high-quality fixed income debt instruments that have the same duration as our plan's liabilities. At June 30, 2004, we calculated our U.S. pension obligation using a 6.5% discount rate, a 25 basis point increase from the June 30, 2003 rate of 6.25%. For the determination of the expected rate of return on assets and the discount rate, we take into consideration external actuarial advice. The expected rate of compensation increase was 4.0% at both June 30, 2004 and 2003. Commencing in fiscal 2005, the expected rate of compensation increase will no longer factor into the determination of our net periodic pension cost due to the termination of the accrual for future service benefits.

The increase in our discount rate assumption is expected to decrease our net periodic pension cost for our U.S. pension plan by approximately $0.5 million in fiscal 2005 compared to fiscal 2004. A one percentage point increase or decrease in the discount rate for fiscal 2005 would decrease or increase our net periodic pension cost by approximately $2 million. A one percentage point increase or decrease in the expected rate of return on our pension assets for fiscal 2005 would also decrease or increase our net periodic pension cost by approximately $2 million. We do not generally fund pension plans when our contributions would not be tax deductible. In fiscal 2004, we made contributions of $51.4 million to the U.S. plan. As of June 30, 2004, we did not expect to fund the U.S. plan in fiscal 2005 as no contributions are expected to be required under the Employee Retirement Income Security Act regulations due to the level of contributions made in fiscal 2004. Our estimate of annual contributions is based on significant assumptions, such as pension plan benefit levels, tax deductibility, interest rate levels and the amount and timing of asset returns. Actual contributions could differ from this estimate.

Allocation of Purchase Price to Acquired Assets and Liabilities in Business Combinations

The cost of an acquired business is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. We assess fair value using a variety of methods, including the use of independent appraisers, present value models, and estimation of current selling prices and replacement values. Amounts recorded as intangible assets, including acquired in-process research and development, or IPR&D, are based on assumptions and estimates regarding the amount and timing of projected revenues and costs, appropriate risk-adjusted discount rates, as well as assessing the competition's ability to commercialize products before we can. Also, upon acquisition, we determine the estimated economic lives of the acquired intangible assets for amortization purposes. Actual results may vary from projected results.

Restructuring

From time to time, we may undertake actions to improve profitability and cash flow performance, as appropriate. We record a liability for costs associated with an exit or disposal activity when the liability is incurred, as required under Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Exit or Disposal Activities." Prior to adoption of SFAS No. 146 in January 2003, we expensed costs related to a restructuring plan that did not benefit future periods upon approval of the plan by management. Costs incurred under an exit or disposal activity could include estimates of severance and termination benefits, facility-related expenses, elimination or reduction of product lines, asset-related write-offs, and termination of contractual obligations, among other items. We will periodically review these cost estimates and adjust the restructuring liability, as appropriate.

Allocations to the Applied Biosystems Group, the Celera Genomics Group, and Celera Diagnostics

The attribution of the assets, liabilities, revenues and expenses to the Applied Biosystems group, the Celera Genomics group, or Celera Diagnostics is primarily based on specific identification of the businesses included in each segment. Where specific identification is not practical, other methods and criteria, which require the use of judgments and estimates, are used that we believe are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to each segment.

It is not practical to specifically identify the overhead portion of corporate expenses attributable to each of the businesses. As a result, we allocate these corporate overhead expenses primarily based on headcount, total expenses, or revenues attributable to each business.

Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings per share. This determination is generally based on the net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied.

The Applied Biosystems group contributed, among other things, its molecular diagnostics business to Celera Diagnostics as part of its initial contribution to the joint venture. The Celera Genomics group contributed, among other things, access to its genome databases. The Celera Genomics group and the Applied Biosystems group account for their investments in Celera Diagnostics under the equity method of accounting, with the Celera Genomics group recording 100 percent of the initial losses, up to $300 million, in its statement of operations as loss from joint venture. The Celera Genomics group and the Applied Biosystems group will share losses incurred by Celera Diagnostics in excess of $300 million equally. Celera Diagnostics has accumulated cash operating losses of approximately $125 million through June 30, 2004. Celera Diagnostics' profits, if any, will be shared in the ratio of 65 percent to the Celera Genomics group and 35 percent to the Applied Biosystems group until the cumulative profits of Celera Diagnostics equal the initial losses. Once cumulative profits exceed initial losses up to $300 million, Celera Diagnostics' profits will be shared equally between the groups. Refer to Note 15 to our consolidated financial statements for more information regarding Celera Diagnostics.

Our board of directors may modify, rescind, or adopt additional management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to the businesses at its sole discretion at any time without stockholder approval. Our board of directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of Applera and all of its stockholders as a whole.

A decision to modify or rescind the management and allocation policies, or adopt additional policies, could have different effects on holders of Applera–Applied Biosystems stock and holders of Applera–Celera stock or could result in a benefit or detriment to one class of stockholders compared to the other class.

Events Impacting Comparability

We are providing the following information on some actions taken by us or events that occurred in the periods indicated. We describe the effect of these items on our reported earnings for the purpose of providing you with a better understanding of our on-going operations. You should consider these items when making comparisons to past performance and assessing prospects for future results.

Acquisitions and Investments

We acquired Axys Pharmaceuticals, Inc. and Boston Probes, Inc. during fiscal 2002. The results of operations of these acquired businesses, which were accounted for under the purchase method of accounting, have been included in the consolidated financial statements since the acquisition dates. We allocated the net assets and results of operations of Axys to the Celera Genomics group. We allocated the net assets and results of operations of Boston Probes to the Applied Biosystems group.

A discussion of significant acquisitions and investments is provided in Note 3 to our consolidated financial statements.

Acquired Research and Development

During fiscal 2002, we recorded charges to write-off the value of acquired IPR&D in connection with the Axys and Boston Probes acquisitions. The Applied Biosystems group recorded a charge of $2.2 million relating to Boston Probes, and the Celera Genomics group recorded a charge of $99.0 million relating to Axys. As of the acquisition dates, the technological feasibility of the related projects had not been established, and it was determined that the acquired projects had no future alternative uses.

The amounts attributed to acquired IPR&D were developed using an income approach. The in-process technologies were valued using a discounted cash flow model on a project-by-project basis, as more fully described in Note 3 to our consolidated financial statements.

We identified eight acquired IPR&D projects at the time of the Axys acquisition, which are either in various stages of research and development or are no longer being pursued. The Cathepsin S and Cathepsin K projects are collaborations with pharmaceutical companies, where our portion of the collaboration was completed prior to fiscal 2004. The Celera Genomics group's partners will make clinical development decisions with respect to these partnered compounds. In July 2004, the Celera Genomics group received a milestone payment from Merck & Co., Inc. for the advancement of a Cathepsin K inhibitor into a Phase I clinical trial as a potential treatment for osteoporosis. The Factor VIIa program, a proprietary project for the development of therapeutics for blood clotting disorders, is expected to move forward as appropriate toward clinical trials. The costs to complete the Factor VIIa project depends on the success in the discovery and development efforts related to the project and how the Celera Genomics group decides to pursue the project, including whether to partner the project, and at what stage to partner. With regard to the Tryptase project, the lead compound series reacquired from Bayer in October 2002, is no longer being pursued. We are continuing to evaluate proprietary oral tryptase inhibitors for the treatment of asthma. The four remaining acquired projects are no longer being pursued.

The continuing projects will require additional research and development efforts by the Celera Genomics group or its collaborators before any products can be marketed, if ever. These efforts include extensive pre-clinical and clinical testing and are subject to lengthy regulatory review and clearance or approval by the FDA. The nature and timing of these remaining efforts are dependent on successful testing and clearance or approval of the products as well as maintaining existing collaborative relationships and entering into new collaborative relationships. If collaboration partners terminate or elect to cancel their agreements or otherwise fail to conduct their collaborative activities in a timely manner, the development process could be delayed or abandoned.

The Celera Genomics group has in the past reviewed and continues to review its proprietary pre-clinical projects. These reviews may lead to revised prioritization, resourcing and strategies to move toward clinical trials. As a result of these actions, actual results for some programs have varied, and for others in the future may vary, from the valuation assumptions outlined in Note 3 to our consolidated financial statements.

Employee-Related Charges, Asset and Goodwill Impairments, and Other

The following charges have been recorded in the consolidated statements of operations in employee-related charges, asset impairments and other, except as noted.

Fiscal 2004 Charges

During fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $6.3 million for the termination of approximately 110 employees, mainly in the U.S. The savings resulting from this action are expected to be used to support the businesses that are driving the Applied Biosystems group's revenue growth, including through the hiring of additional appropriately-skilled employees. As of June 30, 2004, the majority of the affected employees had been terminated and we had made cash payments of $5.3 million. The cash payments were funded primarily from cash provided by operating activities. The remaining cash payments are expected to be made in fiscal 2005.

In the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $14.9 million for the impairment of patents and acquired technology related to Boston Probes. As a result of a strategic and operational review, we determined, during the fourth quarter of fiscal 2004, that the intellectual property was not expected to lead to feasible commercialization of the products that we had originally envisioned when we purchased Boston Probes. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the impairment charge represented the amount by which the carrying amount of the assets exceeded their fair value. The fair value was based on estimated undiscounted future cash flows relating to the existing service potential of those assets.

Additionally in the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $4.4 million for asset write-downs and other expenses related to the decision to transfer the 8500 Affinity Chip Analyzer product line to HTS Biosystems, Inc., its development partner for this product line. The $4.4 million charge consisted of $3.2 million for write-downs of fixed assets and other charges and $1.2 million for the impairment of inventory recorded in cost of sales. The Applied Biosystems group had entered into a collaboration and commercialization agreement for this product line with HTS Biosystems in fiscal 2002. As a result of a change in strategic direction and focus at the Applied Biosystems group, as determined during the previously mentioned review, we determined that the inventory and fixed assets related to this product line have no net realizable value. Additionally, we wrote off a loan and accrued the final payments based on our decision to terminate the agreement with HTS Biosystems.

During the fourth quarter of fiscal 2004, the Celera Genomics group decided to pursue the sale of its Rockville, MD facility. As a result of this decision, we have classified the related assets as assets held for sale within prepaid expenses and other current assets. In connection with the decision to sell the Rockville facility, the Celera Genomics group recorded a pre-tax impairment charge of $18.1 million during the fourth quarter of fiscal 2004. This charge represented the write-down of the carrying amount of the facility to its current estimated market value less estimated costs to sell. The estimated market value was determined based on a third-party appraisal. After an analysis, the Celera Genomics group decided during the fourth quarter of fiscal 2004 that selling the facility and leasing space is the preferred option to meet its space requirements in Maryland.

Fiscal 2003 Charges

During fiscal 2003, the Applied Biosystems group recorded pre-tax charges totaling $33.8 million for organization-wide cost reductions in response to uncertain economic conditions as well as the Applied Biosystems group's overall strategy to return research and development investment to more traditional levels. The $33.8 million charge consisted of $24.3 million in employee-related charges, asset impairments and other, of which $22.9 million was for severance and benefits costs and $1.4 million was for office closures. The Applied Biosystems group also recorded $9.5 million for the impairment of assets in cost of sales. The Applied Biosystems group recorded pre-tax benefits of $4.3 million in the fourth quarter of fiscal 2003 and $0.6 million in the second quarter of fiscal 2004 in employee-related charges, asset impairments and other for reductions in anticipated employee-related costs associated with this program. These reductions were associated with lower than expected costs being incurred as the actions for this program were implemented.

The severance and benefits charge related to the termination of approximately 400 employees worldwide. Positions impacted, mainly in the U.S. and Europe, were primarily within the areas of research, manufacturing, sales, marketing and administration. The workforce reduction commenced in January 2003. The asset impairment charges resulted primarily from uncertainties surrounding the commercial introduction of products based on a collaboration with Illumina, Inc. and from a revised focus on products designed to offer the most efficient and newest technology with long-term earnings growth potential. The charge for office closures was primarily for one-time payments to terminate the leases of excess facilities and to write-off the fixed assets and leasehold improvements related to these facilities. These actions made funds available for new research and development programs and marketing initiatives.

The following table details the major components of the fiscal 2003 special charges:

(Dollar amounts in millions)	Employee-Related Charges	Asset Impairment	Office Closures	Total
Total charges	$22.9	$9.5	$1.4	$33.8
Cash payments	14.2		0.2	14.4
Non-cash charges		9.5	0.5	10.0
Reduction of expected costs	4.3			4.3
Balance at June 30, 2003	4.4	—	0.7	5.1
Cash payments	**3.0**		**0.5**	**3.5**
Reduction of expected costs	**0.6**			**0.6**
Balance at June 30, 2004	**$ 0.8**	**$ —**	**$0.2**	**$ 1.0**

Substantially all cash payments were made by June 30, 2004. These payments were funded primarily from cash provided by operating activities. The majority of the remaining cash payments are expected to be made in fiscal 2005.

Fiscal 2002 Charges

In fiscal 2002, the Celera Genomics group recorded a before-tax charge of $2.8 million related to the restructuring of its organization to focus on drug discovery and development. The charge related to a workforce reduction. All actions under this plan were taken as of June 30, 2002, and all cash payments were made by March 31, 2003.

Additionally, during fiscal 2002, the Celera Genomics group recorded a before-tax charge of $25.9 million related to Paracel, Inc., a business we acquired in fiscal 2000. This charge was primarily comprised of $12.7 million recorded for asset impairments, and provisions of $10.1 million for the estimated cost of excess lease space and $0.2 million for severance costs. This charge also included $2.9 million recorded in cost of sales for impairment of Paracel inventory. The asset impairment charges were for the write-off of the remaining goodwill of $12.1 million, recorded in goodwill impairment, other intangible assets of $0.5 million, and leasehold improvements of $0.1 million. At June 30, 2004, approximately $6.0 million remained of the provision for excess lease space. These charges resulted from Paracel's unfavorable performance against the lowered profitability outlook for the business established during fiscal 2001, and our decision during the third quarter of fiscal 2002 to redirect the business away from hardware and focus more on software products. In accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," we estimated Paracel's fair value using discounted cash flows, and compared it to its carrying value in determining whether impairment potentially existed. The calculation was based on a valuation model and discount rate that was commensurate with the risks involved. We recognized the goodwill impairment to the extent that Paracel's carrying amount of goodwill exceeded the implied fair value of the goodwill.

Investments

The Applied Biosystems group recorded before tax gains of $11.2 million in fiscal 2004, related primarily to the sales of minority equity investments. These investment sales resulted from management's decision to liquidate non-strategic investments.

The Celera Genomics group recorded a before-tax gain of $24.8 million from the sale of its investment in Discovery Partners International, Inc. ("DPI") common stock in the fourth quarter of fiscal 2004 included in gain (loss) on investments, net. Our investment in DPI common stock, which resulted from our acquisition of Axys, had been accounted for under the equity method of accounting. In fiscal 2003, based on the decline in its market capitalization, DPI re-assessed the value of its goodwill and other long-lived assets and recorded an impairment charge as a result of this re-assessment. Accordingly, the Celera Genomics group recognized a non-cash charge of $15.1 million in other income (expense), net in fiscal 2003, representing its share of the impairment charge.

During fiscal 2002, the Applied Biosystems group recorded $8.2 million and the Celera Genomics group recorded $6.0 million of before-tax charges for other-than-temporary impairments of minority equity investments, net of gains from sales. These charges were recorded in gain (loss) on investments, net. The impairment charges resulted from a number of factors, including the duration of the decline in market values, the financial condition, and future prospects for the investees.

Other Events Impacting Comparability

In March 2004, the Applied Biosystems group and MDS Inc., through the Applied Biosystems/MDS Sciex Instruments joint venture, received a payment of $18.1 million from Waters Technologies Corporation in connection with the resolution of patent infringement claims between the parties. The Applied Biosystems group recorded a net gain of $6.7 million from legal settlements, including its share of the settlement between the Applied Biosystems/MDS Sciex Instruments joint venture and Waters Technologies Corporation, in the third quarter of fiscal 2004. This net gain was recorded in litigation settlements.

In March 2003, we received a ruling in favor of the Applied Biosystems group and MDS Inc. in a patent infringement lawsuit against Micromass U.K. Ltd. and its U.S. subsidiary, Micromass, Inc., both divisions of Waters Corporation. In April 2003, the Applied Biosystems group received a payment that represented its share of the judgment proceeds on the successful completion of the lawsuit. We recorded a gain of $25.8 million in litigation settlements, which represented the amount received, net of related fees and costs in the fourth quarter of fiscal 2003.

The effective tax rate for fiscal 2003 included a reduction of the valuation allowance on deferred tax assets resulting from the expected utilization of foreign tax credits and a reduction of the income tax liability due to the settlement of overseas tax audits for $27.8 million recorded in the fourth quarter of fiscal 2003. Our worldwide valuation allowance was $42.7 million at June 30, 2002 and $17.3 million at June 30, 2003, which in both years consisted of foreign tax loss and foreign tax credit carryforwards. The valuation allowance decrease in fiscal 2003 was due to our ability to utilize a portion of our foreign tax credits as well as our expectation that we will be able to utilize the remaining portion of those credits in the future. The fiscal 2003 reduction of the valuation allowance resulted from the implementation of a tax planning strategy to capitalize and amortize research and development expenses incurred in fiscal 2003 over a ten-year period. The deferral of these tax deductions created additional U.S. tax eligible to be offset by the available foreign tax credit carryforwards that otherwise would have expired. We have determined that implementation of this tax planning strategy was both prudent and feasible in order to utilize foreign tax credits that were due to expire. A valuation allowance has been maintained on the remaining carryforwards since we may not generate sufficient income, of the appropriate character, and in the particular jurisdictions, to realize the benefits before carryforward periods expire. See Note 4 to our consolidated financial statements.

Discussion of Applera Corporation's Consolidated Operations

Results of Continuing Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Net revenues	$1,777.2	**$1,825.2**	**2.7%**
Cost of sales	849.6	**858.5**	**1.0%**
Gross margin	927.6	**966.7**	**4.2%**
SG&A expenses	435.0	**482.9**	**11.0%**
R&D	401.6	**377.1**	**(6.1%)**
Amortization of intangible assets	5.9	**2.9**	**(50.8%)**
Employee-related charges, asset impairments and other	20.0	**41.8**	**109.0%**
Litigation settlements	(25.8)	**(6.7)**	**(74.0%)**
Operating income	90.9	**68.7**	**(24.4%)**
Gain (loss) on investments, net	(2.6)	**35.5**	
Interest income, net	29.6	**22.8**	**(23.0%)**
Other income (expense), net	(12.3)	**2.5**	**(120.3%)**
Income before income taxes	105.6	**129.5**	**22.6%**
Provision (benefit) for income taxes	(12.9)	**14.5**	**(212.4%)**
Income from continuing operations	$ 118.5	**$ 115.0**	**(3.0%)**
Percentage of net revenues:			
Gross margin	52.2%	**53.0%**	
SG&A expenses	24.5%	**26.5%**	
R&D	22.6%	**20.7%**	
Operating income	5.1%	**3.8%**	
Effective income tax (benefit) rate	(12%)	**11%**	

As previously described in events impacting comparability, fiscal 2004 and 2003 results were impacted by the following items:

- $15.1 million pre-tax charge included in the loss from our equity interest in DPI in fiscal 2003. This amount was recorded in other income (expense), net;
- $29.5 million pre-tax charge, including $9.5 million recorded in cost of sales, for cost reductions, asset impairments, and other charges in fiscal 2003;
- $25.8 million pre-tax gain for the successful completion of the patent infringement lawsuit, net of related expenses, in fiscal 2003;
- $27.8 million tax benefit for the reduction of valuation allowances on deferred tax assets and the reduction of the income tax liability in fiscal 2003;
- $6.3 million pre-tax charge for severance and related costs in fiscal 2004;
- $6.7 million pre-tax net gain from legal settlements, including the settlement between the Applied Biosystems/ MDS Sciex Instruments joint venture and Waters Technologies Corporation, in fiscal 2004;
- $0.6 million reduction in fiscal 2004 of severance costs recorded in fiscal 2003;
- $14.9 million pre-tax charge in fiscal 2004 for the impairment of patents and acquired technology;
- $4.4 million pre-tax charge, including $1.2 million recorded in cost of sales, in fiscal 2004 for asset write-downs and other expenses related to a non-strategic product line;
- $18.1 million pre-tax charge in fiscal 2004 representing the estimated loss on the planned sale of our Rockville, MD facility; and
- $36.0 million pre-tax gains in fiscal 2004 relating to investments, including $24.8 million on the sale of our investment in DPI.

The total tax benefit recorded on the fiscal 2003 net charge was $34.6 million, including the tax benefit for the reduction of valuation allowances on deferred tax assets. The total tax expense recorded on the fiscal 2004 items was $1.2 million.

Income from continuing operations decreased for fiscal 2004 primarily due to the special items described above, as well as due to higher SG&A expenses resulting primarily from increased litigation-related legal expenses, spending on the Applied Biosystems myScience[SM] virtual research community and e-commerce website (collectively known as the Applied Biosystems Portal), insurance and pension costs, and the unfavorable effects of foreign currency. This decrease was partially offset by revenue growth at the Applied Biosystems group from all three sources: instruments, consumables, and other sources, and lower R&D expenses, in part due to the completion of the Applera Genomics Initiative. The net effect of foreign currency on income from continuing operations in fiscal 2004 was a benefit of approximately $8 million compared to fiscal 2003. Please read our discussion of segments for information on their financial results.

The favorable effects of foreign currency increased net revenues by approximately 2% when comparing fiscal 2004 with fiscal 2003. As a result, net revenues, excluding the effects of foreign currency, were relatively flat with the prior fiscal year. Revenues increased slightly at the Applied Biosystems group, due primarily to strength in the Real-Time PCR/Other Applied Genomics and Mass Spectrometry product categories, partially offset by lower sequencing-related revenues. The Celera Genomics group reported lower net revenues primarily as a result of the continuing expiration of Online/Information Business customer agreements. Celera Diagnostics' net revenues increased due to an increase in equalization payments under the profit-sharing arrangement with Abbott Laboratories and technology-related payments.

Net revenues decreased 2.2% in the U.S and 1.1% in Asia Pacific, and increased 12.2% in Europe and 19.3% in Latin America and other markets, compared with the prior fiscal year. The favorable effects of foreign currency increased revenues by approximately 6% in Europe and 2% in Asia Pacific during fiscal 2004 compared to fiscal 2003. European revenues increased due primarily to strong sales of the 4000 Q TRAP System and Real-Time PCR/Other Applied Genomics instruments and consumables. Also impacting the increase in European revenues was an order from a large-scale genome center for a substantial number of 3730*xl* instrument systems in fiscal 2003 that was not repeated in fiscal 2004. During fiscal 2004, revenues in Japan declined 5% compared to the prior fiscal year, net of a positive impact from foreign currency of approximately 2%. This decline primarily resulted from a disruption in traditional customer purchasing patterns due to the transition of the Applied Biosystems group's university customers to Independent Administrative Agency status.

Revenues in the U.S. decreased primarily due to weaker DNA sequencing sales to large genome centers at the Applied Biosystems group and the continuing expiration of Online/Information Business customer agreements at the Celera Genomics group, partially offset by higher revenues at Celera Diagnostics.

The higher gross margin percentage in fiscal 2004 was due primarily to: additional costs related to changes in the oligo manufacturing processes made in the fourth quarter of fiscal 2003; a shift in product mix towards newer, higher margin products such as the 4000 Q TRAP, human identification products used in forensics, and the Applied Biosystems 7300 Real-Time and 7500 Real-Time PCR Systems; operational efficiencies; and the favorable effects of foreign currency at the Applied Biosystems group. This increase was partially offset by lower revenues in fiscal 2004 at the Celera Genomics group. In addition, fiscal 2003 gross margin was lower due to the previously discussed asset impairment charge, which reduced gross margin by less than one percentage point.

The increase in SG&A expenses, as a percentage of net revenues, in fiscal 2004 compared with fiscal 2003 was primarily due to: higher litigation-related legal expenses of $19.2 million; increased spending of $12.4 million on the development of, and enhancements to, the Applied Biosystems Portal; and increased insurance and pension costs of $6.6 million. The increase was partially offset by lower employee-related costs due to the reduction in personnel at the Applied Biosystems group announced in December 2002 and lower employee-related costs and other service costs at the Celera Genomics group. In addition, the unfavorable effects of foreign currency increased fiscal 2004 SG&A expenses by approximately $15 million.

R&D expenses decreased in fiscal 2004 compared with fiscal 2003 due to the completion of the funding for the Applera Genomics Initiative, the costs of which were shared among our three businesses, lower employee-related costs due to the reduction in personnel at the Applied Biosystems group announced in December 2002, and cost reductions in the Online/Information Business at the Celera Genomics group. This decrease was partially offset by support for new product introductions at the Applied Biosystems group, increased therapeutic R&D expenditures at the Celera Genomics group, and increased spending for discovery programs and product development at Celera Diagnostics.

Interest income, net decreased in fiscal 2004, primarily due to lower average interest rates and, to a lesser extent, slightly lower average cash and cash equivalents and short-term investment balances during fiscal 2004 as compared to fiscal 2003.

Other income (expense), net in fiscal 2004 was impacted by lower losses recorded for equity method investments, including our share of the DPI impairment charge recorded in fiscal 2003 previously described, partially offset by lower benefits associated with our foreign currency risk management program.

The change in the effective tax rate was primarily due to a reduction of the valuation allowance on deferred tax assets and a reduction of the income tax liability due to the settlement of overseas tax audits, both of which were recorded in fiscal 2003, as well as changes in R&D credits. An analysis of the differences between the federal statutory income tax rate and the effective income tax rate is provided in Note 4 to our consolidated financial statements.

Results of Continuing Operations — 2003 Compared with 2002

(Dollar amounts in millions)	2002	2003	% Increase/ (Decrease)
Net revenues	$1,701.2	$1,777.2	4.5%
Cost of sales	799.0	849.6	6.3%
Gross margin	902.2	927.6	2.8%
SG&A expenses	438.4	435.0	(0.8%)
R&D	381.9	401.6	5.2%
Amortization of intangible assets	7.4	5.9	(20.3%)
Goodwill impairment	12.1		(100.0%)
Employee-related charges, asset impairments and other	13.7	20.0	46.0%
Litigation settlements		(25.8)	
Acquired IPR&D	101.2		(100.0%)
Operating income (loss)	(52.5)	90.9	(273.1%)
Loss on investments, net	(14.5)	(2.6)	(82.1%)
Interest income, net	43.5	29.6	(32.0%)
Other income (expense), net	(5.1)	(12.3)	141.2%
Income (loss) before income taxes	(28.6)	105.6	(469.2%)
Provision (benefit) for income taxes	12.0	(12.9)	(207.5%)
Income (loss) from continuing operations	$ (40.6)	$ 118.5	(391.9%)
Percentage of net revenues:			
Gross margin	53.0%	52.2%	
SG&A expenses	25.8%	24.5%	
R&D	22.4%	22.6%	
Operating income (loss)	(3.1%)	5.1%	
Effective income tax (benefit) rate	42%	(12%)	

As previously described in events impacting comparability, fiscal 2003 and 2002 results were impacted by the following items:

- $25.9 million pre-tax charge, including $2.9 million recorded in cost of sales, related to the Celera Genomics group's Paracel business in fiscal 2002;
- $2.8 million pre-tax charge for restructuring the Celera Genomics group's business in fiscal 2002;
- $14.2 million pre-tax charge for other-than-temporary impairment of minority equity investments in fiscal 2002;
- $101.2 million pre-tax charge to write-off acquired IPR&D in fiscal 2002 with no associated tax benefit;
- $15.1 million pre-tax charge included in the loss from our equity interest in DPI in fiscal 2003. This amount was recorded in other income (expense), net;
- $29.5 million pre-tax charge, including $9.5 million recorded in cost of sales, for cost reductions, asset impairments, and other charges in fiscal 2003;
- $25.8 million pre-tax gain for the successful completion of the patent infringement lawsuit, net of related expenses, in fiscal 2003; and

- $27.8 million tax benefit for the reduction of valuation allowances on deferred tax assets and the reduction of the income tax liability in fiscal 2003.

The total tax benefit recorded on the fiscal 2002 charges was $10.9 million. The total tax benefit recorded on the fiscal 2003 net charge was $34.6 million, including the tax benefit for the reduction of valuation allowances on deferred tax assets.

The net effect of foreign currency on income from continuing operations was a benefit of approximately $5.0 million during fiscal 2003. Also impacting the increase in income from continuing operations were higher net revenues and a change in the effective tax rate, partially offset by higher R&D expenses and lower interest income.

The favorable effects of foreign currency increased net revenues by approximately 2% when comparing fiscal 2003 with fiscal 2002. Revenues increased primarily due to improved instrument sales and higher service revenues and license fees at the Applied Biosystems group, partially offset by lower revenues at the Celera Genomics group primarily resulting from the group's decision not to pursue additional sequencing service business. Net revenues increased 7.7% in the U.S., 7.7% in Europe, and 6.9% in Latin America and other markets and decreased 6.8% in Asia Pacific, compared with the prior fiscal year. The effects of foreign currency increased revenues by approximately 7% in Europe during fiscal 2003 compared to fiscal 2002. The decrease in Asia Pacific was due in large part to the delays by the Japanese government in releasing appropriated funds from its budget.

The lower gross margin percentage in fiscal 2003 compared with fiscal 2002 was due primarily to the asset impairment charges recorded in fiscal 2003, additional costs associated with changes in the oligo manufacturing processes which rendered certain equipment obsolete, and a change in product sales and geographic mix at the Applied Biosystems group, partially offset by a decrease in the lower margin sequencing service business for the Celera Genomics group. The fiscal 2003 and 2002 special charges reduced gross margin by less than one percentage point in both fiscal years.

SG&A expenses, as a percentage of net revenues, decreased in fiscal 2003 compared with fiscal 2002. This decrease was primarily due to revenue growth at the Applied Biosystems group as well as a workforce reduction at the Celera Genomics group, resulting from the June 2002 restructuring of the organization. Partially offsetting this decrease was an increased number of employees resulting from the acquisition of Axys in November 2001 and increased staffing at Celera Diagnostics.

R&D expenses increased $19.7 million for fiscal 2003 from fiscal 2002. This increase was primarily due to spending on: the development of new products and technologies by the Applied Biosystems group; therapeutic discovery and development programs by the Celera Genomics group, including the programs acquired with Axys; and diagnostics discovery and development programs by Celera Diagnostics. Partially offsetting this increase was lower spending on the Applera Genomics Initiative, the costs of which were shared among our three businesses.

Interest income, net decreased by $13.9 million for fiscal 2003, primarily due to lower average interest rates and, to a lesser extent, lower average cash and cash equivalents and short-term investment balances during fiscal 2003 as compared to fiscal 2002.

Other income, net increased in fiscal 2003 due primarily to benefits associated with our foreign currency risk management program, partially offset by losses recorded for equity method investments, including the DPI charge described above. In fiscal 2002, other expense, net included our share of losses from equity method investments and other non-operating costs, partially offset by a net gain on the sale of the Celera Genomics group's AgGen plant genotyping business.

The change in the effective tax rate was primarily due to a reduction of the valuation allowance on deferred tax assets resulting from the current and expected utilization of foreign tax credits and a reduction of the income tax liability due to the settlement of overseas tax audits, as well as a non-cash charge related to amended returns and the previously discussed special charges recorded in both years. An analysis of the differences between the federal statutory income tax rate and the effective income tax rate is provided in Note 4 to our consolidated financial statements.

Applera Corporation

Discussion of Consolidated Financial Resources and Liquidity

We had cash and cash equivalents and short-term investments of $1.3 billion at June 30, 2004 and $1.4 billion at June 30, 2003. We maintain a $50 million revolving credit agreement with three banks that expires on April 20, 2005, under which there were no borrowings outstanding at June 30, 2004 or 2003. We intend to renew this agreement prior to expiration. Cash provided by operating activities has been our primary source of funds over the last fiscal year.

We believe that existing funds, cash generated from operations, and existing sources of debt financing are more than adequate to satisfy our normal operating cash flow needs, planned capital expenditures, dividends, and authorized share repurchases for the next twelve months and for the foreseeable future. However, if the Celera Genomics group is successful in its preclinical programs, it may require additional funds to advance these programs through the regulatory process.

(Dollar amounts in millions)	2003	**2004**
Cash and cash equivalents	$ 654.3	**$ 561.9**
Short-term investments	749.8	**688.8**
Total cash and cash equivalents and short-term investments	$1,404.1	**$1,250.7**
Total debt	17.1	**6.1**
Working capital	1,460.1	**1,326.6**
Debt to total capitalization	0.7%	**0.3%**

During fiscal 2003, we purchased $18.1 million of non-callable U.S. government obligations to serve as collateral for the 8% senior secured convertible notes we assumed in connection with the Axys acquisition. We substituted these government obligations for our shares of DPI common stock that originally collateralized these notes. The government obligations are required to be held in a trust and the proceeds from the maturation of, and interest payments on, these obligations will fund the interest and principal payments under the notes. The government obligations, which mature in fiscal 2005, are classified as available for sale at June 30, 2004. In fiscal 2004, we repurchased $10.0 million in principal amount of the outstanding convertible notes and sold our investment in DPI stock. During fiscal 2002, we repurchased an additional $10.0 million of these senior secured convertible notes.

Cash and cash equivalents in fiscal 2004 decreased as expenditures for capital assets, debt repayment, the payment of dividends, and the repurchase of Applera–Applied Biosystems stock, were only partially offset by cash generated from operating activities, which included the amount received related to the previously described patent infringement lawsuit, maturities of short-term investments, and proceeds from asset sales and stock issuances for employee stock plans. Also impacting the decrease in cash and cash equivalents was a $17.4 million payment made in the fourth quarter of fiscal 2004 for a patent lawsuit related to a discontinued product line. See Note 14 to our consolidated financial statements for further information. Net cash flows of continuing operations for the fiscal years ending June 30 were as follows:

(Dollar amounts in millions)	2002	2003	**2004**
Net cash from operating activities	$ 212.9	$195.9	**$ 194.4**
Net cash from investing activities	(259.4)	(14.7)	**67.8**
Net cash from financing activities	(120.4)	(22.6)	**(349.7)**
Effect of exchange rate changes on cash	31.5	29.2	**12.9**

Operating activities

The slight decrease in net cash from operating activities of continuing operations for fiscal 2004 resulted primarily from: lower income-related cash flows, which included the amounts received in fiscal 2003 and 2004 related to previously described patent infringement lawsuits; the funding of our U.S. pension plan of approximately $51 million in fiscal 2004, an increase of approximately $44 million over the funding made in fiscal 2003; the timing of royalty and vendor payments at the Applied Biosystems group; and lower cash receipts in fiscal 2004 due to the continuing expiration of Online/Information Business customer agreements at the Celera Genomics group. This decrease was almost completely offset by improved accounts receivable collections in fiscal 2004, higher turnover of inventory in fiscal 2004, the timing of the receipt of dividends and distributions from investments in unconsolidated subsidiaries at the Applied Biosystems group, and lower tax and severance and related benefits payments at the Applied Biosystems group in fiscal 2004.

Net cash from operating activities of continuing operations for fiscal 2003 decreased $17.0 million in comparison to fiscal 2002 resulting primarily from approximately $16 million of severance payments made under the Applied Biosystems group's fiscal 2003 cost reduction program and the Celera Genomics group's fiscal 2002 restructuring program, higher compensation-related payments, the timing of accounts receivable collections, and lower deferred revenues primarily due to the continuing expiration of Online/Information Business customer agreements at the Celera Genomics group. Partially offsetting this decrease were higher income-related cash flows, including the amount received related to the previously described patent infringement lawsuit.

Investing activities

Capital expenditures, net of disposals, were $68.4 million in fiscal 2004, $144.4 million in fiscal 2003, and $114.1 million in fiscal 2002. Fiscal 2004 capital expenditures included: the Applied Biosystems group's facilities expansions in Pleasanton, CA and Bedford, MA, including production equipment, testing and laboratory equipment for these facilities; as well as enterprise system upgrades; and equipment purchases used to support the therapeutics business at the Celera Genomics group. Fiscal 2003 capital expenditures included the Applied Biosystems group's facilities expansions in Pleasanton, CA and Bedford, MA, and capital expenditures for production equipment for these facilities; improvements made to the Celera Genomics group's therapeutics facilities and equipment purchases used to support the therapeutics business; and improvements to existing Celera Diagnostics' facilities to meet FDA requirements. Fiscal 2002 capital expenditures included the Applied Biosystems group's facilities expansion in Pleasanton, CA and capital spending related to the expansion of laboratory facilities for therapeutics research and development purposes for the Celera Genomics group as well as software purchases for both groups.

Cash paid in connection with our acquisitions and investments in equity interests of other companies was $0.3 million in both fiscal 2004 and fiscal 2003 and $41.9 million in fiscal 2002. In fiscal 2004 and fiscal 2003, cash was generated from the sales and maturities of short-term investments. We used a portion of the fiscal 2003 proceeds to purchase investments to secure the 8% senior secured convertible notes. We acquired the remaining 87% of Boston Probes, not previously owned, for approximately $37 million in fiscal 2002. Net cash proceeds from the sale of equity investments and real estate were $62.4 million in fiscal 2004, $6.6 million in fiscal 2003, and $5.2 million in fiscal 2002.

Financing activities

During fiscal 2004, we repurchased $10.0 million in principal amount of the outstanding 8% senior secured convertible notes assumed in connection with the Axys acquisition that were scheduled to mature in October 2004. In fiscal 2002, we repaid a yen 3.8 billion, or $29.0 million, loan on its scheduled maturity and also repurchased $10.0 million of the 8% senior secured convertible notes. We repurchased the following shares of Applera–Applied Biosystems stock and Applera–Celera stock for the fiscal years ended June 30:

(Dollars and shares in millions, except as noted)	Number of Shares Repurchased	Purchase Price
Applied Biosystems Group		
2002	3.9	$ 69.0
2003	1.1	$ 19.8
2004	**15.4**	**$325.0**
Celera Genomics Group		
2002	47.7 thousand	$ 0.9

Contractual Obligations

Our significant contractual obligations at June 30, 2004 and the anticipated payments under these obligations were as follows:

	Payments by Period				
(Dollar amounts in millions)	Total	2005	2006 – 2007	2008 – 2009	Thereafter
Debt	$ 6.1	$ 6.1	$ —	$ —	$ —
Minimum operating lease payments (a)	157.2	43.7	48.5	26.9	38.1
Purchase obligations (b)	87.2	75.0	8.1	1.4	2.7
Other long-term liabilities (c)	31.5	5.0	1.1	0.4	25.0
Total	$282.0	$129.8	$57.7	$28.7	$ 65.8

(a) Please refer to Note 10 to our consolidated financial statements for further information.
(b) Purchase obligations are entered into with various vendors in the normal course of business, and include commitments related to capital expenditures, R&D arrangements and collaborations, license agreements, and other services.
(c) We have excluded deferred revenues as they have no impact on our future liquidity. We have also excluded deferred tax liabilities and obligations connected with our pension and postretirement plans and other foreign employee-related plans, as they are not contractually fixed as to timing and amount. Please see Note 5 to our consolidated financial statements for more information on these plans.

For additional information regarding our financial obligations and commitments, see Notes 9 and 10 to our consolidated financial statements.

Discussion of Segments' Operations, Financial Resources and Liquidity

Applied Biosystems Group

Results of Continuing Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Net revenues	$1,682.9	**$1,741.1**	**3.5%**
Cost of sales	833.5	**835.4**	**0.2%**
Gross margin	849.4	**905.7**	**6.6%**
SG&A expenses	393.1	**439.0**	**11.7%**
R&D	238.4	**233.8**	**(1.9%)**
Employee-related charges, asset impairments and other	20.0	**23.7**	**18.5%**
Litigation settlements	(25.8)	**(6.7)**	**(74.0%)**
Operating income	223.7	**215.9**	**(3.5%)**
Gain (loss) on investments, net	(2.3)	**11.2**	**(587.0%)**
Interest income, net	12.7	**12.0**	**(5.5%)**
Other income (expense), net	4.6	**0.6**	**(87.0%)**
Income before income taxes	238.7	**239.7**	**0.4%**
Provision for income taxes	39.1	**67.4**	**72.4%**
Income from continuing operations	$ 199.6	**$ 172.3**	**(13.7%)**
Percentage of net revenues:			
Gross margin	50.5%	**52.0%**	
SG&A expenses	23.4%	**25.2%**	
R&D	14.2%	**13.4%**	
Operating income	13.3%	**12.4%**	
Effective income tax rate	16%	**28%**	

As previously described in events impacting comparability, fiscal 2004 and 2003 results were impacted by the following items:

- $29.5 million pre-tax charge, including $9.5 million recorded in cost of sales, for cost reductions, asset impairments, and other charges in fiscal 2003;
- $25.8 million pre-tax gain for the successful completion of the patent infringement lawsuit, net of related expenses, in fiscal 2003;
- $27.8 million tax benefit for the reduction of valuation allowances on deferred tax assets and the reduction of the income tax liability in fiscal 2003;
- $6.3 million pre-tax charge for severance and related costs in fiscal 2004;
- $6.7 million pre-tax net gain from legal settlements, including the settlement between the Applied Biosystems/MDS Sciex Instruments joint venture and Waters Technologies Corporation, in fiscal 2004;
- $0.6 million reduction in fiscal 2004 of severance costs recorded in fiscal 2003;
- $14.9 million pre-tax charge in fiscal 2004 for the impairment of patents and acquired technology;
- $4.4 million pre-tax charge, including $1.2 million recorded in cost of sales, in fiscal 2004 for asset write-downs and other expenses related to a non-strategic product line; and
- $11.2 million pre-tax gains in fiscal 2004 relating to investments.

The total tax benefit recorded on the fiscal 2003 net charge was $28.7 million, including the tax benefit for the reduction of valuation allowances on deferred tax assets. The total tax benefit recorded on the fiscal 2004 net charge was $1.2 million.

Income from continuing operations decreased for fiscal 2004 primarily due to the items described above, as well as due to higher SG&A expenses. This decrease was partially offset by revenue growth from all three sources: instruments, consumables, and other sources, particularly in Mass Spectrometry instruments and Real-Time PCR/Other Applied Genomics consumables. The net effect of foreign currency on income from continuing operations in fiscal 2004 was a benefit of approximately $8 million compared to fiscal 2003.

Revenues – overall summary

The following table sets forth the Applied Biosystems group's revenues by product categories for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
DNA Sequencing	$ 631.7	**$ 572.5**	**(9%)**
% of total revenues	*37%*	***33%***	
Real-Time PCR/Other Applied Genomics (a)(b)	352.5	**430.9**	**22%**
% of total revenues	*21%*	***25%***	
Mass Spectrometry (c)	355.1	**414.8**	**17%**
% of total revenues	*21%*	***24%***	
Core DNA Synthesis and PCR	202.9	**202.4**	**—%**
% of total revenues	*12%*	***11%***	
Other Product Lines (b)(c)	140.7	**120.5**	**(14%)**
% of total revenues	*9%*	***7%***	
Total	$1,682.9	**$1,741.1**	**3%**

(a) The product category Real-Time PCR/Other Applied Genomics was previously referred to as SDS/Other Applied Genomics.

(b) A reclassification of $0.6 million for fiscal 2003 was made from Other Product Lines to Real-Time PCR/Other Applied Genomics.
(c) A reclassification of $5.3 million for fiscal 2003 was made from Other Product Lines to Mass Spectrometry.

The favorable effects of foreign currency increased net revenues in fiscal 2004 by approximately 2% compared to fiscal 2003. As a result, net revenues, excluding the effects of foreign currency, slightly increased as compared to the prior fiscal year. Growth in the Real-Time PCR/Other Applied Genomics and Mass Spectrometry product categories were offset by a decline in sales of the Applied Biosystems 3730*xl* DNA Analyzer to large-scale genome centers and the ABI PRISM® 3100 Genetic Analyzer in the DNA Sequencing category.

The decrease in revenues from Other Product Lines for fiscal 2004 resulted primarily from lower software sales and chromatography instrument sales compared with the prior fiscal year.

Revenues by geographic area

The following table sets forth the Applied Biosystems group's revenues by geographic area for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	**2004**	**% Increase/ (Decrease)**
United States	$ 824.8	**$ 809.2**	**(1.9%)**
Europe	474.9	**537.8**	**13.2%**
Asia Pacific	333.1	**333.0**	**(—%)**
Latin America and other markets	50.1	**61.1**	**22.0%**
Total	$1,682.9	**$1,741.1**	**3.5%**

The favorable effects of foreign currency increased revenues by approximately 6% in Europe and 2% in Asia Pacific during fiscal 2004 compared to fiscal 2003. European revenues increased due primarily to strong sales of the 4000 Q TRAP System and Real-Time PCR/Other Applied Genomics instruments and consumables. Also impacting the increase in European revenues was an order from a large-scale genome center for a substantial number of 3730*xl* instrument systems in fiscal 2003 that was not repeated in fiscal 2004. During fiscal 2004, revenues in Japan declined 5% compared to the prior fiscal year, net of a positive impact from foreign currency of approximately 2%. This decline primarily resulted from a disruption in traditional customer purchasing patterns due to the transition of the Applied Biosystems group's university customers to Independent Administrative Agency status. Revenues in the U.S. decreased primarily due to weaker DNA sequencing sales to large genome centers.

Revenue by sources

The following table sets forth the Applied Biosystems group's revenues by source for the fiscal years ended June 30:

(Dollar amounts in millions)	2003	**2004**	**% Increase/ (Decrease)**
Instruments	$ 829.2	**$ 841.0**	**1.4%**
Consumables	575.4	**609.2**	**5.9%**
Other sources	278.3	**290.9**	**4.5%**
Total	$1,682.9	**$1,741.1**	**3.5%**

Instruments

Revenues from instrument sales increased in fiscal 2004 as growth in the Mass Spectrometry, led by the 4000 Q TRAP® LC/MS/MS System, and Real-Time PCR/Other Applied Genomics product categories were partially offset by a decline in sales of the Applied Biosystems 3730*xl* DNA Analyzer to large-scale genome centers and the ABI PRISM® 3100 Genetic Analyzer in the DNA Sequencing category. The increase in instrument sales for the Real-Time PCR/Other Applied Genomics product category resulted primarily from the introduction of the newly launched Applied Biosystems 7300 Real-Time and 7500 Real-Time PCR Systems, partially offset by lower sales of the ABI Prism® 7000 system.

Consumables

In fiscal 2004, consumables sales increased primarily due to: growth in sales of TaqMan® reagents; higher sales of human identification products used in forensics; and the increasing adoption of the Applied Biosystems TaqMan® Gene Expression Assays products for gene expression and Applied Biosystems TaqMan® SNP Genotyping Assays products for genotyping experiments (both formerly known as Assays-on-Demand™ products) in both basic research and drug discovery and development. Partially offsetting this increase were declines in sales of DNA sequencing consumables.

Other sources

Revenues from other sources, which included service and support, royalties, licenses, and consulting, increased for fiscal 2004 primarily from higher service and support revenues, partially offset by lower technology licensing fees.

Gross margin, as a percentage of net revenues, increased for fiscal 2004 due primarily to: additional costs related to changes in the oligo manufacturing processes made in the fourth quarter of fiscal 2003; a shift in product mix towards newer, higher margin products such as the 4000 Q TRAP, human identification products used in forensics, and the Applied Biosystems 7300 Real-Time and 7500 Real-Time PCR Systems; volume increases; operational efficiencies; and the favorable effects of foreign currency. In addition, fiscal 2003 gross margin was lower due to the previously discussed asset impairment charges.

SG&A expenses, as a percentage of net revenues, increased over fiscal 2003 due primarily to: increased litigation-related legal expenses of $19.2 million; increased spending of $12.4 million on the development of, and enhancements to the Applied Biosystems Portal; and increased insurance and pension costs of $6.3 million. Partially offsetting this increase were lower employee-related costs due to the reduction in personnel announced in December 2002. In addition, the unfavorable effects of foreign currency increased fiscal 2004 SG&A expenses by approximately $15 million. A significant portion of the Applied Biosystems group's increased litigation-related legal expenses related to defending the Applied Biosystems group's intellectual property assets.

R&D expenses slightly decreased in fiscal 2004 from the prior fiscal year, resulting primarily from the completion of funding for the Applera Genomics Initiative and lower employee-related costs due to the reduction in personnel announced in December 2002, partially offset by support for new product introductions.

Interest income, net decreased during fiscal 2004 compared to the prior fiscal year primarily due to lower average interest rates, partially offset by higher average cash and cash equivalents balances during fiscal 2004.

Other income (expense), net decreased in fiscal 2004 primarily due to lower benefits associated with our foreign currency risk management program.

The increase in the effective tax rate for fiscal 2004 was primarily due to a reduction of the valuation allowance on deferred tax assets and a reduction of the income tax liability due to the settlement of overseas tax audits, both of which were recorded in fiscal 2003.

Results of Continuing Operations — 2003 Compared with 2002

(Dollar amounts in millions)	2002	2003	% Increase/ (Decrease)
Net revenues	$1,604.0	$1,682.9	4.9%
Cost of sales	768.5	833.5	8.5%
Gross margin	835.5	849.4	1.7%
SG&A expenses	379.2	393.1	3.7%
R&D	219.6	238.4	8.6%
Employee-related charges, asset impairments and other		20.0	
Litigation settlements		(25.8)	
Acquired IPR&D	2.2		(100.0%)
Operating income	234.5	223.7	(4.6%)
Loss on investments, net	(8.6)	(2.3)	(73.3%)
Interest income, net	12.2	12.7	4.1%
Other income (expense), net	(0.6)	4.6	(866.7%)
Income before income taxes	237.5	238.7	0.5%
Provision for income taxes	69.0	39.1	(43.3%)
Income from continuing operations	$ 168.5	$ 199.6	18.5%
Percentage of net revenues:			
Gross margin	52.1%	50.5%	
SG&A expenses	23.6%	23.4%	
R&D	13.7%	14.2%	
Operating income	14.6%	13.3%	
Effective income tax rate	29%	16%	

As previously described in events impacting comparability, fiscal 2003 and 2002 results were impacted by the following items:

- $8.2 million pre-tax charge for other-than-temporary impairment of minority equity investments in fiscal 2002;
- $2.2 million pre-tax charge to write-off acquired IPR&D in fiscal 2002 with no associated tax benefit;
- $29.5 million pre-tax charge, including $9.5 million recorded in cost of sales, for cost reductions, asset impairments, and other charges in fiscal 2003;
- $25.8 million pre-tax gain for the successful completion of the patent infringement lawsuit, net of related expenses, in fiscal 2003; and
- $27.8 million tax benefit for the reduction of valuation allowances on deferred tax assets and the reduction of the income tax liability in fiscal 2003.

The total tax benefit recorded on the fiscal 2002 charges was $2.9 million. The total tax benefit recorded on the fiscal 2003 net charge was $28.7 million, including the tax benefit for the reduction of valuation allowances on deferred tax assets.

Income from continuing operations increased for fiscal 2003 primarily due to the items described above, as well as due to higher instrument, service, and license revenues and a lower provision for income taxes. This increase was partially offset by higher R&D spending related to products in development and support for Knowledge Business initiatives and higher SG&A expenses resulting from the revenue growth. The Knowledge Business was integrated into other business units of the Applied Biosystems group in fiscal 2004. The favorable effects of foreign currency increased income from continuing operations by approximately $5 million for fiscal 2003.

Revenues – overall summary

The following table sets forth the Applied Biosystems group's revenues by product categories for the fiscal years ended June 30:

(Dollar amounts in millions)	2002	2003	% Increase/ (Decrease)
DNA Sequencing	$ 602.9	$ 631.7	5%
% of total revenues	*37%*	*37%*	
Real-Time PCR/Other Applied Genomics (a)(b)	322.6	352.5	9%
% of total revenues	*20%*	*21%*	
Mass Spectrometry (c)	287.3	355.1	24%
% of total revenues	*18%*	*21%*	
Core DNA Synthesis and PCR	236.9	202.9	(14%)
% of total revenues	*15%*	*12%*	
Other Product Lines (b)(c)	154.3	140.7	(9%)
% of total revenues	*10%*	*9%*	
Total	$1,604.0	$1,682.9	5%

(a) The product category Real-Time PCR/Other Applied Genomics was previously referred to as SDS/Other Applied Genomics.

(b) A reclassification of $0.6 million for fiscal 2003 was made from Other Product Lines to Real-Time PCR/Other Applied Genomics.

(c) A reclassification of $5.3 million for fiscal 2003 and $2.1 million for fiscal 2002 was made from Other Product Lines to Mass Spectrometry.

Growth in instrument sales in the Mass Spectrometry and DNA Sequencing product categories and consumables sales in the Real-Time PCR/Other Applied Genomics product category were only partially offset by a decline in consumable sales in the DNA Sequencing and Core DNA Synthesis and PCR product categories.

Net revenues from the Celera Genomics group and Celera Diagnostics, primarily from leased instruments, consumables, and project materials and contracted R&D services, were $9.5 million for fiscal 2003, or 0.6% of the Applied Biosystems group's net revenues, and $24.1 million for fiscal 2002, or 1.5%. The favorable effects of foreign currency increased net revenues in fiscal 2003 by approximately 2% as compared to fiscal 2002.

Revenues by geographic area

The following table sets forth the Applied Biosystems group's revenues by geographic area for the fiscal years ended June 30:

(Dollar amounts in millions)	2002	2003	% Increase/ (Decrease)
United States	$ 762.3	$ 824.8	8.2%
Europe	439.2	474.9	8.1%
Asia Pacific	355.7	333.1	(6.4%)
Latin America and other markets	46.8	50.1	7.1%
Total	$1,604.0	$1,682.9	4.9%

The effects of foreign currency increased revenues by approximately 7% in Europe during fiscal 2003 compared to fiscal 2002. The decrease in Asia Pacific was due to weakness in Japan partially offset by revenue growth in the rest of Asia. The weakness in Japan resulted in large part from delays by the Japanese government in releasing appropriated funds from its budget.

Revenues by sources

The following table sets forth the Applied Biosystems group's revenues by source for the fiscal years ended June 30:

(Dollar amounts in millions)	2002	2003	% Increase/ (Decrease)
Instruments	$ 762.9	$ 829.2	8.7%
Consumables	601.4	575.4	(4.3%)
Other sources	239.7	278.3	16.1%
Total	$1,604.0	$1,682.9	4.9%

Instrument sales increased in fiscal 2003 in the DNA Sequencing and Mass Spectrometry product categories and decreased in the Real-Time PCR instruments product line. The DNA Sequencing instrument growth was driven primarily by shipments of the 3730xl DNA Analyzer to some of the large genome centers, as well as demand for the 3730 and the 3730*xl* systems from smaller academic and commercial laboratories. This growth was partially offset by revenue declines in other DNA Sequencing instruments, including the ABI PRISM® 3100 Genetic Analyzer. Although the overall Real-Time PCR/Other Applied Genomics product category grew in fiscal 2003 compared to the prior fiscal year, Real-Time PCR instrument sales decreased due primarily to restrained pharmaceutical spending on certain high-end instruments, partially offset by strong sales of the ABI Prism® 7000 system. Demand in the drug metabolism and pharmacokinetics and the protein discovery markets helped drive sales increases of mass spectrometry instruments compared to the prior fiscal year.

Consumables sales decreased in fiscal 2003 primarily due to declines in sales of DNA Sequencing consumables and Core DNA Synthesis and PCR consumables, which more than offset the growth of Real-Time PCR and other consumables revenues. Within the Real-Time PCR/Other Applied Genomics product category, revenue from the TaqMan® chemistry-based consumable products, which are used for both gene expression and genotyping, increased.

Revenues from other sources, which included service and support, royalties, licenses, and consulting increased in fiscal 2003, primarily from increased service revenues and higher than normal license fees, including $5.4 million for licenses related to certain mass spectrometry technology and $6.7 million for licenses related to certain genetic analysis technology.

Gross margin, as a percentage of net revenues, decreased from the prior fiscal year, primarily due to the asset impairment charges, additional costs associated with changes in the oligo manufacturing processes which rendered certain equipment obsolete, and changes in product sales mix, including increased sales of lower-margin Mass Spectrometry products and lower-margin service revenues. These items were only partially offset by higher margins from increased royalty and license revenues.

As a percentage of net revenues, SG&A expenses slightly decreased as compared to fiscal 2002 due to revenue growth. SG&A increased approximately $11 million compared to fiscal 2002 primarily due to the unfavorable effects of foreign currency and the inclusion of the Knowledge Business, partially offset by lower employee-related costs due in part to the fiscal 2003 cost reduction.

The increase in R&D expenses was primarily due to the support for Knowledge Business initiatives and new products in development, partially offset by a decline in the funding of the Applera Genomics Initiative and the associated reduction in personnel announced in December 2002.

Interest income, net slightly increased as higher average cash and cash equivalents and short-term investments balances for fiscal 2003 compared with fiscal 2002 were only partially offset by lower average interest rates.

Other income, net increased primarily due to the benefits associated with our foreign currency risk management program.

The decrease in the effective income tax rate for fiscal 2003 was primarily due to a reduction of the valuation allowance on deferred tax assets resulting from the fiscal 2003 utilization and future expected utilization of foreign tax credits, a reduction of the income tax liability due to the settlement of overseas tax audits, as well as the previously discussed special charges recorded in both years. The effective income tax rate for fiscal 2003 also included a non-cash charge related to amended returns.

Applied Biosystems Group
Discussion of Financial Resources and Liquidity

The Applied Biosystems group had cash and cash equivalents of $504.9 million at June 30, 2004 and $601.7 million at June 30, 2003. We maintain a $50 million revolving credit agreement with three banks that expires on April 20, 2005, under which there were no borrowings outstanding at June 30, 2004 or 2003. We intend to renew this agreement prior to expiration. Cash provided by operating activities has been the Applied Biosystems group's primary source of funds.

We believe that existing funds, cash generated from operations, and existing sources of debt financing are more than adequate to satisfy the Applied Biosystems group's normal operating cash flow needs, planned capital expenditures, its share of funding of the Celera Diagnostics joint venture, dividends, and authorized share repurchases for the next twelve months and for the foreseeable future.

We manage the investment of surplus cash and the issuance and repayment of short-term and long-term debt for the Applied Biosystems group and the Celera Genomics group on a centralized basis and allocate activity within these balances to the group that uses or generates such resources.

(Dollar amounts in millions)	2003	**2004**
Cash and cash equivalents	$ 601.7	**$ 504.9**
Working capital	708.6	**592.0**

Cash and cash equivalents in fiscal 2004 decreased as expenditures for capital assets, the funding of the Celera Diagnostics joint venture, the payment of dividends, and the repurchase of Applera–Applied Biosystems stock, were only partially offset by cash generated from operating activities, which included the amount received related to the previously described patent infringement lawsuit, proceeds from the sale of investments, and proceeds from stock issuances for employee stock plans. Also impacting the decrease in cash and cash equivalents was a $17.4 million payment made in the fourth quarter of fiscal 2004 for a patent lawsuit related to a discontinued product line. See Note 14 to our consolidated financial statements for further information. Net cash flows of continuing operations for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	2002	2003	**2004**
Net cash from operating activities	$ 300.6	$ 279.4	**$ 289.3**
Net cash from investing activities	(152.2)	(104.2)	**(35.6)**
Net cash from financing activities	(128.2)	(40.3)	**(345.5)**
Effect of exchange rate changes on cash	31.5	29.1	**12.9**

Operating activities

Net cash from operating activities of continuing operations for fiscal 2004 was $9.9 million higher than in fiscal 2003. This increase resulted primarily from improved accounts receivable collections in fiscal 2004, higher turnover of inventory in fiscal 2004, the timing of the receipt of dividends and distributions from investments in unconsolidated subsidiaries, and lower tax and severance and related benefits payments in fiscal 2004. This increase was partially offset by: lower income-related cash flows; the funding of our U.S. pension plan of approximately $51 million in fiscal 2004, an increase of approximately $44 million over the funding made in fiscal 2003; and the timing of royalty and vendor payments. Net cash from operating activities of continuing operations for fiscal 2003 was $21.2 million lower than in fiscal 2002. This decrease resulted primarily from approximately $14 million of severance payments made under the fiscal 2003 cost reduction program, higher compensation-related payments, and an increase in accounts receivable. Partially offsetting this decrease were higher income-related cash flows, including the amount received related to the previously described patent infringement lawsuit and the timing of vendor and royalty payments. The Applied Biosystems group's days sales outstanding was 61 days at June 30, 2004 compared to 75 days at June 30, 2003 and 72 days at June 30, 2002. Inventory on hand was 2.8 months at June 30, 2004, and 3.3 months at June 30, 2003 and 2002.

Investing activities

Capital expenditures, net of disposals, were $60.4 million in fiscal 2004, $131.9 million in fiscal 2003, and $88.3 million in fiscal 2002. Fiscal 2004 capital expenditures included approximately $12 million for the expansion of facilities, primarily in Pleasanton, CA and Bedford, MA, as well as purchases of production equipment, testing and laboratory equipment for these facilities, and $13 million for enterprise system upgrades. Fiscal 2003 capital expenditures included approximately $87 million for the expansion of facilities, primarily in Pleasanton, CA and Bedford, MA, as well as purchases of production, tool and testing equipment for these facilities. Fiscal 2002 capital expenditures included approximately $47 million for the expansion of facilities, primarily in Pleasanton, CA and the U.K., as well as purchases of production and laboratory equipment for these facilities.

Cash paid in connection with acquisitions and investments in equity interest of other companies was $0.3 million in fiscal 2004 and fiscal 2003 and $37.2 million in fiscal 2002. Fiscal 2004 included $29.6 million of proceeds primarily from the sale of minority equity investments. Fiscal 2003 also included $29.6 million of proceeds from the maturity of a short-term investment. The Applied Biosystems group acquired the remaining 87% of Boston Probes, not previously owned, for approximately $37 million in fiscal 2002.

Financing activities

In fiscal 2002, the Applied Biosystems group repaid its yen 3.8 billion, or $29.0 million, loan on its scheduled maturity. We repurchased the following shares of Applera–Applied Biosystems stock for the fiscal years ended June 30:

(Dollars and shares in millions)	Number of Shares Repurchased	Purchase Price
2002	3.9	$ 69.0
2003	1.1	$ 19.8
2004	**15.4**	**$325.0**

Celera Genomics Group Results of Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	**2004**	**% Increase/ (Decrease)**
Net revenues	$ 88.3	**$ 60.1**	**(31.9%)**
Cost of sales	14.1	**10.8**	**(23.4%)**
R&D	120.9	**104.6**	**(13.5%)**
SG&A expenses	30.2	**29.2**	**(3.3%)**
Amortization of intangible assets	5.9	**2.9**	**(50.8%)**
Asset impairments		**18.1**	
Operating loss	(82.8)	**(105.5)**	**27.4%**
Gain (loss) on investments, net	(0.3)	**24.3**	
Interest income, net	16.9	**10.8**	**(36.1%)**
Other income (expense), net	(16.9)	**1.9**	**(111.2%)**
Loss from joint venture	(51.2)	**(42.0)**	**(18.0%)**
Loss before income taxes	(134.3)	**(110.5)**	**(17.7%)**
Benefit for income taxes	52.4	**53.0**	**1.1%**
Net loss	$ (81.9)	**$ (57.5)**	**(29.8%)**
Effective income tax benefit rate	39%	**48%**	

As previously described in events impacting comparability, fiscal 2004 and 2003 results were impacted by the following items:

- $15.1 million pre-tax charge included in the loss from the Celera Genomics group's equity interest in DPI in fiscal 2003. This amount was recorded in other income (expense), net;
- $18.1 million pre-tax charge in fiscal 2004 representing the estimated loss on the planned sale of the Celera Genomics group's Rockville, MD facility; and
- $24.8 million pre-tax gain in fiscal 2004 on the sale of the Celera Genomics group's investment in DPI.

The tax benefit recorded on the fiscal 2003 charge was $5.9 million. The total tax expense recorded on the fiscal 2004 net gain was $2.4 million.

The lower net loss in fiscal 2004 in comparison to fiscal 2003 resulted primarily from: lower R&D expenses in fiscal 2004; the gain on the sale of the DPI investment in fiscal 2004; the loss on the DPI equity method investment in fiscal 2003, which included our share of an impairment charge; and lower losses for the Celera Diagnostic joint venture in fiscal 2004. Partially offsetting these items were lower revenues and net interest income and the loss on the planned sale of one of our facilities in fiscal 2004.

Revenues decreased in fiscal 2004 primarily as a result of the continuing expiration of Online/Information Business customer agreements. Under the terms of the marketing and distribution agreement between the Celera Genomics group and the Applied Biosystems group, the Celera Genomics group has not sought any new customers for its Celera Discovery System™ ("CDS") and related information products and services since June 2002, and therefore its revenues from these products and services have continued to decline as expected. The CDS online platform is an integrated source of information based on the human genome and other biological and medical sources.

R&D expenses decreased in fiscal 2004 compared to the prior fiscal year due primarily to the completion of the Applera Genomics Initiative and cost reductions in the Online/ Information Business. These reductions were partially offset by higher R&D expenditures for therapeutic programs.

SG&A expenses slightly decreased in fiscal 2004 compared to the prior fiscal year primarily due to lower employee-related costs and other services costs. Corporate expenses and administrative shared services allocated to the Celera Genomics group were $0.5 million lower for fiscal 2004 compared with fiscal 2003 due primarily to lower software costs and employee benefit-related expenses.

Amortization expense of intangible assets decreased in fiscal 2004 due to the completion of the amortization of some intangible assets acquired as part of the acquisition of Axys in fiscal 2002.

Interest income, net decreased during fiscal 2004 compared to the prior year period primarily due to lower average interest rates and, to a lesser extent, lower average cash and cash equivalents and short-term investments.

Other income (expense), net for fiscal 2004 included a non-recurring receipt of $2.0 million related to the March 2002 sale of the Celera Genomics group's animal genomics and genotyping business. Other income (expense), net for fiscal 2003 included the loss for the DPI equity method investment, which included our share of the impairment charge previously described.

The increase in the effective income tax benefit rate for fiscal 2004 was primarily attributable to changes in R&D tax credits and reduction in the valuation allowance.

Results of Operations — 2003 Compared with 2002

(Dollar amounts in millions)	2002	2003	% Increase/ (Decrease)
Net revenues	$ 120.9	$ 88.3	(27.0%)
Cost of sales	51.9	14.1	(72.8%)
R&D	132.7	120.9	(8.9%)
SG&A expenses	50.4	30.2	(40.1%)
Amortization of intangible assets	7.4	5.9	(20.3%)
Goodwill impairment	12.1		(100.0%)
Employee-related charges, asset impairments and other	13.7		(100.0%)
Acquired IPR&D	99.0		(100.0%)
Operating loss	(246.3)	(82.8)	(66.4%)
Loss on investments, net	(6.0)	(0.3)	(95.0%)
Interest income, net	31.3	16.9	(46.0%)
Other income (expense), net	(4.6)	(16.9)	267.4%
Loss from joint venture	(44.7)	(51.2)	14.5%
Loss before income taxes	(270.3)	(134.3)	(50.3%)
Benefit for income taxes	58.5	52.4	(10.4%)
Net loss	$(211.8)	$ (81.9)	(61.3%)
Effective income tax benefit rate	22%	39%	

As previously described in events impacting comparability, fiscal 2003 and 2002 results were impacted by the following pre-tax items:

- $25.9 million charge, including $2.9 million recorded in cost of sales, related to the Paracel business in fiscal 2002;
- $99.0 million charge to write-off acquired IPR&D in fiscal 2002;
- $2.8 million charge for restructuring the business in fiscal 2002;
- $6.0 million charge for other-than-temporary impairment of minority equity investments in fiscal 2002; and
- $15.1 million charge included in the loss from the Celera Genomics group's equity interest in DPI in fiscal 2003. This amount was recorded in other income (expense), net.

The total tax benefit recorded was $8.0 million on the fiscal 2002 charges and $5.9 million on the fiscal 2003 charge. There was no tax benefit associated with the fiscal 2002 acquired IPR&D charge.

The lower net loss for fiscal 2003 primarily resulted from the higher special charges listed above that were recorded in fiscal 2002, as well as lower cost of sales, R&D and SG&A expenses in fiscal 2003, partially offset by lower interest income in fiscal 2003.

Revenues decreased in fiscal 2003 primarily as a result of the Celera Genomics group's decision not to pursue additional contract sequencing service business.

Cost of sales decreased primarily due to the decrease in the sequencing service business and, to a lesser extent, the Paracel inventory-related write-offs recorded in fiscal 2002 as described above.

R&D expenses decreased for fiscal 2003 in comparison to fiscal 2002 due primarily to: lower R&D expenses related to programs eliminated in the June 2002 restructuring of the organization and the wind-down of the Applera Genomics Initiative, partially offset by higher expenses for therapeutic discovery and development programs, including programs acquired with Axys.

SG&A expenses decreased for fiscal 2003 compared to the prior fiscal year primarily due to a workforce reduction resulting from the June 2002 restructuring, partially offset by an increased number of employees resulting from the acquisition of Axys in November 2001.

Interest income, net decreased primarily due to lower average interest rates and, to a lesser extent, lower average cash and cash equivalents and short-term investments balances during fiscal 2003 compared to the prior fiscal year.

Other expense, net increased for fiscal 2003 due primarily to the loss recorded for the DPI equity method investment, including our $15.1 million share of the impairment charge recorded by DPI described above.

The increase in the effective income tax benefit rate was primarily attributable to the previously discussed special charges recorded in both fiscal years.

Celera Genomics Group

Discussion of Financial Resources and Liquidity

The Celera Genomics group had cash and cash equivalents and short-term investments of $745.8 million at June 30, 2004 and $802.4 million at June 30, 2003. We maintain a $50 million revolving credit agreement with three banks that expires on April 20, 2005, under which there were no borrowings outstanding at June 30, 2004 or 2003. We intend to renew this agreement prior to expiration.

We believe that existing funds and existing sources of debt financing are more than adequate to satisfy the Celera Genomics group's normal operating cash flow needs, planned capital expenditures and its share of funding of the Celera Diagnostics joint venture for the next twelve months and the foreseeable future. However, if the Celera Genomics group is successful in its preclinical programs, it may require additional funds to advance these programs through the regulatory process.

We manage the investment of surplus cash and the issuance and repayment of short-term and long-term debt for the Celera Genomics group and the Applied Biosystems group on a centralized basis and allocate activity within these balances to the group that uses or generates such resources.

(Dollar amounts in millions)	2003	**2004**
Cash and cash equivalents	$ 52.6	**$ 57.0**
Short-term investments	749.8	**688.8**
Total cash and cash equivalents and short-term investments	$802.4	**$745.8**
Total debt	17.1	**6.1**
Working capital	750.8	**726.8**
Debt to total capitalization	1.7%	**0.6%**

During fiscal 2003, the Celera Genomics group purchased $18.1 million of non-callable U.S. government obligations to serve as collateral for the 8% senior secured convertible notes assumed in connection with the Axys acquisition. We substituted these government obligations for our shares of DPI common stock that originally collateralized the notes. The government obligations are required to be held in a trust and the proceeds from the maturation of, and interest payments on, these obligations will fund the interest and principal payments under the notes. The government obligations, which mature in fiscal 2005, are classified as available for sale at June 30, 2004. In fiscal 2004, the Celera Genomics group repurchased $10.0 million in principal amount of the outstanding convertible notes and sold its investment in DPI stock. During fiscal 2002, we repurchased an additional $10.0 million of these senior secured convertible notes.

Cash and cash equivalents for fiscal 2004 increased as proceeds from the sales and maturities of short-term investments, sale of assets and proceeds from stock issuances were only partially expended on operations, the funding of the Celera Diagnostics joint venture, the purchase of capital assets, and debt repayment. Net cash flows for the fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	2002	2003	**2004**
Net cash from operating activities	$ (49.9)	$(31.9)	**$(53.9)**
Net cash from investing activities	(145.1)	37.9	**62.5**
Net cash from financing activities	7.8	17.7	**(4.3)**

Operating activities

Net cash used by operating activities for fiscal 2004 was $22.0 million higher than in fiscal 2003. The higher use of cash resulted primarily from higher net cash operating losses and lower cash receipts in fiscal 2004 due to the continuing expiration of Online/Information Business customer agreements. In fiscal 2003, net cash used by operating activities was $18.0 million lower than in fiscal 2002. The lower use of cash resulted from lower net cash operating losses and a decrease in accounts receivable, partially offset by lower deferred revenues resulting from the continuing expiration of Online/Information Business customer agreements.

Investing activities

Capital expenditures, net of disposals, were $6.0 million in fiscal 2004 and fiscal 2003 and $17.8 million in fiscal 2002. Fiscal 2004 capital expenditures consisted primarily of equipment purchases used to support our therapeutics business. Fiscal 2003 capital expenditures included improvements made to our therapeutics facilities and equipment purchases used to support our therapeutics business. Fiscal 2002 capital expenditures included payments for the expansion of laboratories for therapeutics research and development purposes as well as computer software.

Cash paid in connection with acquisitions and investments, the majority of which related to the funding of the Celera Diagnostics joint venture, was $38.7 million in fiscal 2004, $52.3 million in fiscal 2003, and $48.3 million in fiscal 2002. In fiscal 2004 and 2003, cash was generated from the sales and maturities of short-term investments. These proceeds were partially offset by the funding of the Celera Diagnostics joint venture and, in fiscal 2003, the purchase of investments to secure the 8% senior secured convertible notes. In the fourth quarter of fiscal 2004, the Celera Genomics group sold its investment in DPI and received net proceeds of approximately $32 million.

Financing activities

We repurchased $20.0 million, $10.0 million in fiscal 2004 and $10.0 million in fiscal 2002, in principal amount of the outstanding 8% senior secured convertible notes assumed in connection with the Axys acquisition that were scheduled to mature in October 2004. In fiscal 2002, we repurchased 47,700 shares of Applera–Celera stock for $0.9 million, which was subsequently reissued for stock plans.

Celera Diagnostics

Results of Operations — 2004 Compared with 2003

(Dollar amounts in millions)	2003	2004	% Increase/ (Decrease)
Net revenues	$ 20.8	**$ 36.7**	**76.4%**
Cost of sales	11.3	**20.1**	**77.9%**
R&D	49.0	**43.9**	**(10.4%)**
SG&A expenses	11.7	**14.7**	**25.6%**
Operating loss	$(51.2)	**$(42.0)**	**(18.0%)**
Equalization payments	$ 10.5	**$ 23.3**	
End-user sales of products manufactured by Celera Diagnostics, sold primarily through Abbott Laboratories	$ 23.4	**$ 38.0**	
End-user alliance sales for all products sold primarily through Abbott Laboratories	$ 20.5	**$ 45.9**	

In June 2002, Celera Diagnostics and Abbott Laboratories announced a long-term strategic alliance to develop, manufacture and market a broad range of *in vitro* molecular diagnostic products, including third party products brought into the alliance. On October 1, 2002, sales responsibilities for products manufactured by Celera Diagnostics were largely transferred to Abbott.

The majority of reported net revenues for fiscal 2004 and 2003 consisted of equalization payments from Abbott under the profit-sharing arrangement between Abbott and Celera Diagnostics. Reported net revenues for fiscal 2004 also included technology-related revenues from the patent license agreement with Cepheid. The increase in equalization and technology-related payments primarily accounted for the increase in net revenues. Fluctuation in these equalization payments can lead to fluctuation in both reported revenues and gross margins from period to period due to differences in end-user sales of alliance products and operating expenses between the alliance partners. End-user alliance sales for all products sold primarily through Abbott increased mostly due to higher demand for cystic fibrosis analyte specific reagents ("ASRs"). Also impacting the results for fiscal 2004 was growth in products sourced from third parties, including products for Human Leukocyte Antigen ("HLA") typing, and infectious disease testing products. HLA-typing products detect specific DNA sequences in several HLA genes. The results for fiscal 2003 included $3.9 million of end-user sales of products manufactured by Celera Diagnostics and sold by the Applied Biosystems group during the first quarter of fiscal 2003.

Cost of sales increased in fiscal 2004 due to the increase in end-user alliance sales.

R&D expenses decreased in fiscal 2004 as a result of the completion of the Applera Genomics Initiative, partially offset by increased spending for discovery programs and product development.

SG&A expenses for fiscal 2004 increased in comparison to fiscal 2003 due to a $1.6 million charge in fiscal 2004 related to a facility lease agreement, as well as due to higher employee-related costs and depreciation expense.

Net revenues included $3.3 million of diagnostic products sold to the Applied Biosystems group during fiscal 2003 under a distribution arrangement. R&D expenses included $4.9 million of lease payments on instruments and purchases of consumables from the Applied Biosystems group for fiscal 2004 and 2003.

Results of Operations — 2003 Compared with 2002

(Dollar amounts in millions)	2002	2003	% Increase/ (Decrease)
Net revenues	$ 9.2	$ 20.8	126.1%
Cost of sales	6.2	11.3	82.3%
R&D	39.0	49.0	25.6%
SG&A expenses	8.7	11.7	34.5%
Operating loss	$(44.7)	$(51.2)	14.5%
Equalization payments		$ 10.5	
End-user sales of products manufactured by Celera Diagnostics, sold primarily through Abbott Laboratories		$ 23.4	
End-user alliance sales for all products sold primarily through Abbott Laboratories		$ 20.5	

Revenues for fiscal 2003 increased due to higher sales of cystic fibrosis ASRs, and to a lesser extent, the ViroSeq™ HIV-1 Genotyping System, as well as the inclusion of revenue relating to equalization payments from the profit-sharing alliance between Abbott Laboratories and Celera Diagnostics. Fiscal 2003 included $10.5 million of revenue recorded under the Abbott alliance for the equalization of gross margin and relative expenses incurred by the parties. End-user product sales were $11.6 million for fiscal 2002. In fiscal 2002, the Applied Biosystems group distributed Celera Diagnostics' products and recorded end-user sales.

Cost of sales increased in fiscal 2003 due to the end-user alliance sales in fiscal 2003.

R&D expenses increased in fiscal 2003 as a result of increased spending for discovery programs and product development including increased lease payments on instruments and purchases of consumables from the Applied Biosystems group.

SG&A expenses for fiscal 2003 reflected increased staffing to support its business objectives.

Net revenues included $3.3 million for fiscal 2003 and $8.7 million for fiscal 2002 of diagnostic products sold to the Applied Biosystems group under a distribution arrangement. R&D expenses included $4.9 million of lease payments on instruments and purchases of consumables from the Applied Biosystems group for fiscal 2003 and $1.7 million for fiscal 2002.

Market Risks

We are exposed to potential loss from exposure to market risks represented principally by changes in foreign exchange rates, interest rates, and equity prices.

We operate internationally, with manufacturing and distribution facilities in various countries throughout the world. For fiscal 2004, 2003 and 2002, we derived approximately 50% of our revenues from countries outside of the U.S. while a significant portion of the related costs are based in U.S. dollars. Results continue to be affected by market risk, including changes in political and economic conditions in foreign markets and fluctuations in foreign currency exchange rates, primarily the euro, Japanese yen, and British pound.

Our foreign currency risk management strategy uses derivative instruments to hedge certain foreign currency forecasted revenues and intercompany transactions and to offset the impact of changes in foreign currency exchange rates on certain foreign currency-denominated assets and liabilities. The principal objective of this strategy is to minimize the risks and/or costs associated with our global financial and operating activities. We use foreign exchange forward, option, and range forward contracts to manage our foreign currency exposures. Foreign exchange forward contracts commit us to buy or sell a foreign currency at a contracted rate on a specified future date. Option contracts grant us the right, but not the obligation, to buy or sell a foreign currency at a certain rate by or on a specified future date in exchange for a fee. Option contracts provide us with an effective hedge against a negative movement in foreign currencies at a fixed cost. Range forward contracts consist of the simultaneous purchase and sale of options to create a range within which we can benefit from changes in currency rates. We generally use foreign exchange forward contracts to offset the impact of changes in certain foreign currency-denominated assets and liabilities. In hedging certain foreign currency forecasted revenues and intercompany transactions where we have functional currency exposure, we use a combination of foreign exchange forward, option and range forward contracts in a cost beneficial manner. We do not use derivative financial instruments for trading or speculative purposes, nor are we a party to leveraged derivatives.

We performed a sensitivity analysis as of June 30, 2004. Assuming a hypothetical adverse change of 10% in foreign exchange rates in relation to the U.S. dollar, we calculated a hypothetical after-tax loss of $22.2 million, as compared to a hypothetical after-tax loss of $36.8 million at June 30, 2003. Our analysis included the change in value of the derivative financial instruments, along with the impact of translation on foreign currency-denominated assets and liabilities. Our analysis excluded the impact of translation of foreign currency-denominated forecasted revenues and intercompany transactions. If foreign currency exchange rates actually change in a manner similar to the assumed change in the foregoing calculation, the hypothetical loss calculated would be more than offset by the recognition of higher U.S. dollar equivalent foreign revenues. Actual gains and losses in the future could, however, differ materially from this analysis, based on changes in the timing and amount of foreign currency exchange rate movements and actual exposures and hedges.

In connection with the Axys acquisition in fiscal 2002, we assumed $26.0 million of 8% senior secured convertible notes, of which $10.0 million was repurchased in January 2002. During fiscal 2004, we repurchased an additional $10.0 million in principal amount of the outstanding notes. The remaining notes mature on October 1, 2004.

We do not hedge our equity positions in other companies or our short-term investments. Our exposure on these instruments is limited to changes in quoted market prices. The fair value of our minority equity positions in other companies was approximately $16 million at June 30, 2004, as compared to $44 million at June 30, 2003.

Impact of Inflation and Changing Prices

Inflation and changing prices are continually monitored. We attempt to minimize the impact of inflation by improving productivity and efficiency through continual review of both manufacturing capacity and operating expense levels. When operating costs and manufacturing costs increase, we attempt to recover such costs by increasing, over time, the selling price of our products and services. We believe the effects of inflation have been appropriately managed and therefore have not had a material impact on our historic consolidated operations and resulting financial position.

Recently Issued Accounting Standards

See Note 1 to our consolidated financial statements for a description of the effect of recently issued accounting pronouncements.

Outlook

Applied Biosystems Group

The Applied Biosystems group has the following expectations regarding its financial performance for fiscal 2005:

- The Applied Biosystems group anticipates low- to mid-single digit revenue growth for the Applied Biosystems group as a whole. In terms of product categories, Real-Time PCR/Other Applied Genomics revenues should increase, driven by increased use of the Applied Biosystems group's products in the expanding field of functional genomics, and Mass Spectrometry revenues should increase, driven by increased use of the Applied Biosystems group's products for proteomics research, drug metabolism and pharmacokinetics studies, and applied markets applications. Revenues from DNA Sequencing overall should decline, primarily due to lower anticipated sales to large genome centers. Core DNA Synthesis and PCR and Other Product Lines revenues should approximately equal fiscal 2004 revenues.

- The gross margin should equal, or slightly exceed, the fiscal 2004 gross margin. SG&A expense as a percent of total revenues should approximate, and R&D expense as a percent of total revenues should decline from, the fiscal 2004 levels. The operating margin should increase from the fiscal 2004 level, excluding special items in both fiscal years.
- The effective tax rate should be 28 percent. However, the effective tax rate may be impacted by pending tax legislation to replace the existing U.S. export tax regime, possible extension of the research tax credit, and the possibility that the Applied Biosystems group may be able to resolve several outstanding tax issues in multiple taxing jurisdictions.
- Earnings per share from continuing operations should increase at a rate exceeding that of the annual revenue growth rate, excluding special items in both fiscal years.
- Capital spending should be in the range of $55-65 million.
- First quarter fiscal 2005 earnings per share, excluding severance related charges resulting from the previously disclosed reduction in staff, should be equal to, or slightly above or below, the prior year quarter results. First quarter fiscal 2005 SG&A expense should significantly exceed prior year quarter, primarily as a result of increased litigation expenses, the cost of an enterprise system software upgrade, and the negative effect of foreign currency.

Beyond fiscal 2005, the Applied Biosystems group believes organic revenue growth should attain high-single digits due to changes implemented to the Applied Biosystems group's existing business. These changes include rebalancing R&D investments and implementing a new divisional organizational structure, as well as related business process changes. The Applied Biosystems group is seeking to identify and analyze additional internal and external growth opportunities aimed at further increasing this revenue growth rate.

The Applied Biosystems group believes that this outlook and its fiscal 2005 financial performance will be affected by, among other things: the introduction and adoption of new products; the level of commercial investments in life science R&D; and the level of government funding for life science research. While the Applied Biosystems group anticipates growth in U.S. sales, the Applied Biosystems group believes that customer concern about the timing and level of future NIH funding in the U.S. could impact purchase behavior by laboratories operated or funded by the NIH. In Europe, the Applied Biosystems group expects government funding for life science research to remain stable. Finally, the Applied Biosystems group expects that the transition of universities in Japan to Independent Administrative Agency status will continue to negatively impact financial results.

The Applied Biosystems group derives some rights to PCR technology under a series of agreements with Hoffmann-La Roche, Inc. and its affiliates which own some of the patents covering the PCR process. The Applied Biosystems group receives royalties from third-party sales of products incorporating this technology through a series of licensing programs that it has established for industry access to some of its intellectual property. The first of these patents expires in March 2005 in the U.S., and in March 2006 in Europe and some other jurisdictions. The expiration of these patents may result in reduced royalty payments to the Applied Biosystems group. However, the Applied Biosystems group expects that a possible reduction in PCR royalties would be offset to a substantial degree by income from real-time PCR and other PCR-related technologies that it owns or licenses. In addition, the Applied Biosystems group has rights to multiple other PCR-related patents that should support a PCR-related royalty stream beyond our 2005 and 2006 fiscal years. Taken together, the Applied Biosystems group believes these factors should mitigate the effects of the patent expirations. The agreements with Hoffmann-LaRoche and its affiliates are the subject of legal proceedings described in Note 10 to our consolidated financial statements included in this report. The outcome of legal proceedings is inherently uncertain, and an adverse outcome in these proceedings could negatively affect the value of our PCR rights.

Celera Genomics Group

The Celera Genomics group intends to continue to advance its most promising programs toward IND filings and clinical trials. In support of its recently established collaborations, the Celera Genomics group expects to continue to identify and validate additional targets within its four ongoing proteomic oncology programs. The Celera Genomics group also plans to initiate at least one new proteomics study during fiscal 2005, including a study to identify diagnostic protein markers associated with cancer.

The fiscal 2005 financial outlook for the Celera Genomics group is as follows:

- The Celera Genomics group's net cash use is expected to be between $135 and $150 million, including an anticipated $16 to $20 million for the Celera Genomics group's portion of the funding for the Celera Diagnostics joint venture. The impact of lower Online/Information Business revenues and operating profit and higher R&D expenses should be partially offset by lower losses and cash demands related to Celera Diagnostics. This outlook includes cash required to retire the remaining $6 million in principal amount of outstanding 8% senior secured convertible notes assumed in connection with the acquisition of Axys that will mature on October 1, 2004. This outlook excludes any potential proceeds from the sale of the Rockville facility.
- The Celera Genomics group anticipates R&D expenses to be in the range of $110 to $125 million, and SG&A expenses to be in the range of $25 to $30 million. Actual R&D expenses will depend on the rate of progress in discovery and development programs. Pre-tax losses related to the Celera Diagnostics joint venture are expected to be in the range of $28 to $35 million.

- The Celera Genomics group anticipates revenues will continue to trend downward to a range of $25 to $30 million due to the continuing expiration of Online/Information Business customer agreements.
- Capital spending in fiscal 2005 is anticipated to be in the range of $7 to $10 million.

Celera Diagnostics

Celera Diagnostics intends to continue advancing its disease association research portfolio and its medical utility studies to create value from diagnostic testing. For fiscal 2005, Celera Diagnostics anticipates pre-tax losses to be in a range of $28 to $35 million, and fiscal 2005 net cash use to be in a range of $30 to $40 million, including capital spending of approximately $5 million. Total end user sales for the alliance between Celera Diagnostics and Abbott Laboratories are anticipated to be in range of $60 to $70 million. This outlook assumes continued demand growth for current products, such as ASRs for cystic fibrosis and products for infectious disease testing, and some contribution from new alliance product sales.

Forward-Looking Statements

Some statements contained in this report, including the Outlook section, are forward-looking and are subject to a variety of risks and uncertainties. Similarly, the press releases we issue and other public statements we make from time to time may contain language that is forward-looking. These forward-looking statements may be identified by the use of forward-looking words or phrases such as "forecast," "believe," "expect," "intend," "anticipate," "should," "plan," "estimate," and "potential," among others. The forward-looking statements contained in this report are based on our current expectations and those made at other times will be based on our expectations when the statements are made. We cannot guarantee that any forward-looking statements will be realized.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from anticipated results or other expectations expressed in forward-looking statements. We also note that achievement of anticipated results or expectations in forward-looking statements is subject to the possibility that assumptions underlying forward-looking statements will prove to be inaccurate. Investors should bear this in mind as they consider forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our business include, but are not limited to, those described under the headings "Factors Relating to Applied Biosystems," "Factors Relating to Celera Genomics," and "Factors Relating to Celera Diagnostics, a 50/50 Joint Venture between Applied Biosystems and Celera Genomics" contained in our Form 10-K Annual Report for fiscal 2004.

Also, we note that owners of Applera–Applied Biosystems stock and Applera–Celera stock are subject to risks arising from their ownership of common stock of a corporation with two separate classes of common stock. The risks and uncertainties that arise from our capital structure, particularly our two separate classes of common stock, include, but are not limited to, those described below under the heading "Risks Relating to a Capital Structure with Two Separate Classes of Common Stock" contained in our Form 10-K Annual Report for fiscal 2004.

(Dollar amounts in thousands except per share amounts) For the years ended June 30,	2002	2003	**2004**
Products	$1,350,413	$1,405,063	**$1,455,959**
Services	176,217	166,646	**182,440**
Other sources	174,588	205,523	**186,794**
Total Net Revenues	1,701,218	1,777,232	**1,825,193**
Products	660,235	720,388	**730,694**
Services	104,618	93,542	**95,235**
Other sources	34,134	35,726	**32,581**
Total Cost of Sales	798,987	849,656	**858,510**
Gross Margin	902,231	927,576	**966,683**
Selling, general and administrative	438,369	435,026	**482,885**
Research, development and engineering	381,902	401,531	**377,061**
Amortization of intangible assets	7,443	5,873	**2,900**
Goodwill impairment	12,043		
Employee-related charges, asset impairments and other	13,711	20,041	**41,824**
Litigation settlements		(25,776)	**(6,660)**
Acquired research and development	101,181		
Operating Income (Loss)	(52,418)	90,881	**68,673**
Gain (loss) on investments, net	(14,496)	(2,615)	**35,529**
Interest expense	(1,461)	(1,048)	**(300)**
Interest income	44,968	30,665	**23,137**
Other income (expense), net	(5,143)	(12,306)	**2,448**
Income (Loss) before Income Taxes	(28,550)	105,577	**129,487**
Provision (benefit) for income taxes	12,031	(12,903)	**14,534**
Income (Loss) from Continuing Operations	(40,581)	118,480	**114,953**
Income (loss) from discontinued operations, net of income taxes		(16,400)	**10,628**
Net Income (Loss)	$ (40,581)	$ 102,080	**$ 125,581**
Applied Biosystems Group (see Note 1)			
Income from Continuing Operations per Share			
Basic	$ 0.80	$ 0.96	**$ 0.84**
Diluted	$ 0.78	$ 0.95	**$ 0.83**
Income (loss) from Discontinued Operations per Share			
Basic and diluted	$ —	$ (0.08)	**$ 0.05**
Net Income per Share			
Basic	$ 0.80	$ 0.88	**$ 0.89**
Diluted	$ 0.78	$ 0.87	**$ 0.88**
Celera Genomics Group (see Note 1)			
Net Loss per Share			
Basic and diluted	$ (3.21)	$ (1.15)	**$ (0.79)**

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands except share data) At June 30,	2003	2004
Assets		
Current assets		
Cash and cash equivalents	$ 654,283	**$ 561,935**
Short-term investments	749,785	**688,806**
Accounts receivable (net of allowances for doubtful accounts of $10,507 and $8,948, respectively)	423,549	**392,170**
Inventories, net	152,060	**140,796**
Prepaid expenses and other current assets	93,706	**139,701**
Total current assets	2,073,383	**1,923,408**
Property, plant and equipment, net	526,591	**446,027**
Other long-term assets	657,518	**603,416**
Total Assets	$3,257,492	**$2,972,851**
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ —	**$ 6,081**
Accounts payable	166,319	**147,995**
Accrued salaries and wages	79,623	**89,704**
Accrued taxes on income	85,943	**80,599**
Other accrued expenses	281,435	**272,389**
Total current liabilities	613,320	**596,768**
Long-term debt	17,101	
Other long-term liabilities	286,786	**195,034**
Total Liabilities	917,207	**791,802**
Commitments and contingencies (see Note 10)		
Stockholders' Equity		
Capital stock		
Preferred stock		
Applera Corporation: $.01 par value; 10,000,000 shares authorized at June 30, 2003 and 2004; no shares issued and outstanding at June 30, 2003 and 2004		
Common stock		
Applera Corporation — Applied Biosystems stock: $.01 par value; 212,830,000 shares and 212,988,000 shares issued at June 30, 2003 and 2004, respectively	2,128	**2,130**
Applera Corporation — Celera Genomics stock: $.01 par value; 72,291,000 shares and 73,086,000 shares issued at June 30, 2003 and 2004, respectively	723	**731**
Capital in excess of par value	2,102,936	**2,111,805**
Retained earnings	355,252	**441,069**
Accumulated other comprehensive loss	(54,485)	**(15,683)**
Treasury stock, at cost	(66,269)	**(359,003)**
Total Stockholders' Equity	2,340,285	**2,181,049**
Total Liabilities and Stockholders' Equity	$3,257,492	**$2,972,851**

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands) For the years ended June 30,	2002	2003	**2004**
Operating Activities of Continuing Operations			
Income (loss) from continuing operations	$ (40,581)	$ 118,480	**$ 114,953**
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:			
Depreciation and amortization	116,794	146,655	**125,267**
Asset impairments	15,563	9,991	**37,288**
Provisions for excess lease space, office closures and severance costs	13,106	19,498	**5,456**
Long-term compensation programs	5,240	5,114	**3,309**
Deferred income taxes	(47,535)	(58,014)	**(49,236)**
(Gains) losses from investments and sales of assets	14,095	1,500	**(35,463)**
Loss from equity method investees	4,789	18,894	**488**
Acquired research and development	101,181		
Changes in operating assets and liabilities:			
Accounts receivable	15,824	2,949	**49,338**
Inventories	1,257	(6,847)	**11,787**
Prepaid expenses and other assets	(28,719)	(22,881)	**(13,223)**
Accounts payable and other liabilities	41,843	(39,481)	**(55,529)**
Net Cash Provided by Operating Activities of Continuing Operations	212,857	195,858	**194,435**
Investing Activities of Continuing Operations			
Additions to property, plant and equipment (net of disposals of $1,629, $ —, and $ —, respectively)	(114,107)	(144,395)	**(68,391)**
Proceeds from maturities of available-for-sale investments	3,732,525	3,891,204	**2,230,846**
Proceeds from sales of available-for-sale investments	844,515	520,349	**694,296**
Purchases of available-for-sale investments	(4,680,440)	(4,271,258)	**(2,823,874)**
Purchases of long-term investments		(16,834)	
Acquisitions and other investments, net	(41,901)	(324)	**(288)**
Proceeds from the sale of assets, net		6,608	**35,221**
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(259,408)	(14,650)	**67,810**
Net Cash Used by Operating Activities of Discontinued Operations	(2,843)	(3,677)	**(17,738)**
Financing Activities			
Net change in loans payable	(23,721)	(290)	
Principal payments on debt	(38,973)		**(10,000)**
Dividends	(36,020)	(35,567)	**(43,528)**
Purchases of common stock for treasury	(69,891)	(19,779)	**(324,999)**
Proceeds from stock issued for stock plans	48,215	33,047	**28,801**
Net Cash Used by Financing Activities	(120,390)	(22,589)	**(349,726)**
Effect of Exchange Rate Changes on Cash	31,467	29,123	**12,871**
Net Change in Cash and Cash Equivalents	(138,317)	184,065	**(92,348)**
Cash and Cash Equivalents Beginning of Year	608,535	470,218	**654,283**
Cash and Cash Equivalents End of Year	$ 470,218	$ 654,283	**$ 561,935**

See accompanying notes to Applera Corporation's consolidated financial statements.

(Dollar amounts in thousands)	Applera–Applied Biosystems Stock	Applera–Celera Genomics Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Applera–Applied Biosystems Treasury Stock	Applera–Celera Treasury Stock	Total Stockholders' Equity
Balance at June 30, 2001	$2,115	$617	$1,832,000	$369,444	$(55,865)	$ —	$ —	$2,148,311
Comprehensive loss								
Net loss				(40,581)				(40,581)
Other comprehensive loss:								
Foreign currency translation adjustments					48,425			
Unrealized loss on hedge contracts, net of reclassification adjustments					(35,661)			
Minimum pension liability adjustment					(17,005)			
Unrealized loss on investments, net of reclassification adjustments					(31,468)			
Other comprehensive loss					(35,709)			(35,709)
Comprehensive loss								(76,290)
Cash dividends declared on Applera—Applied Biosystems stock				(35,972)				(35,972)
Purchase of shares for treasury stock						(68,950)	(941)	(69,891)
Issuances under stock plans	13	38	52,684	(201)		2,987	941	56,462
Tax benefit related to employee stock options			15,172					15,172
Shares issued in Axys acquisition		55	181,856					181,911
Stock compensation			5,217			23		5,240
Balance at June 30, 2002	2,128	710	2,086,929	292,690	(91,574)	(65,940)	—	2,224,943
Comprehensive income								
Net income				102,080				102,080
Other comprehensive income:								
Foreign currency translation adjustments					45,712			
Unrealized gain on hedge contracts, net of reclassification adjustments					13,850			
Minimum pension liability adjustment					(27,918)			
Unrealized gain on investments, net of reclassification adjustments					5,445			
Other comprehensive income					37,089			37,089
Comprehensive income								139,169
Cash dividends declared on Applera—Applied Biosystems stock				(35,519)				(35,519)
Purchase of shares for treasury stock						(19,779)		(19,779)
Issuances under stock plans		13	9,510	(4,028)		19,304		24,799
Tax benefit related to employee stock options			1,558					1,558
Stock compensation			4,939	29		146		5,114
Balance at June 30, 2003	2,128	723	2,102,936	355,252	(54,485)	(66,269)	—	2,340,285
Comprehensive income								
Net income				**125,581**				**125,581**
Other comprehensive income:								
Foreign currency translation adjustments					**34,044**			
Unrealized gain on hedge contracts, net of reclassification adjustments					**6,168**			
Minimum pension liability adjustment					**8,780**			
Unrealized loss on investments, net of reclassification adjustments					**(10,190)**			
Other comprehensive income					**38,802**			**38,802**
Comprehensive income								**164,383**
Cash dividends declared on Applera—Applied Biosystems stock				**(34,645)**				**(34,645)**
Purchase of shares for treasury stock						**(324,999)**		**(324,999)**
Issuances under stock plans	**2**	**8**	**2,348**	**(5,148)**		**32,135**		**29,345**
Tax benefit related to employee stock options			**3,372**					**3,372**
Stock compensation			**3,149**	**29**		**130**		**3,308**
Balance at June 30, 2004	**$2,130**	**$731**	**$2,111,805**	**$441,069**	**$ (15,683)**	**$(359,003)**	**$ —**	**$2,181,049**

See accompanying notes to Applera Corporation's consolidated financial statements.

Note 1—Accounting Policies and Practices

Organization

The Applera Corporation is a life sciences company with a mission to improve human health and society by understanding and applying the power of biology to develop breakthrough research technologies, diagnostic products, and drugs. When used in these notes, the terms "Applera," "Company," "we," "us," or "our" mean Applera Corporation and its subsidiaries. We are comprised of three business segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics. Please see Note 15 for more information on our segments.

Principles of Consolidation

We include the accounts of Applera and all of our majority-owned subsidiaries that we control in our consolidated financial statements. In addition, as required under Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51," our consolidation policy requires the consolidation of variable interest entities ("VIEs") in which we are determined to be the primary beneficiary from the date the determination is made. See Recently Issued Accounting Standards in this Note for more information on FIN 46R. We have eliminated all significant intracompany transactions and balances in consolidation.

We have reclassified certain prior year amounts in the consolidated financial statements and notes for comparative purposes.

Use of Estimates

We prepare our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America, or GAAP. In preparing these statements, we are required to use estimates and assumptions. While we believe we have considered all available information, actual results could affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Capital Structure

In fiscal 1999, as part of a recapitalization of our Company, we created two classes of common stock called Applera Corporation–Applied Biosystems Group Common Stock ("Applera–Applied Biosystems stock") and Applera Corporation–Celera Genomics Group Common Stock ("Applera–Celera stock"). Applera–Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems group, and Applera–Celera stock is intended to reflect the relative performance of the Celera Genomics group.

Holders of Applera–Applied Biosystems stock and holders of Applera–Celera stock are stockholders of Applera. The Applied Biosystems group and the Celera Genomics group are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, holders of these stocks are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities.

Financial effects arising from one group that affect our consolidated results of operations or consolidated financial position could, if significant, affect the results of operations or financial position of the other group and the per share market price of the class of common stock relating to the other group. Any net losses of the Applied Biosystems group or the Celera Genomics group and dividends or distributions on, or repurchases of, Applera–Applied Biosystems stock or Applera–Celera stock or repurchases of preferred stock of the Company will reduce the assets of Applera legally available for payment of dividends.

Recently Issued Accounting Standards

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Act") introduced a prescription drug benefit under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans. In May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," which superseded FSP No. 106-1. FSP 106-2 provides guidance on the accounting for and disclosures required for the effects of the Medicare Act. In particular, the FSP prevents companies from recording the federal subsidy as a one-time gain to earnings. The amounts included in the accompanying consolidated financial statements related to our postretirement benefit plan reflect the effects of the Medicare Act. Please see Note 5 for information on the impact of the Medicare Act on our consolidated financial statements.

In December 2003, the FASB issued a revised Statement of Financial Accounting Standards ("SFAS") No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132." SFAS No. 132 (revised 2003) requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. We adopted the provisions of this Statement in fiscal 2004.

Also in December 2003, the FASB issued FIN 46R to clarify and amend some of the original provisions of FIN 46, which was issued in January 2003, and to exempt certain entities from its requirements. FIN 46R applies to entities whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support provided by any parties, including equity holders, or where the equity investors (if any) do not have a controlling financial interest. FIN 46R provides that if an entity is the primary beneficiary of a VIE, the assets, liabilities, and results of operations of the VIE should be consolidated in the entity's financial statements. A VIE refers to an entity subject to consolidation according to the provisions of this Interpretation. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE provide additional disclosures. The adoption of FIN 46R in fiscal 2004 did not impact our consolidated financial statements.

Earnings (Loss) per Share

We compute basic earnings (loss) per share for each class of common stock using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock according to dividends declared and participation rights in undistributed earnings. To calculate the basic earnings (loss) per share for each class of common stock, we divide the earnings (losses) allocated to each class of common stock by the weighted average number of outstanding shares of that class of common stock. Diluted earnings (loss) per share is calculated using the weighted average number of outstanding shares of that class of common stock adjusted to include the dilutive effect of common stock equivalents. Dilutive common stock equivalents primarily consist of employee stock options.

Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings (loss) per share. This determination is generally based on the net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied. We believe this method of allocation is systematic and reasonable. Our board of directors can, in its discretion, change the method of allocating earnings (losses) to each class of common stock at any time.

(Amounts in thousands except per share amounts) For the years ended June 30,	Applied Biosystems Group			Celera Genomics Group		
	2002	2003	**2004**	2002	2003	**2004**
Income (loss) from continuing operations	$168.5	$199.6	**$172.3**	$(211.8)	$(81.9)	**$(57.5)**
Less dividends declared on common stock	36.0	35.5	**34.6**			
Undistributed earnings (loss)	$132.5	$164.1	**$137.6**	$(211.8)	$(81.9)	**$(57.5)**
Allocation of basic earnings (loss) per share						
Basic distributed earnings	$ 0.17	$ 0.17	**$ 0.17**	$ —	$ —	**$ —**
Basic undistributed earnings (loss) per share	0.63	0.79	**0.67**	(3.21)	(1.15)	**(0.79)**
Total basic earnings (loss) per share	$ 0.80	$ 0.96	**$ 0.84**	$ (3.21)	$(1.15)	**$(0.79)**
Allocation of diluted earnings (loss) per share						
Diluted distributed earnings	$ 0.17	$ 0.17	**$ 0.17**	$ —	$ —	**$ —**
Diluted undistributed earnings (loss) per share	0.61	0.78	**0.66**	(3.21)	(1.15)	**(0.79)**
Total diluted earnings (loss) per share	$ 0.78	$ 0.95	**$ 0.83**	$ (3.21)	$(1.15)	**$(0.79)**
Weighted average number of common shares						
Basic	211.6	209.0	**204.6**	66.0	71.5	**72.5**
Common stock equivalents	3.8	1.4	**3.7**			
Diluted	215.4	210.4	**208.3**	66.0	71.5	**72.5**

Options to purchase stock at exercise prices greater than the average market prices of our common stocks were excluded from the computation of diluted earnings per share because the effect would have been antidilutive. Additionally, options and warrants to purchase shares of Applera-Celera stock were excluded from the computation of diluted loss per share because the effect was antidilutive. The following table presents the number of shares excluded from the diluted earnings and loss per share computations.

(Shares in millions)	2002	2003	**2004**
Applera–Applied Biosystems stock	27.8	25.7	**27.2**
Applera–Celera stock	13.1	12.3	**12.8**

Stock-Based Compensation

We currently sponsor stock option plans, employee stock purchase plans, a restricted stock plan, and a performance unit bonus plan. See Note 7 for further information. We apply the provisions of Accounting Principles Board Opinion No. 25 ("APB Opinion No. 25"), "Accounting for Stock Issued to Employees," and FIN 44, "Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of Accounting Principles Board Opinion No. 25" in accounting for stock-based compensation plans. In accordance with APB Opinion No. 25, compensation cost for stock options is recognized in income based on the excess, if any, of the quoted market price of the stock over the exercise price of the stock options at the grant date of the award. Generally, the exercise price of stock options granted to employees equals the fair market value of our stock prices at the date of grant; therefore generally no compensation expense is recorded.

We determined pro forma net income and earnings per share information, as required by SFAS No. 123, "Accounting for Stock-Based Compensation," for employee stock plans under the statement's fair value method. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period. The following tables present a reconciliation of basic and diluted earnings (loss) per share from continuing operations and illustrate what income (loss) from continuing operations and earnings (loss) per share would have been if we had applied the fair value method of accounting for employee stock plans.

(Dollar amounts in millions) For the years ended June 30,	Applera Corporation 2002	2003	2004
Income (loss) from continuing operations, as reported	$ (40.6)	$118.5	**$115.0**
Add: Stock-based employee compensation expense included in reported income (loss) from continuing operations, net of tax	2.8	1.1	**1.9**
Deduct: Stock-based employee compensation expense determined under fair value based method, net of tax	131.6	148.7	**120.9**
Pro forma loss from continuing operations	$(169.4)	$ (29.1)	**$ (4.0)**

(Dollar amounts in millions except per share amounts) For the years ended June 30,	Applied Biosystems Group 2002	2003	2004	Celera Genomics Group 2002	2003	2004
Income (loss) from continuing operations, as reported	$168.5	$199.6	**$172.3**	$(211.8)	$ (81.9)	**$(57.5)**
Add: Stock-based employee compensation expense included in reported income (loss) from continuing operations, net of tax	2.1	0.7	**1.2**	0.7	0.4	**0.7**
Deduct: Stock-based employee compensation expense determined under fair value based method, net of tax	101.1	118.8	**97.6**	30.5	29.9	**23.3**
Pro forma income (loss) from continuing operations	$ 69.5	$ 81.5	**$ 75.9**	$(241.6)	$(111.4)	**$(80.1)**
Earnings (loss) per share from continuing operations						
Basic — as reported	$ 0.80	$ 0.96	**$ 0.84**	$ (3.21)	$ (1.15)	**$(0.79)**
Basic — pro forma	$ 0.33	$ 0.39	**$ 0.37**	$ (3.66)	$ (1.56)	**$(1.10)**
Diluted — as reported	$ 0.78	$ 0.95	**$ 0.83**	$ (3.21)	$ (1.15)	**$(0.79)**
Diluted — pro forma	$ 0.32	$ 0.39	**$ 0.36**	$ (3.66)	$ (1.56)	**$(1.10)**

The weighted average fair value of our stock options granted was:

For the years ended June 30,	2002	2003	2004
Applera–Applied Biosystems stock options	$12.36	$9.15	**$12.32**
Applera–Celera stock options	13.84	6.49	**6.05**

We estimate the fair value of our options using the Black-Scholes option pricing model, which was developed for use in estimating the value of freely-traded options that have no vesting restrictions and are fully transferable. Similar to other option pricing models, this model requires the input of highly-subjective assumptions, including the stock price volatility. Our options have characteristics significantly different from traded options, and changes in the input assumptions can materially affect the fair value estimates. The fair value of the options was estimated at the grant date with the following weighted average assumptions:

For the years ended June 30,	2002	2003	2004
Applied Biosystems Group			
Dividend yield	0.9%	1.1%	**0.8%**
Volatility	78%	72%	**71%**
Risk-free interest rate	3.6%	3.0%	**3.8%**
Expected option life in years	4	5	**5**
Celera Genomics Group			
Volatility	101%	97%	**66%**
Risk-free interest rate	3.7%	3.0%	**3.8%**
Expected option life in years	3.5	4	**4**

Foreign Currency

We translate assets and liabilities of foreign operations, where the functional currency is the local currency, into U.S. dollars at the fiscal year-end exchange rates. We record the related translation adjustments as a separate component of accumulated other comprehensive income (loss) in the consolidated statements of financial position. We translate foreign currency revenues and expenses using average exchange rates prevailing during the fiscal year. Foreign currency transaction gains and losses are included in net income. Transaction gains and losses occur from fluctuations in exchange rates when assets and liabilities are denominated in currencies other than the functional currency of an entity. Net transaction gains were $0.7 million for fiscal 2002 and $3.0 million for fiscal 2003, and net transaction losses were $0.6 million for fiscal 2004. Net transaction gains and losses includes the gains and losses on the revaluation of non-functional currency-denominated net assets offset by the losses and gains, respectively, on non-qualified hedges on these positions. See Note 11 for further information on our hedging program.

Derivative Financial Instruments

We use derivative financial instruments to minimize exposure to market risks arising from changes in foreign currency exchange rates. We used foreign exchange forward, option and range forward contracts as our derivative financial instruments during fiscal 2003 and 2004 (see Note 11).

Cash and Cash Equivalents and Short and Long-Term Investments

Our cash equivalents consist of highly liquid debt instruments, time deposits, and certificates of deposit with original maturities of three months or less at the date of purchase.

Investments classified as available-for-sale are carried at fair value with unrealized gains and losses included as a separate component of stockholders' equity, net of any related tax effect. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is readily available for current operations should it be needed. We use the specific identification method to determine the cost of securities disposed of, with realized gains and losses recorded in other income (expense), net.

The fair value of short and long-term investments and unrealized gains (losses) at June 30, 2003 and 2004 was as follows:

(Dollar amounts in millions)	2003	**2004**
Certificates of deposit and time deposits	$ 16.8	**$ 13.0**
Commercial paper	44.4	**69.5**
U.S. government and agency obligations	506.9	**367.6**
Corporate bonds	128.9	**188.9**
Asset backed securities	52.8	**49.8**
Total short-term investments	$749.8	**$688.8**
U.S. government and agency obligations	16.4	
Total long-term investments	$ 16.4	**$ —**
Unrealized gains on investments	$ 2.0	**$ 0.2**
Unrealized losses on investments	(0.1)	**(1.5)**
Realized gains on investments	$ 0.5	**$ 0.3**
Realized losses on investments	(0.2)	**(0.3)**

Included in U.S. government and agency obligations are non-callable U.S. government obligations that collateralize the 8% senior secured convertible notes assumed in connection with the acquisition of Axys Pharmaceuticals, Inc. in fiscal 2002. See Note 9 for more information.

We also held securities that are classified as trading at June 30, 2003 and 2004, which were recorded at fair value with realized and unrealized gains and losses included in income. These securities are recorded in other current assets. Included in income were unrealized net gains of $0.1 million during fiscal 2003 and $2.2 million during fiscal 2004.

Investments

We account for investments in business entities in which we have the ability to exercise significant influence over operating and financial policies (generally 20% to 50% ownership) using the equity method of accounting. Under the equity method of accounting, we record investments at cost and we adjust for dividends and undistributed earnings and losses.

We classify investments for which we do not have the ability to exercise significant influence as minority equity investments. We account for non-marketable minority equity investments using the cost method of accounting. We generally classify minority equity investments in public companies as available-for-sale and carry them at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We use the specific identification method to determine the cost of securities disposed of. Under the cost method of accounting, we carry investments in equity securities at cost and adjust only for other-than-temporary declines in fair value, distributions of earnings and additional investments.

In connection with the Axys acquisition, we received an approximate 30% ownership interest in Discovery Partners International, Inc. ("DPI"). The investment was accounted for under the equity method of accounting. As of June 30, 2004, we no longer had an investment in DPI common stock as we sold our ownership interest during fiscal 2004 for a gain of $24.8 million.

The following tables provide unaudited summarized financial information on a 100% basis for DPI. Prior to the disposition of our investment in DPI, we reported the impact of DPI's financial results in our financial statements on a three-month lag. As a result, the information of DPI presented below reflects balances as of and for the periods ended March 31.

Unaudited summarized balance sheet information as of March 31, 2003 of DPI is as follows:

(Dollar amounts millions)	
Current assets	$83.6
Non-current assets	20.5
Current liabilities	7.2
Non-current liabilities	0.4

Unaudited summarized statement of operations information of DPI for the year ended March 31 is as follows:

(Dollar amounts in millions)	2002	2003
Net revenue	$41.6	$ 44.0
Gross profit	15.3	5.3
Net loss	(9.7)	(61.0)

At the time of the Axys acquisition, under the purchase method of accounting, we reduced the carrying value of our DPI investment by $12.3 million. This amount reflected the difference between the fair value assigned to the DPI shares and the then carrying amount of the investment. As of June 30, 2003, the market value of our investment in DPI common stock was $31.7 million. At June 30, 2003, the carrying value of our DPI investment was $8.7 million.

We recorded a $17.7 million loss for our share of DPI's losses in fiscal 2003 in other income (expense), net. Based on the decline in its market capitalization, DPI re-assessed the value of its goodwill and other long-lived assets and recorded an impairment charge as a result of this re-assessment. Included in the $17.7 million loss was a non-cash charge of $15.1 million, which represented our share of the impairment charge.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market. Cost is determined principally on the standard cost method for manufactured goods which approximates cost on the first-in, first-out method. Inventories at June 30, 2003 and 2004 included the following components:

(Dollar amounts in millions)	2003	**2004**
Raw materials and supplies	$ 54.4	**$ 52.6**
Work-in-process	9.8	**7.4**
Finished products	87.9	**80.8**
Total inventories, net	$152.1	**$140.8**

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are recorded at cost and consisted of the following at June 30, 2003 and 2004:

(Dollar amounts in millions)	2003	**2004**
Land and improvements	$105.5	**$101.3**
Buildings and leasehold improvements	352.0	**284.1**
Machinery and equipment	344.8	**350.3**
Computer software and licenses	117.4	**133.6**
Property, plant and equipment, at cost	919.7	**869.3**
Accumulated depreciation and amortization	393.1	**423.3**
Property, plant and equipment, net	$526.6	**$446.0**

The reduction in buildings and leasehold improvements in fiscal 2004 was primarily due to the reclassification of the Celera Genomics group's Rockville, MD facility to assets held for sale. See Note 8 for more information.

We capitalize major renewals and improvements that significantly add to productive capacity or extend the life of an asset. We expense repairs, maintenance, and minor renewals and improvements as incurred. We remove the cost of assets and related depreciation from the related accounts on the balance sheet when such assets are disposed of, and any related gains or losses are reflected in current earnings.

We compute depreciation expense of owned property, plant and equipment based on the expected useful lives of the assets primarily using the straight-line method. We amortize leasehold improvements over their estimated useful lives or the term of the applicable lease, whichever is less. Useful lives are generally five to ten years for land improvements, 30 to 40 years for buildings, and three to seven years for machinery and equipment. We amortize capitalized internal-use software costs primarily over the expected useful lives, not to exceed seven years. Depreciation expense for property, plant and equipment was $88.7 million for fiscal 2002, $112.6 million for fiscal 2003, and $94.9 million for fiscal 2004. In addition, the Celera Genomics group recorded an $18.1 million impairment charge in fiscal 2004 related to its Rockville, MD facility. This charge is included in employee-related charges, asset impairments and other. See Note 2 for more information.

Capitalized Software

We capitalize and include in other long-term assets software development costs for software used in our products which are incurred from the time technological feasibility of the software is established until the software is ready for its intended use. We amortize these costs using the straight-line method over a maximum of three years or the expected life of the product, whichever is less. Capitalized software costs, net of accumulated amortization, were $17.2 million at June 30, 2003, and $8.2 million at June 30, 2004. Amortization expense was $11.0 million in fiscal 2002, $15.1 million in fiscal 2003, and $13.6 million in fiscal 2004. We expense research and development costs and other computer software maintenance costs related to software development as incurred.

Intangible Assets

We amortize intangible assets using the straight-line method over their expected useful lives. Intangible assets subject to amortization at June 30, 2003 and 2004 included the following:

(Dollar amounts in millions)	Weighted Average Life	2003 Gross Carrying Amount	2003 Accumulated Amortization	2004 Gross Carrying Amount	2004 Accumulated Amortization
Patents	**8.0**	$ 44.7	$21.2	**$25.5**	**$18.8**
Acquired technology	**6.4**	60.0	30.0	**60.1**	**35.5**
Favorable operating leases	**4.0**	11.6	4.7	**11.6**	**7.6**
Total		$116.3	$55.9	**$97.2**	**$61.9**

In fiscal 2004, the Applied Biosystems group recorded $14.9 million for the impairment of patents and acquired technology related to Boston Probes, Inc., a business we acquired in fiscal 2002. This charge is included in employee-related charges, asset impairments and other (see Notes 2 and 3).

Aggregate amortization expense for the fiscal years ended June 30, 2003 and 2004 was as follows:

(Dollar amounts in millions)	2003	2004
Applied Biosystems group	$ 9.4	**$10.1**
Celera Genomics group	5.9	**2.9**
Celera Diagnostics	2.1	**2.1**
Consolidated	$17.4	**$15.1**

With the exception of the charge discussed above, the Applied Biosystems group records a substantial portion of amortization expense in cost of sales. The Celera Genomics group records amortization expense in amortization of intangible assets and Celera Diagnostics records amortization expense in cost of sales. At June 30, 2004, we estimated annual amortization expense of our intangible assets for each of the next five fiscal years to be as shown in the following table. Future acquisitions or impairment events could cause these amounts to change.

(Dollar amounts in millions)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Consolidated
2005	**$6.9**	**$2.9**	**$2.2**	**$12.0**
2006	**6.5**	**1.1**	**2.2**	**9.8**
2007	**5.3**		**2.0**	**7.3**
2008	**2.6**		**0.4**	**3.0**
2009	**1.6**			**1.6**

Goodwill

Goodwill represents the excess purchase price over the net asset value of companies acquired. We test goodwill for impairment using a fair value approach at the reporting unit level annually, or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit can be an operating segment or a business if discrete financial information is prepared and reviewed by management. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. The fair value of reporting units were estimated using discounted cash flows, market multiples, and other valuation techniques.

The carrying amount of goodwill at June 30, 2003 and 2004 was $39.4 million, of which $36.7 million was allocated to the Applied Biosystems group and $2.7 million was allocated to the Celera Genomics group.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, an asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to an asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, resulting from the use of the asset and its estimated value at disposal and compare it to its carrying value in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based on a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

Product Warranties

We accrue warranty costs for product sales at the time of shipment based on historical experience as well as anticipated product performance. Our product warranties extend over a specified period of time ranging up to two years from the date of sale depending on the product subject to warranty. The warranties cover equipment installation, customer training, and application support. We periodically review the adequacy of our warranty reserve, and adjust, if necessary, the warranty percentage and accrual based on actual experience and estimated costs to be incurred.

The following table provides the analysis of the warranty reserve for the fiscal years ended June 30, 2003 and 2004:

(Dollar amount in millions)	2003	**2004**
Beginning of year	$ 12.8	**$ 15.1**
Accruals for warranties	29.3	**30.4**
Usage of reserve	(27.0)	**(29.6)**
End of year	$ 15.1	**$ 15.9**

Revenues

We record revenue upon entering into a final agreement with the customer that includes the specific nature and terms of the revenue-generating activity and for which collectibility is reasonably assured, which is generally at the time of shipment of products or performance of services. Concurrently, we record provisions for warranty, returns, and installation based on historical experience and anticipated product performance. Discounts are recorded as sales reductions concurrently with the applicable sale. Cash discounts are recorded as sales reductions upon our receipt of the sales proceeds. Deferred revenues consist of prepayments for service contracts and subscription agreements. Revenue is not recognized at the time of shipment of products in situations where risks and rewards of ownership are transferred to the customer at a point other than shipment due to the shipping terms, the existence of an acceptance clause, the achievement of milestones, or some return or cancellation privileges. Revenue is recognized once customer acceptance occurs or the acceptance provisions lapse. Service revenue is recognized over the period services are performed.

In revenue arrangements with multiple deliverables, we record revenue as the separate elements are delivered to the customer if the delivered item is determined to represent a separate earnings process, there is objective and reliable evidence of the fair value of the undeliverable item, and delivery or performance of the undelivered item is probable and substantially in our control. For certain instruments where installation is determined to be a separate earnings process, the portion of the sales price allocable to the fair value of the installation is deferred and recognized when installation is complete. We determine the fair value of the installation process based on technician labor billing rates, the expected number of hours to install the instrument based on historical experience, and amounts charged by third parties.

Under sales-type or direct financing lease agreements, revenue is recognized at the time of shipment, and the difference between the gross investment in the lease and the sales price of the property is deferred and amortized over the lease term using the interest method. These transactions represent an insignificant portion of our consolidated revenues.

We recognize revenue on subscription fees for access to our on-line information databases as part of the Celera Discovery System™ ("CDS") ratably over the contracted period.

We recognize royalty revenues when earned over the term of the agreement in exchange for the grant of licenses to use our products or certain technologies for which we hold patents. We recognize revenue for estimates of royalties earned during the applicable period, based on historical activity, and make revisions for actual royalties received in the following quarter. For those arrangements where royalties cannot be reasonably estimated, we recognize revenue upon the receipt of cash or royalty statements from our licensees.

The Celera Genomics group recognizes revenue and profit on long-term contracts in accordance with the percentage-of-completion method. Under this method, the Celera Genomics group recognizes revenue based on either the costs incurred compared to total costs expected to be incurred as work is performed or on the relative costs for a completed phase compared to the estimate of total expected contract costs when delivery and/or acceptance provisions are present. The percentage-of-completion method relies on estimates of total expected contract revenues and costs. Revenue from short-term contracts is recognized upon completion.

A significant portion of Celera Diagnostics' reported net revenues consists of equalization payments from Abbott Laboratories resulting from a profit and loss sharing arrangement between Abbott and Celera Diagnostics. All revenues, costs and expenses of the alliance are shared equally by both parties through a quarterly equalization payment. The timing and nature of equalization payments can lead to fluctuations in both reported revenues and gross margins from period to period due to changes in end-user sales of alliance products and differences in relative operating expenses between the alliance partners.

Research, Development and Engineering

We expense research, development and engineering costs as incurred. Research, development and engineering costs include salaries and benefits, supplies and materials, facilities costs, equipment depreciation, contract services, allocations of various corporate costs and other outside costs.

Supplemental Cash Flow Information

Cash paid for interest and income taxes and significant non-cash investing and financing activities for the following fiscal years ended June 30 were as follows:

(Dollar amounts in millions)	2002	2003	2004
Interest	$ 2.1	$ 1.5	**$ 1.3**
Income taxes	$ 33.2	$66.6	**$52.8**
Significant non-cash investing and financing activities:			
Tax benefit related to employee stock options	$ 15.2	$ 1.6	**$ 3.4**
Dividends declared not paid	$ 8.9	$ 8.9	
Issuances of restricted stock	$ 2.4	$ 0.2	**$ 6.6**
Equity instruments issued in Axys acquisition	$181.9		
Debt and capital lease obligation assumed in the Axys acquisition	$ 39.1		
Stock issued for which proceeds were in-transit	$ 8.2		**$ 0.5**

Note 2—Employee-Related Charges, Asset and Goodwill Impairments, and Other

The following table summarizes significant charges and income for fiscal years ended June 30:

(Dollar amounts in millions)	2002	2003	2004
Excess lease space	$ (10.1)	$ —	**$ —**
Severance and benefit costs	(3.0)	(22.9)	**(6.3)**
Reduction of expected costs		4.3	**0.6**
Asset impairments			**(36.1)**
Other	(0.6)	(1.4)	
Total employee-related charges, asset impairments, and other	$ (13.7)	$(20.0)	**$(41.8)**
Total goodwill impairment	$ (12.1)	$ —	**$ —**
Total litigation settlements	$ —	$ 25.8	**$ 6.7**

Fiscal 2002 Charges

In fiscal 2002, the Celera Genomics group recorded a $25.9 million charge related to Paracel, a business we acquired in fiscal 2000. This charge was primarily comprised of $12.7 million for asset impairments, and provisions of $10.1 million for the estimated cost of excess lease space and $0.2 million for severance costs. This charge also included $2.9 million for impairment of Paracel inventory included in cost of sales. The asset impairment charges were for the write-off of the remaining goodwill of $12.1 million, other intangible assets of $0.5 million, and leasehold improvements of $0.1 million. These charges resulted from Paracel's unfavorable performance against the lowered profitability outlook for the business established during fiscal 2001, and our decision during the third quarter of fiscal 2002 to redirect the business away from hardware and focus more on software products. In accordance with the provisions of SFAS No. 142, we estimated Paracel's fair value using discounted cash flows, and compared it to its carrying value in determining whether impairment potentially existed. The calculation was based on a valuation model and discount rate that was commensurate with the risks involved. We recognized the goodwill impairment to the extent that Paracel's carrying amount of goodwill exceeded the implied fair value of the goodwill.

Cash payments associated with the excess lease space were $0.4 million during fiscal 2002, $1.8 million during fiscal 2003, and $1.9 million during fiscal 2004. Severance and related benefits, granted to 19 employees terminated during fiscal 2002, were paid by June 30, 2002.

Also in fiscal 2002, the Celera Genomics group recorded a restructuring charge of $2.8 million for severance costs associated with the termination of 132 employees primarily within the functional areas of DNA sequencing, data management and analysis support, sales, and general administration. This restructuring plan was undertaken to realign the organization with the Celera Genomics group's drug discovery and development strategy and to reduce infrastructure previously built to support whole genome sequencing and the acquisition of customers for the Online/Information Business. All actions under this plan were taken as of June 30, 2002, and all cash payments were made by March 31, 2003.

Fiscal 2003 Charges

During fiscal 2003, the Applied Biosystems group recorded pre-tax charges totaling $33.8 million for organization-wide cost reductions in response to uncertain economic conditions as well as its overall strategy to return research and development investment to more traditional levels. The $33.8 million charge consisted of $24.3 million in employee-related charges, asset impairments and other, of which $22.9 million was for severance and benefits costs and $1.4 million was for office closures. The Applied Biosystems group also recorded $9.5 million for the impairment of assets in cost of sales. The Applied Biosystems group recorded pre-tax benefits of $4.3 million in the fourth quarter of fiscal 2003 and $0.6 million in the second quarter of fiscal 2004 in employee-related charges, asset impairments and other for reductions in anticipated employee-related costs associated with this program. These reductions were associated with lower than expected costs being incurred as the actions for this program were implemented.

The severance and benefits charge related to the termination of approximately 400 employees worldwide. Positions impacted, mainly in the U.S. and Europe, were primarily within the areas of research, manufacturing, sales, marketing and administration. The workforce reduction commenced in January 2003. The asset impairment charges resulted primarily from uncertainties surrounding the commercial introduction of products based on a collaboration with Illumina, Inc. and from a revised focus on products designed to offer the most efficient and newest technology with long-term earnings growth potential. The charge for office closures was primarily for one-time payments to terminate the leases of excess facilities and to write-off the fixed assets and leasehold improvements related to these facilities.

The following table details the major components of the fiscal 2003 special charges:

(Dollar amounts in millions)	Employee-Related Charges	Asset Impairment	Office Closures	Total
Total charges	$22.9	$9.5	$1.4	$33.8
Cash payments	14.2		0.2	14.4
Non-cash charges		9.5	0.5	10.0
Reduction of expected costs	4.3			4.3
Balance at June 30, 2003	4.4	—	0.7	5.1
Cash payments	**3.0**		**0.5**	**3.5**
Reduction of expected costs	**0.6**			**0.6**
Balance at June 30, 2004	**$ 0.8**	**$ —**	**$0.2**	**$ 1.0**

Substantially all cash payments were made by June 30, 2004. These payments were funded primarily from cash provided by operating activities. The majority of the remaining cash payments are expected to be made in fiscal 2005.

Fiscal 2004 Charges

During fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $6.3 million for the termination of approximately 110 employees, mainly in the U.S. The savings resulting from this action are expected to be used to support the businesses that are driving the Applied Biosystems group's revenue growth, including through the hiring of additional appropriately-skilled employees. As of June 30, 2004, the majority of the affected employees had been terminated and we had made cash payments of $5.3 million. The cash payments were funded primarily from cash provided by operating activities. The remaining cash payments are expected to be made in fiscal 2005.

In the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $14.9 million in employee-related charges, asset impairments and other for the impairment of patents and acquired technology related to Boston Probes. As a result of a strategic and operational review, we determined, during the fourth quarter of fiscal 2004, that the intellectual property was not expected to lead to feasible commercialization of the products that we had originally envisioned when we purchased Boston Probes. In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the impairment charge represented the amount by which the carrying amount of the assets exceeded their fair value. The fair value was based on estimated undiscounted future cash flows relating to the existing service potential of those assets.

Additionally in the fourth quarter of fiscal 2004, the Applied Biosystems group recorded pre-tax charges of $4.4 million for asset write-downs and other expenses related to the decision to transfer the 8500 Affinity Chip Analyzer product line to HTS Biosystems, Inc., its development partner for this product line. The $4.4 million charge consisted of $3.2 million for write-downs of fixed assets and other charges and $1.2 million for the impairment of inventory recorded in cost of sales. The Applied Biosystems group had entered into a collaboration and commercialization agreement for this product line with HTS Biosystems in fiscal 2002. As a result of a change in strategic direction and focus at the Applied Biosystems group, as determined during the previously mentioned review, we determined that the inventory and fixed assets related to this product line have no net realizable value. Additionally, we wrote off a loan and accrued the final payments based on our decision to terminate the agreement with HTS Biosystems.

During the fourth quarter of fiscal 2004, the Celera Genomics group decided to pursue the sale of its Rockville, MD facility. As a result of this decision, we have classified the related assets as assets held for sale within prepaid expenses and other currents assets (see Note 8). In connection with the decision to sell the Rockville facility, the Celera Genomics group recorded a pre-tax impairment charge of $18.1 million during the fourth quarter of fiscal 2004 in employee-related charges, asset impairments and other. This charge represented the write-down of the carrying amount of the facility to its current estimated market value less estimated costs to sell. The estimated market value was determined based on a third-party appraisal. After an analysis, the Celera Genomics group decided during the fourth quarter of fiscal 2004 that selling the facility and leasing space is the preferred option to meet its space requirements in Maryland.

Patent Litigation Settlement

In March 2003, we received a ruling in favor of the Applied Biosystems group and MDS Inc. in a patent infringement lawsuit against Micromass U.K. Ltd. and its U.S. subsidiary, Micromass, Inc., both divisions of Waters Corporation. In April 2003, the Applied Biosystems group received a payment that represented its share of the judgment proceeds on the successful completion of the lawsuit. We recorded a gain of $25.8 million in litigation settlements, which represented the amount received, net of related fees and costs, in the fourth quarter of fiscal 2003.

In March 2004, the Applied Biosystems group and MDS Inc., through the Applied Biosystems/MDS Sciex Instruments joint venture, received a payment of $18.1 million from Waters Technologies Corporation in connection with the resolution of patent infringement claims between the parties. The Applied Biosystems group recorded a net gain of $6.7 million from legal settlements, including its share of the settlement between the Applied Biosystems/MDS Sciex Instruments joint venture and Waters Technologies Corporation, in the third quarter of fiscal 2004. This net gain was recorded in litigation settlements.

Note 3—Acquisitions

Axys Pharmaceuticals, Inc.

We acquired Axys in a stock-for-stock transaction during fiscal 2002. At the time of the acquisition, Axys was an integrated small molecule drug discovery and development company that was developing products for chronic therapeutic application through collaborations with pharmaceutical companies and had a proprietary product portfolio in oncology.

We issued 5.5 million shares of Applera-Celera stock in exchange for all of the outstanding shares of Axys common stock. The total purchase price for the acquisition was $188.4 million, which consisted of Applera-Celera stock valued at $170.3 million, stock options valued at $8.8 million, warrants valued at $2.8 million and transaction costs of $6.5 million. We calculated the purchase price based on a measurement date determined in accordance with Emerging Issues Task Force Abstracts Issue 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination." This date represented the first date on which the exchange ratio was fixed under the merger agreement. We calculated the fair value of the options and warrants using the Black-Scholes pricing model.

We allocated the purchase price of $188.4 million to tangible net assets and intangible assets as follows:

(Dollar amounts in millions)

Current assets	$ 6.8
Long-term assets	118.7
Current liabilities	(34.9)
Long-term liabilities	(20.7)
Tangible net assets acquired, at approximate fair value	69.9
Acquired in-process research and development	99.0
Existing technology	7.9
Favorable operating leases	11.6
Total intangible assets	118.5
Total purchase price	$188.4

We are amortizing the recorded values of the intangible assets, other than the acquired in-process research and development, or IPR&D, over their expected period of benefit, which on a weighted average basis is 2.8 years. We recorded in purchase accounting a $61.3 million deferred tax asset, included in long-term assets, for net operating loss carryforwards and other temporary differences of Axys which we expected to use. Current liabilities included $4.2 million of contractual severance and involuntary termination costs, all of which were paid prior to June 30, 2002.

In connection with the acquisition of Axys, we allocated approximately $99.0 million of the purchase price to IPR&D. As of the acquisition date, the technological feasibility of the related projects had not been established, and it was determined that the acquired projects had no future alternative uses. The amounts attributed to acquired IPR&D were developed using an income approach. The in-process technologies were valued using a discounted cash flow model on a project-by-project basis. This valuation incorporated a percentage of completion analysis using revenues allocated to in-process technologies. The risk-adjusted discount rates used to value the projects at acquisition ranged from 38% to 43%. The discount rates applied in the discounted cash flow model were risk adjusted, since the assumed periods of milestone receipts and assumed timing of product launch may vary significantly from the assumptions. The valuation assumptions were made solely for the purpose of calculating projected cash flows and valuing the intangible assets acquired at the date of acquisition.

The following table briefly describes the IPR&D projects at the date of acquisition.

Project	Development Status at Acquisition Date	Valuation Assumptions at Acquisition Date: Project's Stage of Completion at Acquisition Date	Valuation Assumptions at Acquisition Date: Assumed Period of Milestone Receipts	Value at Acquisition Date
				(Dollar amounts in millions)
Cathepsin S: Collaboration with Aventis Pharmaceuticals Products, Inc. with the objective of discovery and development of small molecule drugs that inhibit Cathepsin S, a human cysteine protease associated with certain inflammatory diseases	Pre-clinical studies	90%	Years 1 – 7 from date of acquisition	$37.7
Cathepsin K: Collaboration with Merck & Co., Inc. to develop small molecule inhibitors of Cathepsin K for the treatment of osteoporosis	Pre-clinical studies	91%	Years 2 – 6 from date of acquisition	26.6
Tryptase: Collaboration with Bayer AG to identify oral tryptase inhibitors for the treatment of asthma	Pre-clinical studies	89%	Years 3 – 8 from date of acquisition	14.9
Cathepsin F: Development of compounds for inflammatory diseases such as asthma and rheumatoid arthritis	Pre-clinical studies	28%	Years 2 – 8 from date of acquisition	8.9
Urokinase: Oncology program focused on development of inhibitors of the protease urokinase to interfere with angiogenesis and metastasis processes	Pre-clinical studies	50%	Years 2 – 8 from date of acquisition	4.7
Serm-beta: Oncology program utilizing licenses granted by Celgene Corp. for exclusive rights to selective estrogen receptor-beta modulators	Pre-clinical studies	71%	Years 3 – 7 from date of acquisition	4.3
Factors VIIa & Xa: Development of oral and parenteral therapeutics for blood clotting disorders, such as deep vein thrombosis, stroke, and myocardial infarction or heart attack	Pre-clinical studies	54%	Years 2 – 10 from date of acquisition	1.9
				$99.0

For valuation purposes, we assumed that all projects would be partnered and the initial material net cash inflows would result from milestone payments. We also assumed there would be cash inflows resulting from royalties after product launch. We assumed product launches would occur in five to nine years after the date of acquisition.

The Celera Genomics group has in the past and continues to review the proprietary pre-clinical projects. These reviews may lead to revised prioritization, resourcing and strategies to move toward clinical trials and commercialization, or may lead us to no longer pursue a project. As a result of these actions, actual results for some programs have varied, and for others may in the future vary, from the valuation assumptions above.

The net assets and results of operations of Axys have been included in our consolidated financial statements since the date of the acquisition, and have been allocated to the Celera Genomics group. The following selected unaudited pro forma information for Applera has been prepared assuming the acquisition had occurred at the beginning of fiscal 2002 and gives effect to purchase accounting adjustments:

(Dollar amounts in millions except per share amounts)	2002
Net revenues	$1,703.8
Net loss	$ 35.6
Applied Biosystems Group	
Net revenues	$1,604.0
Net income	$ 168.5
Basic per share	$ 0.80
Diluted per share	$ 0.78
Celera Genomics Group	
Net revenues	$ 123.4
Net loss*	$ (135.6)
Basic and diluted per share	$ (1.99)

* See Note 2 for information on other charges recorded by the Celera Genomics group during fiscal 2002.

Upon consummation of the acquisition, the Celera Genomics group recorded a $99.0 million non-cash charge to write-off the value of acquired IPR&D, which has been excluded from the pro forma results above. Included in the unaudited pro forma results for fiscal 2002 is a non-cash pretax charge of $10.8 million recorded by Axys, prior to the acquisition date, for the impairment of an investment accounted for under the cost method of accounting.

This unaudited pro forma data is for informational purposes only and may not be indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 2002 or of the future operations of the combined companies.

Boston Probes, Inc.

We acquired the remaining shares of Boston Probes not previously owned, or approximately 87% of the outstanding shares, and certain intellectual property rights related to peptide nucleic acids, for approximately $37 million in cash during fiscal 2002. As a result of owning 100% of Boston Probes, we recorded goodwill of $22.7 million, other intangible assets of $21.8 million, and a charge to write-off the value of acquired IPR&D of $2.2 million. We were amortizing other intangible assets over their expected period of benefit, which was 7 years. During fiscal 2004, the Applied Biosystems group recorded an impairment charge related to these other intangible assets as discussed in Note 2. At the time of the acquisition, Boston Probes developed and commercialized products employing peptide nucleic acid probe technology and developed novel chemistry platforms based on its technology. The net assets and results of operations of Boston Probes have been allocated to the Applied Biosystems group.

Note 4—Income Taxes

Income (loss) before income taxes from continuing operations for fiscal 2002, 2003, and 2004 is summarized below:

(Dollar amounts in millions)	2002	2003	**2004**
United States	$(257.5)	$(147.0)	**$(142.4)**
Foreign	228.9	252.6	**271.9**
Total	$ (28.6)	$ 105.6	**$ 129.5**

Our provision for income taxes from continuing operations for fiscal 2002, 2003, and 2004 consisted of the following:

(Dollar amounts in millions)	2002	2003	**2004**
Currently Payable			
Domestic	$ 36.5	$ 15.0	**$ 20.8**
Foreign	23.0	30.1	**43.0**
Total currently payable	59.5	45.1	**63.8**
Deferred			
Domestic	(53.4)	(70.7)	**(39.9)**
Foreign	5.9	12.7	**(9.4)**
Total deferred	(47.5)	(58.0)	**(49.3)**
Total provision for income taxes	$ 12.0	$ (12.9)	**$ 14.5**

Significant components of deferred tax assets and liabilities at June 30, 2003 and 2004 are summarized below:

(Dollar amounts in millions)	2003	**2004**
Deferred Tax Assets		
Depreciation	$ —	**$ 6.3**
Inventories	11.3	**10.3**
Postretirement and postemployment benefits	74.4	**71.5**
Unrealized losses on investments	23.1	**9.7**
Other accruals	43.9	**17.7**
Tax credit and loss carryforwards	126.1	**133.1**
Capitalized R&D expense	189.2	**240.7**
Subtotal	468.0	**489.3**
Valuation allowance	(17.3)	**(20.9)**
Total deferred tax assets	450.7	**468.4**
Deferred Tax Liabilities		
Depreciation	16.0	
Other accruals	23.4	**14.0**
Intangible assets	11.2	**6.5**
Total deferred tax liabilities	50.6	**20.5**
Total deferred tax assets, net	$ 400.1	**$ 447.9**

A reconciliation of the federal statutory tax rate to Applera's, the Applied Biosystems group's and the Celera Genomics group's tax rate on continuing operations for fiscal 2002, 2003, and 2004 is set forth in the following table:

	Applied Biosystems Group			Celera Genomics Group			Consolidated		
(Dollar amounts in millions)	2002	2003	**2004**	2002	2003	**2004**	2002	2003	**2004**
Federal statutory rate	35%	35%	**35%**	35%	35%	**35%**	35%	35%	**35%**
Tax at federal statutory rate	$ 83.1	$ 83.6	**$ 83.9**	$(94.6)	$(47.0)	**$(38.7)**	$ (10.0)	$ 37.0	**$ 45.3**
State income taxes (net of federal benefit)	0.4	1.5	**0.5**	0.5	0.8	**0.3**	0.9	2.3	**0.8**
Effect on income taxes from foreign operations	3.0	(16.2)	**(13.3)**	0.1			3.1	(16.2)	**(13.3)**
Effect on income taxes from export operations	(10.0)	(5.4)	**1.3**				(10.0)	(5.4)	**1.3**
Goodwill and intangibles	1.1	0.4	**0.4**	38.0	(0.9)	**(0.9)**	39.1	(0.5)	**(0.5)**
R&D tax credit	(1.1)	0.6	**(7.5)**	(5.1)	(3.9)	**(10.1)**	(6.2)	(3.3)	**(17.6)**
Valuation allowance	(4.1)	(26.0)	**0.7**			**(4.0)**	(4.1)	(26.0)	**(3.3)**
Other	(3.4)	0.6	**1.5**	2.6	(1.4)	**0.3**	(0.8)	(0.8)	**1.8**
Total provision for income taxes from continuing operations	$ 69.0	$ 39.1	**$ 67.5**	$(58.5)	$(52.4)	**$(53.1)**	$ 12.0	$(12.9)	**$ 14.5**

At June 30, 2004, our worldwide valuation allowance of $20.9 million consisted of foreign tax loss and passive foreign tax credit carryforwards. The valuation allowance increased by $3.6 million in fiscal 2004. The change in the valuation allowance in fiscal 2004 reflected an increase of $12.0 million as a result of changes in our assessment of the realization of certain net operating loss carryforwards in various countries, primarily Germany, and a decrease of $8.4 million to reflect the implementation of various tax planning strategies to utilize tax loss carryforwards in various countries, primarily Japan. At June 30, 2003, our worldwide valuation allowance consisted of foreign tax loss and passive foreign tax credit carryforwards. A valuation allowance has been maintained on these carryforwards since we believe that we may not generate sufficient income, of the appropriate character, and in the particular jurisdictions, to realize the benefits before the carryforward periods expire.

We have domestic loss carryforwards as a result of various acquisitions of approximately $82.3 million that will expire between fiscal 2009 and 2021. The Internal Revenue Code has limited the amount of these net operating loss carryforwards that can be utilized annually to offset future taxable income as a result of these acquisitions. We also have domestic credit carryforwards of $86.7 million that expire between fiscal 2006 and 2024, and loss carryforwards of approximately $27.7 million in various foreign countries with varying expiration dates.

U.S. income taxes were not provided on approximately $569.3 million of net unremitted earnings from foreign subsidiaries. Substantially all of this amount represents earnings indefinitely reinvested as part of our ongoing business. It is not practicable to estimate the amount of taxes that might be payable on the eventual remittance of such earnings. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a U.S. tax liability, if any. However, if some portion of these earnings is remitted, we expect the effect of any remittance after considering available tax credits and amounts previously accrued not to be significant to the consolidated results of operations. These earnings include income from manufacturing operations in Singapore, which is tax-exempt through fiscal 2014.

Note 5—Retirement and Other Benefits

Pension Plans, Retiree Healthcare, and Life Insurance Benefits

We maintain or sponsor pension plans that cover a portion of our worldwide employees. Pension benefits earned are generally based on years of service and compensation during active employment. However, the level of benefits and terms of vesting may vary among plans. We determine the funding of the pension plans in accordance with statutory funding requirements.

Our domestic pension plan covers U.S. employees hired prior to July 1, 1999. The accrual of future service benefits for all participants terminated as of June 30, 2004. The effect of this termination is expected to decrease our pension expense by approximately $7 million in fiscal 2005. Benefits earned under the plan will be paid out under normal existing plan provisions.

Our postretirement benefit plan is unfunded and provides healthcare and life insurance benefits to domestic employees hired prior to January 1, 1993, who retire and satisfy certain service and age requirements. Generally, medical coverage pays a stated percentage of most medical expenses, and in some cases, participants pay a co-payment. Benefits are reduced for any deductible and for payments made by Medicare or other group coverage. We share the cost of providing these benefits with retirees.

Our fiscal 2004 postretirement benefit plan disclosures reflect the impact of the Medicare Act. See Recently Issued Accounting Standards in Note 1 for further information on the Medicare Act. We remeasured our postretirement benefit obligation as of July 1, 2003, which resulted in a reduction of approximately $9 million in our accumulated postretirement benefit obligation ("APBO"). The postretirement benefit obligation reflects that we will recognize the federal subsidy as an offset to plan costs and this amount has been included as an unrecognized gain to the plan at June 30, 2004. The impact of this remeasurement will be amortized over the average working life of our employees eligible for postretirement benefits beginning July 1, 2004. The remeasurement will result in a reduction of net postretirement benefit cost of approximately $1 million in fiscal 2005. The federal subsidy is expected to reduce our prescription drug plan costs by approximately $445 per eligible participant beginning in fiscal 2006, increasing with the assumed health cost trend rate after 2006.

We use a June 30 measurement date for the majority of our pension and postretirement benefit plans.

The following tables set forth the changes in the benefit obligations and the plan assets, the funded status of the plans, and the amounts recorded in our Consolidated Statements of Financial Position at June 30, 2003 and 2004:

	Pension		Postretirement	
(Dollar amounts in millions)	2003	**2004**	2003	**2004**
Change in Benefit Obligation				
Benefit obligation, beginning of year	$ 584.0	**$604.8**	$ 66.7	**$ 80.2**
Service cost	9.3	**10.1**	0.3	**0.3**
Interest cost	39.4	**36.3**	5.1	**4.7**
Participants' contributions	0.2	**0.3**		
Benefits paid	(33.6)	**(34.2)**	(7.1)	**(7.2)**
Actuarial (gain) loss	13.0	**(6.5)**	15.2	**(13.0)**
Variable annuity unit value change	(10.4)	**25.5**		
Additional foreign plans and other	0.6	**(0.7)**		
Foreign currency translation	2.3	**2.1**		
Benefit obligation	$ 604.8	**$637.7**	$ 80.2	**$ 65.0**
Change in Plan Assets				
Fair value of plan assets, beginning of year	$ 515.3	**$491.4**	$ —	**$ —**
Actual return on plan assets	(2.1)	**75.0**		
Participants' contributions	0.2	**0.3**		
Company contributions	8.4	**52.2**	7.1	**7.2**
Benefits paid	(32.0)	**(32.4)**	(7.1)	**(7.2)**
Additional foreign plans and other	0.1	**(0.7)**		
Foreign currency translation	1.5	**0.9**		
Fair value of plan assets	$ 491.4	**$586.7**	$ —	**$ —**
Funded Status Reconciliation				
Funded status	$(113.4)	**$ (51.0)**	$(80.2)	**$(65.0)**
Unrecognized prior service gain	(0.8)			
Unrecognized transition asset	0.7	**0.7**		
Unrecognized (gains) losses	136.8	**114.8**	3.7	**(9.3)**
Net amount recognized	$ 23.3	**$ 64.5**	$(76.5)	**$(74.3)**
Amounts Recognized in the Consolidated Statements of Financial Position				
Prepaid benefit cost	$ 0.9	**$ 1.0**	$ —	**$ —**
Accrued benefit liability	(105.2)	**(50.8)**	(76.5)	**(74.3)**
Intangible asset	1.0	**1.2**		
Minimum pension liability adjustment	126.6	**113.1**		
Net amount recognized	$ 23.3	**$ 64.5**	$(76.5)	**$(74.3)**
Supplemental Information				
Accumulated Benefit Obligation	$ 593.6	**$632.0**	$ 80.2	**$ 65.0**
Selected Information for Plans with Accumulated Benefit Obligations in Excess of Plan Assets				
Accumulated benefit obligation	$ 585.6	**$623.3**	$ 80.2	**$ 65.0**
Projected benefit obligation	594.8	**625.9**	80.2	**65.0**
Fair value of plan assets	479.9	**574.2**		

A minimum pension liability adjustment is required when the actuarial present value of accumulated plan benefits exceeds plan assets and accrued pension liabilities.

The components of net pension and postretirement benefit expenses for fiscal 2002, 2003, and 2004 are set forth in the following table:

(Dollar amounts in millions)	2002	2003	2004
Pension			
Service cost	$ 10.0	$ 9.3	**$ 10.1**
Interest cost	42.4	39.4	**36.3**
Expected return on plan assets	(44.2)	(40.1)	**(37.3)**
Amortization of transition asset	0.4		**0.2**
Amortization of prior service cost	(0.5)	(0.6)	**(0.1)**
Amortization of losses	0.5	1.1	**4.7**
Net periodic expense	$ 8.6	$ 9.1	**$ 13.9**
Postretirement Benefit			
Service cost	$ 0.2	$ 0.3	**$ 0.3**
Interest cost	4.8	5.1	**4.7**
Amortization of gains	(1.0)		
Net periodic expense	$ 4.0	$ 5.4	**$ 5.0**

The following actuarial assumptions were used for the pension and postretirement plans:

	2002	2003	2004
Domestic Plans			
Discount rate used to determine benefit obligation	7¼%	6¼%	**6½%**
Discount rate used to determine net benefit cost	7½%	7¼%	**6¼%**
Compensation increase	5%	4%	**4%**
Expected rate of return*	7½ – 9¼%	7¼ – 9%	**6¼ – 8½%**
Foreign Plans			
Discount rate used to determine benefit obligation	2½ – 5¾%	1½ – 5¼%	**2 – 5¼%**
Discount rate used to determine net benefit cost	3 – 5½%	2½ – 5¾%	**1½ – 5¼%**
Compensation increase	2 – 5%	1¼ – 3½%	**1 – 3½%**
Expected rate of return	2 – 6½%	2 – 5⅛%	**1 – 4%**

* 6½ – 8½% for fiscal 2005.

Our estimated future employer contributions and expected benefit payments at June 30, 2004 are as follows:

(Dollar amounts in millions)	Pension	Postretirement
Employer Contributions		
2005	**$ 1.0**	**$ 7.1**
Expected Benefit Payments		
2005	**$ 33.6**	**$ 7.1**
2006	**34.2**	**6.8**
2007	**34.7**	**6.4**
2008	**35.8**	**6.3**
2009	**36.5**	**6.1**
2010 and thereafter	**272.3**	**28.2**

Based on the level of our contributions to the U.S. pension plan during fiscal 2004, we do not expect to have to fund our U.S. pension plan in fiscal 2005 in order to meet minimum statutory funding requirements.

Our domestic pension plan weighted-average target range for fiscal 2004 and actual domestic pension plan asset allocation at June 30, 2004 and 2003 are as follows:

	Target Range	Percentage of Plan Assets	
	2004	**2004**	2003
Equity securities	**48 – 68%**	**60%**	65%
Fixed income securities	**32 – 52%**	**33%**	32%
Other	**0 – 10%**	**7%**	3%
Total		**100%**	100%

At June 30, 2004, our domestic pension plan included a $28.5 million investment in a hedge fund-of-funds investment. This fund invests in multiple long-short market neutral equity funds, with a goal of achieving a desired rate of return with low volatility. The fund's use of more than a dozen market neutral hedge funds allows for greater manager diversification and risk control.

The assets for our foreign pension plans are primarily invested in insurance contracts. The local governments generally direct the investments for these foreign plans.

Our asset investment strategy goal for the domestic pension plan is to achieve a long-term targeted rate of return, consistent with the ongoing nature of the plan's liabilities. The plan's assets are invested so that the total portfolio risk exposure and risk-adjusted returns meet the plan's long-term total return goal. Trustees administer our pension plan assets and investment responsibility for the assets is assigned to outside investment managers. The plan's investment policy prohibits the use of derivatives for speculative purposes. The assets of the plan are periodically rebalanced to remain within the desired target allocations.

The expected rate of return on assets is determined based on the historical results of the portfolio, the expected investment mix of the plans' assets, and estimates of future long-term investment returns, and takes into consideration external actuarial advice.

For postretirement benefits measurement purposes, a 10% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for plan year 2005, gradually reducing to 5.5% in 2013 and thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(Dollar amounts in millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on the total of service and interest cost components	**$0.4**	**$(0.4)**
Effect on postretirement benefit obligation	**$5.8**	**$(5.0)**

Savings Plans

We provide a 401(k) savings plan for domestic employees with automatic Company contributions of 2% of eligible compensation and a dollar-for-dollar matching contribution of up to 4% of eligible compensation. Employees not eligible for the employee pension plan received an extra 2% Company contribution in addition to the automatic 2% Company contribution through June 30, 2004, while pension plan participants continue to receive the automatic 2% contribution. Commencing in fiscal 2005, the additional automatic 2% Company contribution will cease and Company contributions will increase to up to 6% of eligible compensation with dollar-for dollar matching for savings plan participants. Our contributions to this plan were $19.3 million for fiscal 2002, $20.8 million for fiscal 2003, and $21.0 million for fiscal 2004. We recorded expenses for foreign defined contribution plans of $2.0 million in fiscal 2002, $2.4 million in fiscal 2003, and $2.2 million in fiscal 2004.

Postemployment Benefits

We provide certain postemployment benefits to eligible employees, which generally include severance and outplacement costs, disability, and medical-related costs paid after employment but before retirement.

Note 6—Stockholders' Equity

Capital Stock

We have two classes of common stock: Applera–Applied Biosystems stock and Applera–Celera stock. Applera–Applied Biosystems stock is intended to reflect the relative performance of the Applied Biosystems group, and Applera–Celera stock is intended to reflect the relative performance of the Celera Genomics group. Holders of Applera–Applied Biosystems stock and holders of Applera–Celera stock are stockholders of Applera. The groups are not separate legal entities and holders of these stocks are stockholders of a single company, Applera. As a result, our stockholders are subject to all of the risks associated with an investment in Applera and all of its businesses, assets, and liabilities.

At June 30, 2003 and 2004, we had one billion authorized shares of a class of common stock designated as Applera Corporation–Applied Biosystems Group Common Stock, 225 million authorized shares of a class of common stock designated as Applera Corporation–Celera Genomics Group Common Stock, and 10 million authorized shares of preferred stock. Of the 10 million authorized shares of preferred stock, we previously designated 80,000 shares of two series of participating junior preferred stock in connection with our Stockholder Protection Rights Agreement described below.

Treasury Stock

We have in the past, and may in the future, repurchase shares of our Applera–Applied Biosystems stock or Applera–Celera stock. During the first quarter of fiscal 2004, our board of directors authorized the repurchase of up to $200 million of Applera–Applied Biosystems stock. Additionally, during the fourth quarter of fiscal 2004, our board of directors authorized the repurchase of up to an additional $100 million of Applera–Applied Biosystems stock. Repurchases may also be made under standing resolutions of our board of directors to replenish shares issued under our various stock plans. These resolutions, which have no time restrictions, delegate authority to management to purchase shares from time to time at price levels it deems appropriate through open market or negotiated purchases.

The following table provides transactions relating to our common stocks:

(Shares in millions)	Applera — Applied Biosystems Stock		Applera — Celera Stock	
	Issued Shares	Treasury Stock Shares	Issued Shares	Treasury Stock Shares
Balance at June 30, 2002	212.8	3.7	71.0	
Purchases of shares for treasury stock		1.1		
Issuances of shares under stock plans		(1.2)	1.3	
Balance at June 30, 2003	212.8	3.6	72.3	
Purchases of shares for treasury stock		**15.4**		
Issuances of shares under stock plans	**0.2**	**(1.7)**	**0.8**	
Balance at June 30, 2004	**213.0**	**17.3**	**73.1**	

Stock Purchase Warrants

At June 30, 2003, we had approximately 226,000 warrants outstanding at an exercise price of $12.66. We assumed these warrants in connection with our acquisition of PerSeptive Biosystems, Inc. in fiscal 1998. These warrants expired in September 2003.

At June 30, 2004, we had approximately 262,000 warrants outstanding with exercise prices ranging from $29.96 to $93.63. We assumed these warrants in connection with our acquisition of Axys in fiscal 2002 and each warrant is convertible into one share of Applera–Celera stock. These warrants have a weighted average exercise price of $72.27 per share and expire at various dates during fiscal 2005.

Stockholder Protection Rights Agreement

In connection with our recapitalization, we adopted a Stockholder Protection Rights Agreement (the "Rights Agreement") to protect stockholders against abusive takeover tactics. Under the Rights Agreement, we will issue one right for every four shares of Applera–Applied Biosystems stock (an "Applera–Applied Biosystems Right"), which will allow holders to purchase one-thousandth of a share of our Series A participating junior preferred stock at a purchase price of $425, subject to adjustment (the "Series A Purchase Price"), and one right for every two shares of Applera–Celera stock (an "Applera–Celera Right"), which will allow holders to purchase one-thousandth of a share of our Series B participating junior preferred stock at a purchase price of $125, subject to adjustment (the "Series B Purchase Price").

An Applera–Applied Biosystems Right or an Applera–Celera Right will be exercisable only if a person or group ("Acquiring Person"): (a) acquires 15% or more of the shares of Applera–Applied Biosystems stock then outstanding or 15% or more of the shares of Applera–Celera stock then outstanding or (b) commences a tender offer that would result in such person or group owning such number of shares.

If any person or group becomes an Acquiring Person, each Applera–Applied Biosystems Right and each Applera–Celera Right will entitle its holder to purchase, for the Series A Purchase Price or the Series B Purchase Price, as applicable, a number of shares of the related class of our common stock having a market value equal to twice such purchase price.

If following the time a person or group becomes an Acquiring Person, we are acquired in a merger or other business combination transaction and we are not the surviving corporation; any person consolidates or merges with us and all or part of the common stock is converted or exchanged for securities, cash, or property of any other person; or 50% or more of our assets or earnings power is sold or transferred, each Applera–Applied Biosystems Right and each Applera–Celera Right will entitle its holder to purchase, for the Series A Purchase Price or Series B Purchase Price, as applicable, a number of shares of common stock of the surviving entity in any such merger, consolidation, or business combination or the purchaser in any such sale or transfer having a market value equal to twice the Series A Purchase Price or Series B Purchase Price.

The rights are redeemable at our option at one cent per right prior to a person or group becoming an Acquiring Person.

Note 7—Stock Plans

Stock Option Plans

Under our stock option plans, we grant stock options to employees that allow them to purchase shares of our classes of common stock. In addition, members of our board of directors receive stock options for their service on our board. Generally, we issue stock options at their fair market value at the date of grant. Most options vest equally over a four-year service period and expire ten years from the grant date. At June 30, 2004, 41.6 million shares of Applera–Applied Biosystems stock and 18.7 million shares of Applera–Celera stock were authorized for grant of options. In addition, in connection with the acquisition of Axys in fiscal 2002, 500,000 shares of Applera–Celera stock were available at June 30, 2004 for potential future issuance under the Axys Pharmaceuticals, Inc. 1997 Equity Incentive Plan. The summary below describes our stock option plans.

1999 Stock Incentive Plans

Our stockholders first approved the Applera Corporation/ Applied Biosystems Group 1999 Stock Incentive Plan (the "Applera–Applied Biosystems Group Plan") and the Applera Corporation/Celera Genomics Group 1999 Stock Incentive Plan (the "Applera–Celera Group Plan") in April 1999. The Applera–Applied Biosystems Group Plan authorizes grants of Applera–Applied Biosystems stock options, stock awards, and performance shares. The Applera–Celera Group Plan authorizes grants of Applera–Celera stock options, stock awards, and performance shares. Directors, officers, and key employees with responsibilities involving both the Applied Biosystems group and the Celera Genomics group may be granted awards under both incentive plans in a manner which reflects their responsibilities. Our board of directors believes that granting awards tied to the performance of the group in which the participants work and, in certain cases the other group, is in the best interests of both the Company and its stockholders.

Employee Stock Purchase Plans

Our employee stock purchase plans offer U.S. and some non-U.S. employees the right to purchase shares of Applera–Applied Biosystems stock and/or Applera–Celera stock. Employees are eligible to participate through payroll deductions of up to 10% of their compensation. In the U.S., shares are purchased at 85% of the lower of the average market price at the beginning or the end of each three-month offering period. Provisions of the plan for employees in countries outside the U.S. vary according to local practice and regulations. The following table presents shares issued under the employee stock purchase plans:

For the years ended June 30,	2002	2003	**2004**
Applera–Applied Biosystems stock	451,000	504,000	**432,000**
Applera–Celera stock	443,000	525,000	**372,000**

Director Stock Purchase and Deferred Compensation Plan

We have a Director Stock Purchase and Deferred Compensation Plan that requires our non-employee directors to apply at least 50% of their retainer and other board fees to the purchase of common stock. Purchases of Applera–Applied Biosystems stock and Applera–Celera stock are made in a ratio approximately equal to the number of shares of Applera–Applied Biosystems stock and Applera–Celera stock outstanding. The purchase price is the fair market value on the date of purchase. At June 30, 2004, we had approximately 319,000 shares of Applera–Applied Biosystems stock and approximately 79,000 shares of Applera–Celera stock available for issuance under this plan.

Restricted Stock

As part of our stock incentive plans, employees may be, and non-employee directors have been, granted shares of restricted stock that vest when certain continuous employment/service restrictions and/or specified performance goals are achieved.

The fair value of shares granted is generally expensed over the restricted periods. The periods may vary depending on the estimated achievement of performance goals. The following table presents information regarding our restricted stock:

(Dollar amounts in millions) For the years ended June 30,	2002	2003	**2004**
Shares granted			
Applera–Applied Biosystems stock	31,000	4,000	**272,000**
Applera–Celera stock	92,000	21,000	**82,000**
Compensation expense	$ 4.6	$ 4.8	**$ 3.2**
Unearned compensation	$ 14.8	$ 1.8	**$ 5.4**

We record unearned compensation in capital in excess of par value within stockholders' equity.

Performance Unit Bonus Plan

We adopted a Performance Unit Bonus Plan in fiscal 1997. This plan authorizes a performance unit bonus pool that is tied to the grant of corresponding options under our Applera–Applied Biosystems Group Plan and our Applera–Celera Group Plan. Performance units granted under the plan represent the right to receive a cash payment from us at a specified date in the future. The plan was amended during fiscal 2004 to eliminate the issuance of stock as a form of payment. The amount of the payment for each grant is determined on the date of grant. Performance units can be granted in relation to either or both classes of our common stock. The performance units vest when the applicable class or classes of common stock reach and maintain specified price levels, based on their moving average price, for a specified period.

We granted seven series of performance units in fiscal 2002 and four series of performance units in fiscal 2003. We did not grant any performance units in fiscal 2004. Accordingly, we recognized compensation expense of $0.9 million in fiscal 2002, $1.6 million in fiscal 2003, and $1.8 million in fiscal 2004.

Stock Option Activity

Transactions relating to our stock option plans follow:

	Applera–Applied Biosystems Stock	
	Number of Options	Weighted Average Exercise Price
Fiscal 2002		
Outstanding at June 30, 2001	27,921,748	$42.61
Granted	9,170,325	$21.72
Exercised	1,133,789	$11.44
Cancelled	1,917,820	$53.65
Outstanding at June 30, 2002	34,040,464	$37.40
Exercisable at June 30, 2002	14,142,628	$36.41
Fiscal 2003		
Granted	9,043,630	$16.02
Exercised	815,865	$11.51
Cancelled	3,225,690	$40.67
Outstanding at June 30, 2003	39,042,539	$32.69
Exercisable at June 30, 2003	19,497,929	$39.80
Fiscal 2004		
Granted	**5,223,048**	**$19.37**
Exercised	**1,268,475**	**$12.83**
Cancelled	**3,561,123**	**$37.46**
Outstanding at June 30, 2004	**39,435,989**	**$31.14**
Exercisable at June 30, 2004	**22,777,266**	**$39.25**

	Applera–Celera Stock	
	Number of Options	Weighted Average Exercise Price
Fiscal 2002		
Outstanding at June 30, 2001	13,112,236	$25.69
Granted	3,479,808	$19.74
Exercised	3,320,895	$ 8.62
Cancelled	1,975,306	$48.86
Outstanding at June 30, 2002	11,295,843	$25.40
Exercisable at June 30, 2002	5,451,116	$21.55
Fiscal 2003		
Granted	2,163,459	$ 9.27
Exercised	820,772	$ 7.44
Cancelled	2,106,994	$33.54
Outstanding at June 30, 2003	10,531,536	$21.88
Exercisable at June 30, 2003	5,861,305	$23.04
Fiscal 2004		
Granted	**1,681,327**	**$10.66**
Exercised	**392,355**	**$ 5.95**
Cancelled	**734,793**	**$31.67**
Outstanding at June 30, 2004	**11,085,715**	**$19.90**
Exercisable at June 30, 2004	**6,674,768**	**$23.90**

In connection with the acquisition of Axys in fiscal 2002, we assumed Axys' stock option plans. Options granted to Axys employees and directors prior to the acquisition of Axys that we assumed on the acquisition date have been included in the Applera–Celera stock options granted amount for fiscal 2002.

The following tables summarize information regarding options outstanding and exercisable at June 30, 2004:

		Weighted Average	
(Option prices per share)	Number of Options	Exercise Price	Contractual Life Remaining in Years
Applera-Applied Biosystems Stock			
Options Outstanding			
At $ 1.82 – $ 16.00	**9,359,105**	**$14.68**	**7.4**
At $16.01 – $ 20.50	**7,815,399**	**$19.05**	**7.7**
At $20.51 – $ 27.00	**11,683,869**	**$22.91**	**7.2**
At $27.01 – $110.00	**10,577,616**	**$63.77**	**5.4**
Options Exercisable			
At $ 1.82 – $ 16.00	**3,500,430**	**$14.40**	
At $16.01 – $ 20.50	**2,680,935**	**$17.10**	
At $20.51 – $ 27.00	**6,600,662**	**$23.35**	
At $27.01 – $109.00	**9,995,239**	**$64.40**	
Applera-Celera Stock			
Options Outstanding			
At $ 0.74 – $ 9.00	**3,191,650**	**$ 7.52**	**4.3**
At $ 9.01 – $ 15.00	**3,977,350**	**$10.19**	**8.5**
At $15.01 – $ 20.00	**1,519,674**	**$18.80**	**7.5**
At $20.01 – $135.00	**2,397,041**	**$53.19**	**6.2**
Options Exercisable			
At $ 0.74 – $ 9.00	**3,025,562**	**$ 7.84**	
At $ 9.01 – $ 15.00	**1,012,161**	**$10.09**	
At $15.01 – $ 20.00	**719,802**	**$18.94**	
At $20.01 – $133.00	**1,917,243**	**$58.40**	

Pro Forma Disclosure

See Note 1 for the pro forma disclosures of income from continuing operations and earnings per share required under SFAS No. 123.

Note 8—Additional Information

Selected Accounts

The following table provides the major components of selected accounts of the Consolidated Statements of Financial Position at June 30:

(Dollar amounts in millions)	2003	2004
Other Long-Term Assets		
Equity investments	$ 80.5	**$ 38.3**
Goodwill	39.4	**39.4**
Noncurrent deferred tax asset, net	406.4	**444.1**
Other	131.2	**81.6**
Total other long-term assets	$657.5	**$603.4**
Other Accrued Expenses		
Deferred revenues	$105.5	**$101.0**
Foreign currency hedge contracts	18.6	**11.3**
Other	157.3	**160.1**
Total other accrued expenses	$281.4	**$272.4**
Other Long-Term Liabilities		
Accrued postretirement benefits	$ 73.3	**$ 69.1**
Accrued pension benefits	91.7	**50.9**
Other	121.8	**75.0**
Total other long-term liabilities	$286.8	**$195.0**

Equity investments consist of common stock in publicly-traded companies and common stock and preferred stock in privately-held companies. Included in equity investments are minority equity interests of $44.4 million in fiscal 2003 and $16.2 million in fiscal 2004. We recorded unrealized gains of $25.5 million and unrealized losses of $1.3 million at June 30, 2003, and unrealized gains of $11.7 million at June 30, 2004, on publicly-traded companies. During fiscal 2004, the Applied Biosystems group recorded gains of $11.2 million related primarily to the sales of minority equity investments and the Celera Genomics group recorded gains of $24.3 million related primarily to the sale of its DPI investment. These investment sales resulted from management's decision to liquidate non-strategic investments.

Assets Held for Sale

During the third quarter of fiscal 2004, the Applied Biosystems group decided to pursue the sale of certain nonstrategic assets. As a result of this decision, we reclassified $19.5 million of assets into assets held for sale within prepaid expenses and other current assets at March 31, 2004. The reclassified assets consisted of $16.6 million of property, plant, and equipment, net and $2.9 million of net inventory. During the fourth quarter of fiscal 2004, the Applied Biosystems group revised its assessment and decided to no longer pursue the sale of these assets. As a result, we included these assets as part of operations at June 30, 2004.

During the fourth quarter of fiscal 2004, the Celera Genomics group decided to pursue the sale of its Rockville, MD facility. As a result of this decision, we have reclassified $40.3 million of assets into assets held for sale within prepaid expenses and other currents assets. The reclassified assets consist of property, plant and equipment. The sale of this facility is expected to occur during the next twelve months.

In connection with the decision to sell the Rockville facility, the Celera Genomics group recorded a pre-tax impairment charge of $18.1 million during the fourth quarter of fiscal 2004. This charge represents the write-down of the carrying amount of the facility to its current estimated market value less estimated costs to sell (see Note 2).

Other Income (Expense), Net

The following table provides the major components of other income (expense), net in the Consolidated Statements of Operations for the years ended June 30:

(Dollar amounts in millions)	2002	2003	2004
DPI equity investment loss	$(0.8)	$(17.7)	**$ 0.6**
Other equity investment losses	(4.0)	(1.2)	**(1.0)**
Foreign currency gains (losses) associated with our foreign currency risk management program	0.7	3.0	**(0.6)**
Other	(1.0)	3.6	**3.4**
Total other income (expense), net	$(5.1)	$(12.3)	**$ 2.4**

In fiscal 2003, as part of our DPI equity investment loss, we recorded an impairment charge of $15.1 million. See Note 1 for more information.

Note 9—Debt and Lines of Credit

Short-term debt and long-term debt at June 30, 2003 and 2004 are summarized as follows:

(Dollar amounts in millions)	2003	2004
Short-Term Debt		
Current portion of long-term debt	$ —	**$ 6.1**
Total short-term debt	$ —	**$ 6.1**
Long-Term Debt		
Other debt	$ 17.1	**$ —**
Total long-term debt	$ 17.1	**$ —**

The weighted average interest rate for the current portion of long-term debt was 8% at June 30, 2004.

In connection with the acquisition of Axys, we assumed $26.0 million of 8% senior secured convertible notes. Interest is payable quarterly and the principal is payable at maturity as a lump sum. Holders of notes having an aggregate principal amount of $10 million exercised their right following the acquisition to require us to repurchase such notes, which we did in January 2002. During fiscal 2003, we purchased $18.1 million of non-callable U.S. government obligations and substituted these government obligations for our shares of DPI common stock that originally collateralized the notes. The government obligations are required to be held in a trust and the proceeds from the maturation of, and interest payments on, these obligations will fund the interest and principal payments under the notes. During fiscal 2004, we repurchased $10.0 million in principal amount of the outstanding notes. The remaining notes, which mature on October 1, 2004, are convertible at any time into 115,163 shares of Applera–Celera stock at a conversion price of $52.10 per share.

We maintain a $50 million revolving credit agreement with three banks that expires on April 20, 2005. We intend to renew this agreement prior to expiration. Commitment and facility fees are based on public debt ratings, or net worth and leverage ratios. Interest rates on amounts borrowed vary depending on whether borrowings are undertaken in the domestic or eurodollar markets. There were no outstanding borrowings under the facility at June 30, 2003 or 2004.

Under various debt and credit agreements, we are required to maintain certain minimum net worth and leverage ratios. We were in compliance with all such covenants as of June 30, 2004.

Note 10—Commitments, Contingencies, and Guarantees

Future minimum payments at June 30, 2004 under non-cancelable operating leases for real estate and equipment were as follows:

(Dollar amounts in millions)

2005	**$ 43.7**
2006	**29.5**
2007	**19.0**
2008	**14.1**
2009	**12.8**
2010 and thereafter	**38.1**
Total	**$157.2**

We recorded rental expense of $68.2 million for fiscal 2002, $67.7 million for fiscal 2003, and $64.2 million for fiscal 2004.

Guarantees

There are three types of guarantees related to our business activities that are included in the scope of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of Statement of Financial Accounting Standards Nos. 5, 57, and 107 and rescission of FIN 34": leases with recourse provisions; the guarantee of pension benefits for a divested business; and product warranties. See Note 1 for more information on product warranties.

Leases

We provide lease-financing options to our customers through third party financing companies. For certain leases, the financing companies have recourse to us for any unpaid principal balance upon default by the customer. The leases typically have terms of two to three years and are secured by the underlying instrument. In the event of default by a customer, we would repossess the underlying instrument. We record revenues from such transactions upon the shipment of products and maintain a reserve for estimated losses on all lease transactions with recourse provisions based on historical default rates and current economic conditions. At June 30, 2004, the financing companies' outstanding balance of lease receivables with recourse to us was $8.4 million. We believe that we could recover the entire balance from the resale of the underlying instruments in the event of default by all customers.

Pension Benefits

As part of the divestiture of our Analytical Instruments business in fiscal 1999, the pension benefits for employees of a former German subsidiary are being paid by the purchaser of the Analytical Instruments business. However, we have guaranteed payment of these pension benefits should the purchaser fail to do so, as these benefits were not transferable to the buyer under German law. The guaranteed payment obligation, which approximated $50 million at June 30, 2004, is not expected to have a material adverse effect on our consolidated financial position.

Litigation

We are involved in various legal proceedings from time to time, including actions with respect to commercial, intellectual property, antitrust, environmental, securities, and employment matters. We believe that we have meritorious defenses against the claims currently asserted against us and intend to defend them vigorously. The following is a description of some claims we are currently defending.

Applera and some of its officers were served in five lawsuits between April and May, 2000, purportedly on behalf of purchasers of Applera–Celera stock in our follow-on public offering of Applera–Celera stock completed on March 6, 2000. In the offering, we sold an aggregate of approximately 4.4 million shares of Applera–Celera stock at a public offering price of $225 per share. All of these lawsuits have been consolidated into a single case and are pending in the U.S. District Court for the District of Connecticut, and an amended consolidated complaint was filed on August 21, 2001. The consolidated complaint generally alleges that the prospectus used in connection with the offering was inaccurate or misleading because it failed to adequately disclose the alleged opposition of the Human Genome Project and two of its supporters, the governments of the U.S. and the U.K., to providing patent protection to our genomic-based products. Although the Celera Genomics group has never sought, or intended to seek, a patent on the basic human genome sequence data, the complaint also alleges that we did not adequately disclose the risk that the Celera Genomics group would not be able to patent this data. The consolidated complaint seeks monetary damages, rescission, costs and expenses, and other relief as the court deems proper.

We are involved in several litigation matters with MJ Research, Inc., which commenced with our filing claims against MJ Research based on its alleged infringement of some polymerase chain reaction, or PCR, patents. In response to our claims, MJ Research filed counterclaims including, among others, allegations that we have licensed and enforced these patents through anticompetitive conduct in violation of federal and state antitrust laws, and MJ Research is seeking injunctive relief, monetary damages, costs and expenses, and other relief. A trial on these matters commenced in March 2004. The court elected to hold the trial in two phases: a patent phase and an antitrust phase. In the patent phase, which has concluded, the jury found that MJ Research infringed U.S. Patent Nos. 4,683,195, 4,683,202 and 4,965,188 (each relates to PCR process technology) and U.S. Patent Nos. 5,656,493, 5,333,675 and 5,475,610 (each relates to thermal cycler instrument technology). The jury found the infringement of the '195, '202, '188 and '493 patents to be willful. In addition to direct infringement by MJ Research of the '610 and '675 patents, the jury found that MJ Research induced its customers to infringe all of the patents and contributed to infringement by its customers of the '610 and '675 patents. In April 2004, the jury awarded damages to us and Roche Molecular Systems, also a party to the litigation, in the amount of $19.8 million. We intend to seek, with Roche Molecular Systems, an enhancement of damages, including legal fees, since several infringements were found to be willful. Additionally, we intend to seek an injunction against MJ Research, which filed for bankruptcy court protection on March 29, 2004. The antitrust phase of the trial has not yet commenced.

Subsequent to the filing of our claims against MJ Research which are described in the preceding paragraph, on September 21, 2000, MJ Research filed an action against us in the U.S. District Court for the District of Columbia. This complaint is based on the allegation that the patents underlying our DNA sequencing instruments were improperly obtained because one of the alleged inventors, whose work was funded in part by the U.S. government, was knowingly omitted from the patent applications. Our patents at issue are U.S. Patent Nos. 5,171,534, entitled "Automated DNA Sequencing Technique," 5,821,058, entitled "Automated DNA Sequencing Technique," 6,200,748, entitled "Tagged Extendable Primers and Extension Products," and 4,811,218, entitled "Real Time Scanning Electrophoresis Apparatus for DNA Sequencing." The complaint asserts violations of the federal False Claims Act and the federal Bayh Dole Act, invalidity and unenforceability of the patents at issue, patent infringement, and various other civil claims against us. MJ Research is seeking monetary damages, costs and expenses, injunctive relief, transfer of ownership of the patents in dispute, and other relief as the court deems proper. MJ Research claims to be suing in the name of the U.S. government although the government has to date declined to participate in the suit. On October 9, 2003, the case against us was dismissed but MJ Research has filed an appeal.

Promega Corporation filed a patent infringement action against Lifecodes Corporation, Cellmark Diagnostics, Genomics International Corporation, and us in the U.S. District Court for the Western District of Wisconsin on April 24, 2001. The complaint alleges that the defendants are infringing Promega's U.S. Patent Nos. 6,221,598 and 5,843,660, both entitled "Multiplex Amplification of Short Tandem Repeat Loci," due to the defendants' sale of forensic identification and paternity testing kits. Promega is seeking monetary damages, costs and expenses, injunctive relief, and other relief as the court deems proper. The defendants answered the complaint on July 9, 2001, and we asserted counterclaims alleging that Promega is infringing our U.S. Patent No. 6,200,748, entitled "Tagged Extendable Primers and Extension Products," due to Promega's sale of forensic identification and paternity testing kits. As a result of settlement negotiations, the case was dismissed without prejudice on October 29, 2002, but could be re-filed against us if settlement negotiations are not successful.

Beckman Coulter, Inc. filed a patent infringement action against us in the U.S. District Court for the Central District of California on July 3, 2002. The complaint alleges that we are infringing Beckman Coulter's U.S. Patent Nos. RE 37,606 and 5,421,980, both entitled "Capillary Electrophoresis Using Replaceable Gels," and U.S. Patent No. 5,552,580, entitled "Heated Cover Device." The allegedly infringing products are the Applied Biosystems group's capillary electrophoresis sequencing and genetic analysis instruments, and PCR and real-time PCR systems. Since Beckman Coulter filed this claim, U.S. Patent No. 5,421,980 has been reissued as U.S. Patent No. RE 37,941, entitled "Capillary Electrophoresis Using Replaceable Gels." On January 13, 2003, the court permitted Beckman Coulter to make a corresponding amendment to its complaint. Beckman Coulter is seeking monetary damages, costs and expenses, injunctive relief, and other relief as the court deems proper. On February 10, 2003, we filed our answer to Beckman Coulter's allegations, and counterclaimed for declaratory relief that the Beckman Coulter patents underlying Beckman Coulter's claim are invalid, unenforceable, and not infringed. We are seeking dismissal of Beckman Coulter's complaint, costs and expenses, declaratory and injunctive relief, and other relief as the court deems proper.

Henry Huang (an individual) filed an action against us and the Applied Biosystems group and the other parties described below in the U.S. District Court for the Central District of California on February 19, 2003. Mr. Huang's complaint seeks to change inventorship of the patents described below, and claims breach of contract, fraud, conversion, and unjust enrichment. The complaint relates to U.S. Patent Nos. 5,171,534, entitled "Automated DNA Sequencing Technique," 5,821,058, entitled "Automated DNA Sequencing Technique," 6,200,748, entitled "Tagged Extendable Primers and Extension Products," and 4,811,218, entitled "Real Time Scanning Electrophoresis Apparatus for DNA Sequencing." U.S. Patent Nos. 5,171,534, 5,821,058, and 6,200,748 are assigned to the California Institute of Technology and licensed by the Applied Biosystems group. U.S. Patent No. 4,811,218 is assigned to the Applied Biosystems group. Also named in the complaint are the California Institute of Technology, Lloyd Smith, Leroy Hood, Michael Hunkapiller, Timothy Hunkapiller, Charles Connell, John Lytle, William Mordan, and John Bridgham. Lloyd Smith, Leroy Hood, Michael Hunkapiller, Timothy Hunkapiller, and Charles Connell are the inventors named on

U.S. Patent Nos. 5,171,534, 5,821,058, and 6,200,748. Michael Hunkapiller, Charles Connell, John Lytle, William Mordan, and John Bridgham are the inventors named on U.S. Patent No. 4,811,218. The issues involved in this litigation are related to the issues in the MJ Research, Inc. litigation that was filed September 21, 2000, which is described above. Mr. Huang is alleging that he is the sole inventor on U.S. Patent Nos. 5,171,534, 5,821,058, 6,200,748, and 4,811,218. He is seeking to substitute himself for the named inventors on the relevant patents, and to have himself named as the sole assignee of the patents, and is also seeking monetary damages, costs, expenses, and other relief as the court deems proper. A trial was completed on December 22, 2003, and on February 18, 2004, the judge issued a decision in our favor finding that Mr. Huang was not an inventor of the patents at issue. Mr. Huang had appealed the decision, but on July 22, 2004, he filed a stipulation with the court withdrawing his appeal, resulting in the termination of this litigation.

Genetic Technologies Limited filed a patent infringement action against us in the U.S. District Court for the Northern District of California on March 26, 2003. They filed an amended complaint against us on August 12, 2003. The amended complaint alleges that we are infringing U.S. Patent No. 5,612,179, entitled "Intron Sequence Analysis Method for Detection of Adjacent and Remote Locus Alleles as Haplotypes," and U.S. Patent No. 5,851,762, entitled "Genomic Mapping Method by Direct Haplotyping Using Intron Sequence Analysis." The allegedly infringing products are cystic fibrosis reagent kits, TaqMan® genotyping and gene expression assay products for non-coding regions, TaqMan genotyping and gene expression assay services for non-coding regions, and the CDS. The complaint also alleges that haplotyping analysis performed by our businesses infringes the patents identified above. Genetic Technologies Limited is seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper.

On-Line Technologies, Inc. (since acquired by MKS Instruments, Inc.) filed claims for patent infringement, trade secret misappropriation, fraud, breach of contract and unfair trade practices against PerkinElmer, Inc., Sick UPA, GmbH, and us in the U.S. District Court for the District of Connecticut on or about November 3, 1999. The complaint alleged that products called the Spectrum One and the MCS100E manufactured by former divisions of the Applied Biosystems group, which divisions were sold to the co-defendants in this case, were based on allegedly proprietary information belonging to On-Line Technologies and that the MCS100E infringed U.S. Patent No. 5,440,143. On-Line Technologies sought monetary damages, costs, expenses, injunctive relief, and other relief. On April 2, 2003, the U.S. District Court for the District of Connecticut granted our summary judgment motion and dismissed all claims brought by On-Line Technologies, Inc., though On-Line Technologies has filed an appeal with the U.S. Court of Appeals for the Federal Circuit seeking reinstatement of its claims.

We filed claims against Roche Molecular Systems, Inc., Hoffmann-La Roche, Inc., Roche Probe, Inc., F. Hoffmann-La Roche Ltd., and other potential defendants affiliated with the named defendants ("Roche") in California Superior Court on October 9, 2003. Our complaint asserts, among other things, breach of contract and other contract claims against the defendants arising from agreements relating to polymerase chain reaction, or PCR, technology rights entered into between us and the defendants. Our complaint also asserts various tort claims against the defendants, including breach of trust, breach of fiduciary duty, and unfair competition, relating to our PCR rights. The defendants' acts and omissions that form the basis of the complaint include, among other things, the: (i) defendants' failure to abide by contractual provisions intended to allow us to effectively compete with the defendants with respect to (a) sales of diagnostic PCR products and (b) conveyance of diagnostic PCR rights to third parties; (ii) defendants' failure to pay us requisite royalties for sales by them of thermal cyclers and other products; (iii) defendants' failure to negotiate in good faith new agreements directed at modifying the relationship between the parties in accordance with principles set forth in an existing letter agreement that states the intended framework for the negotiations (the "Letter Agreement"); (iv) defendants' failure to provide us with diagnostic PCR rights on a nondiscriminatory basis as required by a European Union commission decree; (v) defendants' failure to comply with their agreement to assign ownership to us of some PCR instrument patents and patent applications, and (vi) defendants' mishandling of the prosecution of patent applications that the defendants were obligated to assign to us, in a manner that damaged us and precluded us from obtaining the full potential scope of patent protection for our instrument rights. Contemporaneously with our filing of this complaint, we also commenced arbitration proceedings with the American Arbitration Association against the defendants asserting, among other things, patent infringement claims (both direct infringement, contributory infringement and infringement by inducing third parties to infringe), breach of contract and other contract claims, and tort claims such as breach of fiduciary duty, breach of trust, and unfair competition. The arbitration is based on our allegation that the defendants (i) have infringed our exclusive rights to PCR patents in fields exclusively licensed to us pursuant to agreements with the defendants; and (ii) by their acts and omissions, have undermined the value of our exclusive PCR rights. In both the legal complaint and the arbitration, we are seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court or arbitrator deems proper. On December 15, 2003, Roche filed a motion in California Superior Court to compel arbitration of our state court complaint and to stay the litigation. Concurrently with the motion to compel arbitration, Roche also filed with the American Arbitration Association its response to our notice of arbitration in which Roche denied all of our claims against it. Roche's response included counterclaims asserting, among other things, that our exclusive patent rights under some PCR patents licensed from Roche under an existing distribution agreement were converted into nonexclusive rights by the Letter Agreement, which was entered into subsequent to the distribution agreement. Roche also alleges that (i) we breached our contractual obligation under the Letter Agreement, including our obligation to source certain enzymes exclusively from Roche; and (ii) we failed to pay Roche the full royalties required pursuant to the distribution agreement. In its counterclaim, Roche is seeking a request for declaratory judgment confirming its assertions, interest, costs, and other relief as the arbitrator deems proper. The claims and counterclaims described in this paragraph involve PCR rights used by the Applied Biosystems group and also rights that the Applied Biosystems group has contributed to Celera Diagnostics. On March 1, 2004 the Superior Court denied Roche's motion to compel arbitration, but Roche has appealed the decision and both the arbitration and the litigation have been stayed pending the outcome of the appeal.

Promega Corporation filed an action against us and some of our affiliates and Roche Molecular Systems, Inc. and Hoffmann-La Roche, Inc. in the U.S. District Court for the Eastern District of Virginia on April 10, 2000. The complaint asserts violations of the federal False Claims Act. On November 12, 2003, the court issued an order to have the complaint, which had previously been sealed, served on us and the other defendants. On February 9, 2004, we waived service of the complaint, which initiated our direct involvement in the case. The complaint alleges that we and Hoffmann-La Roche overcharged the U.S. government for thermal cyclers and PCR reagents. The overcharges are alleged to be the result of a licensing program based in part on U.S. Patent No. 4,889,818. Promega is asserting that U.S. Patent No. 4,889,818 was obtained fraudulently and that the licensing program run by us and Hoffmann-La Roche is the cause of the alleged overcharging. Promega is seeking monetary damages. Promega claims to be suing in the name of the U.S. government although the government has to date declined to participate in the suit. On June 29, 2004, the court granted our motion to dismiss for failure to state a claim upon which relief could be granted, but gave Promega the right to file an amended complaint. Promega filed an amended complaint on July 13, 2004, and we filed another motion to dismiss on August 6, 2004. The court granted our second motion to dismiss on August 20, 2004, but we have not yet received the written court opinion and therefore do not know the full scope of that decision.

Bio-Rad Laboratories, Inc. filed a patent infringement, trademark infringement, and unfair competition action against us in the U.S. District Court for the Northern District of California on December 26, 2002. The complaint alleges that we are infringing Bio-Rad's U.S. Pat. No. 5,089,011, entitled "Electrophoretic Sieving in Gel-Free Media with Dissolved Polymers," and infringing Bio-Rad's "Bio-Rad" trademark. They filed a third amended complaint against us on May 30, 2003. The allegedly infringing products according to the third amended complaint are instruments using, and reagents used for, capillary electrophoresis, and products using the BioCAD name. Bio-Rad submitted its final infringement contentions under the local court rules on April 22, 2004, and the parties held a court-ordered mediation conference on July 19, 2004. Bio-Rad is seeking monetary damages, costs, expenses, injunctive relief, and other relief as the court deems proper.

Enzo Biochem, Inc., Enzo Life Sciences, Inc., and Yale University filed a patent infringement action against us in the U.S. District Court for the District of Connecticut on June 8, 2004. The complaint alleges that we are infringing six patents. Four of these patents are assigned to Yale University and licensed exclusively to Enzo Biochem, i.e., U.S. Patent No. 4,476,928, entitled "Modified Nucleotides and Polynucleotides and Complexes Formed Therefrom," U.S. Patent No. 5,449,767, entitled "Modified Nucleotides and Polynucleotides and Methods of Preparing Same," U.S. Patent No. 5,328,824 entitled "Methods of Using Labeled Nucleotides," and U.S. Patent No. 4,711,955, entitled "Modified Nucleotides and Polynucleotides and Methods of Preparing and Using Same." The other two patents are assigned to Enzo Life Sciences, i.e., U.S. Patent No. 5,082,830 entitled "End Labeled Nucleotide Probe" and U.S. Patent No. 4,994,373 entitled "Methods and Structures Employing Compoundly – Labeled Polynucleotide Probes." The allegedly infringing products include the Applied Biosystems group's sequencing reagent kits, its TaqMan® genotyping and gene expression assays, and the gene expression microarrays used with its Expression Array System. Enzo Biochem, Enzo Life Sciences, and Yale University are seeking monitory damages, costs, expenses, injunctive relief, and other relief as the court deems proper.

We have not accrued for any potential losses in the cases described above because we believe that an adverse determination is not probable, and potential losses cannot be reasonably estimated, in any of these cases. However, the outcome of litigation is inherently uncertain, and we cannot be sure that we will prevail in any of the cases described above or in our other current litigation. An adverse determination in some of our current litigation, particularly the cases described above, could have a material adverse effect on our consolidated financial statements.

Note 11—Financial Instruments

Our foreign currency risk management strategy uses derivative instruments to hedge certain foreign currency forecasted revenues and intercompany transactions, and to offset the impact of changes in foreign currency exchange rates on certain foreign currency-denominated assets and liabilities. The principal objective of this strategy is to minimize the risks and/or costs associated with our global financing and operating activities. We use foreign exchange forward, option, and range forward contracts to manage our foreign currency exposures. We do not use derivative financial instruments for trading or speculative purposes or for activities other than risk management, nor are we a party to leveraged derivatives.

We record the fair value of foreign currency derivative contracts in either prepaid expenses and other current assets, other long-term assets, or other accrued expenses in the Consolidated Statements of Financial Position.

Cash Flow Hedges

Our international sales are typically denominated in the local currency of the customer, whether third party or intercompany. We use foreign exchange forward, option, and range forward contracts to hedge a portion of forecasted international sales not denominated in U.S. dollars. We use hedge accounting on the derivative contracts that are considered highly effective in offsetting the changes in fair value of the forecasted sales transactions caused by the movements in foreign currency exchange rates. We designate these contracts as cash flow hedges and we record the effective portion of the change in the fair value of these contracts in other comprehensive income (loss) in the Consolidated Statements of Financial Position until the underlying external forecasted transaction affects earnings. At that time, we reclassify to net revenues in the Consolidated Statements of Operations the gain or loss on the derivative instrument, which had been deferred in accumulated other comprehensive income (loss). We recognized net gains of $17.4 million in fiscal 2002, and net losses of $39.8 million in fiscal 2003 and $40.7 million in fiscal 2004 in net revenues from derivative instruments designated as cash flow hedges of anticipated sales. At June 30, 2004, we recorded $4.5 million of net derivative losses in accumulated other comprehensive income (loss). This amount, which is net of tax, is expected to be reclassified to revenues within the next twelve months.

Other Foreign Currency Derivatives

We also use derivative financial instruments to manage exposures resulting from changes in foreign currency exchange rates on our foreign currency-denominated net asset positions. The gains and losses on these derivatives are expected to largely offset transaction losses and gains, respectively, on the underlying foreign currency-denominated assets and liabilities, both of which are recorded in other income (expense), net in the Consolidated Statements of Operations.

Concentration of Credit Risk

The forward contracts and options used in managing our foreign currency exposures have an element of risk in that the counterparties may be unable to meet the terms of the agreements. However, we minimize this risk by limiting the counterparties to a diverse group of highly-rated major domestic and international financial institutions. We are exposed to potential losses in the event of non-performance by these counterparties. However, we do not expect to record any losses as a result of counterparty default. We do not require and are not required to pledge collateral for these financial instruments. Other financial instruments that potentially subject us to concentrations of credit risk are cash and cash equivalents, short and long-term investments, and accounts receivable. We minimize the risks related to cash and cash equivalents and short and long-term investments by using highly-rated financial institutions that invest in a broad and diverse range of financial instruments. We have established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity.

Concentration of credit risk with respect to accounts receivable is limited due to our large and diverse customer base, which is dispersed over differing geographic areas. Allowances are maintained for potential credit losses and such losses have historically been within our expectations.

Fair Value

We use various methods to estimate the fair value of financial instruments we hold or own. The carrying amount of cash and cash equivalents approximates fair value. We use quoted market prices, if available, or quoted market prices of financial instruments with similar characteristics in valuing our short and long-term investments and minority equity investments. We base the fair value of our debt on the current rates of debt with similar maturities offered to us. The following table presents the carrying amounts and fair values of our significant financial instruments at June 30:

	2003		**2004**	
(Dollar amounts in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$654.3	$654.3	**$561.9**	**$561.9**
Short-term investments	$748.0	$749.8	**$690.1**	**$688.8**
Long-term investments	$ 16.3	$ 16.4	**$ —**	**$ —**
Currency forwards and options	$ 11.6	$ (2.3)	**$ 8.8**	**$ 5.1**
Other investments	$ 19.3	$ 19.3	**$ 24.7**	**$ 24.7**
Minority equity investments	$ 20.2	$ 44.4	**$ 4.5**	**$ 16.2**
Short-term debt	$ —	$ —	**$ (6.1)**	**$ (6.1)**
Long-term debt	$ (17.1)	$ (17.1)	**$ —**	**$ —**

We report net unrealized gains and losses on short and long-term investments and minority equity investments as a separate component of accumulated other comprehensive income (loss) in the Consolidated Statements of Financial Position.

Note 12—Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial results:

(Dollar amounts in millions except per share amounts)	First Quarter 2003(a)	First Quarter 2004	Second Quarter 2003(b)	Second Quarter 2004(c)	Third Quarter 2003(d)	Third Quarter 2004(e)	Fourth Quarter 2003(f)	Fourth Quarter 2004(g)
Consolidated								
Net revenues	$417.3	**$405.0**	$473.0	**$485.3**	$431.0	**$455.2**	$455.9	**$479.7**
Gross margin	222.4	**214.6**	242.7	**254.6**	224.9	**239.0**	237.6	**258.8**
Income from continuing operations	12.1	**16.0**	13.4	**42.6**	13.6	**22.1**	79.4	**34.3**
Net income (loss)	(4.3)	**16.0**	13.4	**42.6**	13.6	**22.1**	79.4	**44.9**
Applied Biosystems Group								
Net revenues	$395.9	**$382.7**	$444.7	**$458.4**	$409.4	**$439.6**	$432.9	**$460.4**
Gross margin	202.6	**196.4**	218.9	**236.0**	207.1	**228.9**	220.8	**244.4**
Income from continuing operations	34.2	**33.4**	29.2	**52.4**	40.1	**46.0**	96.1	**40.5**
Net income	17.8	**33.4**	29.2	**52.4**	40.1	**46.0**	96.1	**51.1**
Dividends declared per share	$.0425	**$.0425**	$.0425	**$.0425**	$ .085	**$.0425**	$ —	**$.0425**
Income per share from continuing operations								
Basic	$ 0.16	**$ 0.16**	$ 0.14	**$ 0.25**	$ 0.19	**$ 0.23**	$ 0.46	**$ 0.20**
Diluted	$ 0.16	**$ 0.16**	$ 0.14	**$ 0.25**	$ 0.19	**$ 0.22**	$ 0.46	**$ 0.20**
Net income per share								
Basic	$ 0.08	**$ 0.16**	$ 0.14	**$ 0.25**	$ 0.19	**$ 0.23**	$ 0.46	**$ 0.26**
Diluted	$ 0.08	**$ 0.16**	$ 0.14	**$ 0.25**	$ 0.19	**$ 0.22**	$ 0.46	**$ 0.25**
Celera Genomics Group								
Net revenues	$ 23.6	**$ 17.3**	$ 22.9	**$ 19.2**	$ 20.3	**$ 11.2**	$ 21.5	**$ 12.4**
Net loss	(19.7)	**(16.3)**	(16.1)	**(13.6)**	(26.7)	**(21.9)**	(19.4)	**(5.7)**
Net loss per share								
Basic and diluted	$ (0.28)	**$ (0.23)**	$ (0.23)	**$ (0.19)**	$ (0.37)	**$ (0.30)**	$ (0.27)	**$ (0.08)**
Celera Diagnostics								
Net revenues	$ 3.0	**$ 8.5**	$ 7.8	**$ 11.0**	$ 4.3	**$ 7.5**	$ 5.7	**$ 10.1**
Net loss	$ (13.3)	**$ (12.0)**	$ (9.9)	**$ (9.3)**	$ (12.6)	**$ (11.9)**	$ (15.4)	**$ (8.4)**
Price range of common stock								
Applied Biosystems Group								
High	$21.42	**$22.55**	$24.49	**$24.00**	$19.17	**$24.44**	$21.38	**$21.96**
Low	$13.00	**$18.47**	$17.29	**$19.95**	$14.90	**$19.10**	$15.30	**$18.04**
Celera Genomics Group								
High	$11.93	**$12.65**	$11.67	**$15.49**	$10.95	**$17.99**	$14.42	**$15.36**
Low	$ 7.16	**$ 8.84**	$ 6.94	**$10.08**	$ 7.95	**$13.35**	$ 8.05	**$10.63**

There were no dividends paid on Applera-Celera stock during the periods presented.

The following transactions impacted the comparability between fiscal 2003 and 2004.

(a) The Applied Biosystems group recorded a charge of $16.4 million, net of tax, as part of discontinued operations as a result of an adverse jury verdict in connection with a patent lawsuit between TA Instruments, Inc., a subsidiary of Waters Corporation, and The Perkin-Elmer Corporation relating to thermal analysis products (see Note 14).

(b) The Applied Biosystems group recorded before-tax charges of $22.9 million for severance and benefit costs, $9.5 million for asset impairments, and $1.4 million for office closures related to a workforce reduction (see Note 2).

(c) The Applied Biosystems group recorded before tax gains of $6.4 million related to the sales of minority equity investments. The Applied Biosystems also recorded a before tax benefit of $0.6 million for a reduction of severance costs previously recorded during the second quarter of fiscal 2003.

(d) The Celera Genomics group recorded a before-tax loss of $15.1 million in other income (expense), net for the loss from its equity interest in DPI.

(e) The Applied Biosystems group recorded before-tax charges of $6.3 million for severance and related costs (see Note 2). The Applied Biosystems group also recorded a before-tax net gain of $6.7 million from legal settlements (see Note 2) and $3.6 million relating to the sales of minority equity investments.

(f) The Applied Biosystems group recorded a before-tax gain of $25.8 million related to the successful completion of a patent infringement lawsuit against Micromass U.K. Ltd. and its U.S. subsidiary, Micromass, Inc., both divisions of Waters Corporation (see Note 2). The Applied Biosystems group also recorded a before-tax benefit of $4.3 million for a reduction in anticipated employee-related costs associated with the workforce reduction implemented during the second quarter of fiscal 2003 and a benefit of $27.8 million for a reduction of valuation allowances on deferred tax assets resulting from the expected utilization of foreign tax credits and a reduction of the income tax liability due to the settlement of overseas tax audits.

(g) The Applied Biosystems group recorded a charge of $14.9 million for the impairment of patents and acquired technology and $4.4 million for write-downs of fixed assets and other costs (see Note 2). The Applied Biosystems group also recorded an after-tax benefit of $10.6 million as part of discontinued operations that included a reversal of a portion of a patent liability lawsuit accrued in fiscal 2003 and an expected German tax benefit (see Note 14). The Celera Genomics group recorded a gain of $24.8 million associated with the sale of its equity investment in DPI and a charge of $18.1 million for the estimated loss of the planned sale of its Rockville, MD facility (see Note 2).

Note 13—Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss), net of tax, for fiscal 2002, 2003, and 2004 was as follows:

(Dollar amounts in millions)	Unrealized Gain (Loss) on Investments	Unrealized Gain (Loss) on Hedge Contracts	Foreign Currency Translation Adjustments	Minimum Pension Liability	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2001	$ 42.9	$ 11.2	$(72.6)	$(37.4)	$(55.9)
Change in net unrealized losses on investments, net of tax benefit of $21.7	(40.3)				(40.3)
Net unrealized losses reclassified into earnings, net of tax benefit of $4.8	8.9				8.9
Change in net unrealized losses on hedge contracts, net of tax benefit of $5.8		(23.9)			(23.9)
Net unrealized gains reclassified into earnings, net of tax expense of $5.6		(11.8)			(11.8)
Foreign currency translation adjustments			48.4		48.4
Minimum pension liability adjustment, net of tax benefit of $9.2				(17.0)	(17.0)
Balance at June 30, 2002	11.5	(24.5)	(24.2)	(54.4)	(91.6)
Change in net unrealized gains on investments, net of tax expense of $2.4	4.6				4.6
Net unrealized losses reclassified into earnings, net of tax benefit of $0.5	0.9				0.9
Change in net unrealized losses on hedge contracts, net of tax benefit of $9.6		(12.6)			(12.6)
Net unrealized losses reclassified into earnings, net of tax benefit of $13.4		26.4			26.4
Foreign currency translation adjustments			45.7		45.7
Minimum pension liability adjustment, net of tax benefit of $15.1				(27.9)	(27.9)
Balance at June 30, 2003	17.0	(10.7)	21.5	(82.3)	(54.5)
Change in net unrealized losses on investments, net of tax benefit of $1.1	**(2.1)**				**(2.1)**
Net unrealized gains reclassified into earnings, net of tax expense of $4.4	**(8.1)**				**(8.1)**
Change in net unrealized losses on hedge contracts, net of tax expense of $9.9		**(20.9)**			**(20.9)**
Net unrealized losses reclassified into earnings, net of tax expense of $13.6		**27.1**			**27.1**
Foreign currency translation adjustments			**34.0**		**34.0**
Minimum pension liability adjustment, net of tax expense of $4.7				**8.8**	**8.8**
Balance at June 30, 2004	**$ 6.8**	**$ (4.5)**	**$ 55.5**	**$(73.5)**	**$(15.7)**

The unrealized gains and losses on investments consist of investments in debt securities and minority equity investments in public companies that are classified as available for sale. The gains and losses recorded above resulted from temporary declines in the market value of the investments based on the most recent public information available. Please see Note 1 to our consolidated financial statements for the accounting policies related to our investments. The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

Note 14—Discontinued Operations

In October 2002, we received an adverse jury verdict in Federal District Court for the District of Delaware in connection with a patent lawsuit between TA Instruments, Inc., a subsidiary of Waters Corporation, and The Perkin-Elmer Corporation relating to thermal analysis products. The Applied Biosystems group is involved as the successor to The Perkin-Elmer Corporation, having sold the thermal instruments product line as part of the sale of its Analytical Instruments business to EG&G, Inc. (now named PerkinElmer, Inc.) in 1999. In fiscal 2003, the jury awarded TA Instruments $13.3 million based on lost sales, price erosion, and reasonable royalties, and also rejected claims we had made against TA Instruments alleging that their conduct infringed one of our patents. Subsequently, the District Court entered final judgment on a modified award of $17.3 million, after ruling on motions filed by us and TA Instruments which resulted in the Court's striking the price erosion element of the jury's damage award, but granting TA Instruments enhanced damages and attorneys fees on certain aspects of the verdict, and prejudgment interest. We recorded a charge of $16.4 million, net of income taxes, as part of discontinued operations in the first quarter of fiscal 2003. In June 2003, we appealed the judgment rejecting our infringement claims to the U.S. Court of Appeals for the Federal Circuit. On May 5, 2004, the U.S. Court of Appeals for the Federal Circuit affirmed the District Court's judgment denying our infringement claim, and we have elected not to pursue further appeals. As a result, we paid TA Instruments $17.4 million during the fourth quarter of fiscal 2004. Also, during the fourth quarter of fiscal 2004, as a result of the final judgment and subsequent payment to TA Instruments, we recorded an after-tax benefit of $3.0 million related to the reversal of a portion of the patent lawsuit liability accrued in fiscal 2003.

During the fourth quarter of fiscal 2004, we also recorded a $7.6 million German tax benefit from tax refunds and other tax attributes (benefits) resulting from the tax write-off of our investment in one of our former German affiliates. Based on our discussions with the German tax authorities, we concluded that the write-off of our investment was appropriate and that refunds would be due to the Applied Biosystems group. The write-off also created loss carryforwards; however, since it is possible that the tax benefit attributable to the loss carryforwards may not be realized, a full valuation allowance of $6.2 million has been established against the asset.

Note 15—Segment, Geographic, Customer and Consolidating Information

Business Segments

We are organized based on the products and services that we offer. We operate in the life science industry through three reportable segments: the Applied Biosystems group, the Celera Genomics group, and Celera Diagnostics. We collectively refer to the Applied Biosystems group and the Celera Genomics group as the groups. The Applied Biosystems group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. The Celera Genomics group is engaged principally in the discovery and development of targeted therapeutics for cancer, autoimmune and inflammatory diseases. The Celera Genomics group is leveraging its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop small molecule therapeutics. It is also seeking to advance therapeutic antibody and selected small molecule drug programs in collaboration with global technology and market leaders. Celera Diagnostics is a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. This venture is focused on the discovery, development, and commercialization of diagnostic products.

Refer to the consolidating information section of this note for additional information regarding our segments.

Geographic Areas

Information concerning principal geographical areas for fiscal years ended June 30 follows:

(Dollar amounts in millions)	2002	2003	**2004**
Net Revenues From External Customers			
United States	$ 822.6	$ 885.9	**$ 868.5**
Europe	452.5	487.5	**546.8**
Japan	287.9	250.4	**237.8**
Other Asia Pacific countries	90.1	102.0	**110.8**
Latin America and other	48.1	51.4	**61.3**
Consolidated	$1,701.2	$1,777.2	**$1,825.2**

Net revenues are attributable to geographic areas based on the region of destination.

Information concerning long-lived assets at June 30 follows:

(Dollar amounts in millions)	2002	2003	**2004**
Long-Lived Assets			
United States	$ 439.8	$ 475.8	**$ 391.5**
Europe	34.2	37.0	**41.0**
Japan	14.8	14.0	**14.0**
Other Asia Pacific countries	3.0	3.0	**2.7**
Latin America and other	0.5	0.4	**0.4**
Consolidated	$ 492.3	$ 530.2	**$ 449.6**

Long-lived assets exclude goodwill and other intangible assets.

Customer Information

We have a large and diverse customer base. No single customer accounted for more than 10% of total net revenues during fiscal 2002, 2003, and 2004.

Consolidating Information

Presented below is our consolidating financial information, including the allocation of expenses between our segments in accordance with our allocation policies, as well as other related party transactions, such as sales of products between segments and interest income and expense on intercompany borrowings. Our board of directors approves the method of allocating earnings to each class of common stock for purposes of calculating earnings per share. This determination is generally based on net income or loss amounts of the corresponding group calculated in accordance with GAAP, consistently applied.

The management and allocation policies applicable to the attribution of assets, liabilities, revenues and expenses to our segments may be modified or rescinded, or additional policies may be adopted, at the sole discretion of our board of directors at any time without stockholder approval. Our board of directors would make any decision in accordance with its good faith business judgment that its decision is in the best interests of Applera and all of its stockholders as a whole.

We primarily base the attribution of the assets, liabilities, revenues and expenses to each segment on specific identification of the businesses included in each segment. Where specific identification is not practical, we use other methods and criteria that we believe are equitable and provide a reasonable estimate of the assets, liabilities, revenues and expenses attributable to each segment.

Intersegment Revenues

We record the sales of products and services between the segments as intersegment revenues, which are eliminated in determining our consolidated net revenues. These sales are generally made on terms that would be available from third parties in commercial transactions. If similar transactions with third parties are not available for purposes of determining fair value, the purchasing business will pay fair value as determined by our board of directors for such products and services or at the cost (including overhead) of the selling business. The selling business records revenues on these transactions when the product is shipped, as the service is performed, or over the term of the lease, as applicable.

Access to Technology and Know-How

Each segment has free access to all of our technology and know-how (excluding products and services of the other segment) that may be useful in that segment's business, subject to obligations and limitations applicable to us and to such exceptions that our board of directors may determine. The segments consult with each other on a regular basis concerning technology issues that affect each segment. The costs of developing technology remain in the segment responsible for its development.

Allocation of Corporate Overhead and Administrative Shared Services

Our shared corporate services (such as executive management, human resources, legal, accounting, auditing, tax, treasury, strategic planning and environmental services) and related balance sheet amounts have been allocated to the segments based upon identification of such services specifically benefiting each segment. A portion of our costs of administrative shared services (such as information technology services) has been allocated in a similar manner. Where determination based on specific usage alone is not practical, we use other methods and criteria that we believe are equitable and provide a reasonable estimate of the cost attributable to each segment. It is not practical to specifically identify a portion of corporate overhead expenses attributable to each of the segments. As a result, we allocate these corporate overhead expenses primarily based on headcount, total expenses, and revenues attributable to each segment. We believe that the allocation methods developed are reasonable and have been consistently applied.

Joint Transactions Between Segments

The segments may from time to time engage in transactions jointly, including with third parties. Research and development and other services performed by one segment for a joint venture or other collaborative arrangement will be charged at fair value, as determined by our board of directors. The segments also may jointly undertake a project, such as the Applera Genomics Initiative, where the total costs and benefits of the project are shared. Shipments of products or performance of services related to such joint projects are not recorded as revenues by any of the businesses, but instead are included, at cost, in the total project costs that are shared based on each business' expected benefit.

Our businesses may perform services for one another, which are not directly atttributable to either businesses' revenue generating activities. In these cases the business performing the services charges the benefiting business the cost of performing the services, including overhead.

Allocation of Federal and State Income Taxes

The federal income taxes of the Company and its subsidiaries that own assets allocated between the groups are determined on a consolidated basis using the asset and liability approach prescribed by SFAS No. 109, "Accounting for Income Taxes." If we had used the separate return basis of accounting for taxes, the tax provision for the Applied Biosystems group would not have changed, but more likely than not, a significant valuation allowance would have been recorded by the Celera Genomics group. We allocate the federal income tax provisions and related tax payments or refunds between the groups based on a consolidated return approach taking into account each group's relative contribution (positive or negative) to our consolidated federal taxable income, tax liability and tax credit position. We taxed intersegment transactions as if each segment were a stand-alone company. We transferred tax benefits that cannot be used by the group generating those benefits, but can be used on a consolidated basis, to the group that can use such benefits. We will reimburse existing tax benefits acquired by either group in a business combination that are used by the other group, to the group that acquired such benefits. Tax benefits generated by the Celera Genomics group commencing July 1, 1998, which could be used on a consolidated basis, were reimbursed by the Applied Biosystems group to the Celera Genomics group up to a limit of $75 million.

Pursuant to the terms of the Celera Diagnostics joint venture agreement, the Applied Biosystems group reimburses the

Celera Genomics group for tax benefits generated by Celera Diagnostics to the extent such tax benefits are used by the Applied Biosystems group. These tax benefits are not subject to the $75 million limit described above. The amounts used by the Applied Biosystems group that were not reimbursed to the Celera Genomics group were recorded to allocated net worth of each group in the following Consolidating Statements of Financial Position.

We calculate, depending on the tax laws of the respective jurisdictions, state and local income taxes on either a separate, consolidated, or combined basis. We allocate state and local income tax provisions and related tax payments or refunds between the groups based on the respective contributions of the groups to our state or local tax liabilities.

Financing Activities

As a matter of policy, we manage most financing activities of the Applied Biosystems group and the Celera Genomics group on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt, treasury stock repurchases, and the issuance and repayment of any preferred stock.

Our board of directors has adopted the following financing policy that affects the financial results of the Applied Biosystems group and the Celera Genomics group.

We allocate our debt between the groups ("pooled debt") or, if we so determine, in its entirety to a particular group. We will allocate preferred stock, if issued, in a similar manner.

Cash allocated to one group that is used to repay pooled debt or redeem pooled preferred stock decreases such group's allocated portion of the pooled debt or preferred stock. Cash or other property allocated to one group that is transferred to the other group, if so determined by our board of directors, decreases the transferring group's allocated portion of the pooled debt or preferred stock and, correspondingly, increases the recipient group's allocated portion of the pooled debt or preferred stock.

Pooled debt bears interest for the groups at a rate equal to the weighted average interest rate of the debt calculated on a quarterly basis and applied to the average pooled debt balance during the period. Preferred stock, if issued and if pooled in a manner similar to the pooled debt, will bear dividends for the groups at a rate based on the weighted average dividend rate of the preferred stock similarly calculated and applied. Any expense related to increases in pooled debt or preferred stock will be reflected in the weighted average interest or dividend rate of such pooled debt or preferred stock as a whole. During fiscal 2003 and 2004, there was no pooled debt.

If we allocate debt for a particular financing in its entirety to one group, that debt will bear interest for that group at a rate determined by our board of directors. If we allocate preferred stock in its entirety to one group, we will charge the dividend cost to that group in a similar manner. If the interest or dividend cost is higher than our actual cost, the other group will receive a credit for an amount equal to the difference as compensation for the use of our credit capacity. Any expense related to our debt or preferred stock that is allocated in its entirety to a group will be allocated in whole to that group.

Cash or other property that we allocate to one group that is transferred to the other group could, if so determined by our board of directors, be accounted for either as a short-term loan or as a long-term loan. Short-term loans bear interest at a rate equal to the weighted average interest rate of our pooled debt. If we do not have any pooled debt, our board of directors will determine the rate of interest for such loan. Our board of directors establishes the terms on which long-term loans between the groups will be made, including interest rate, amortization schedule, maturity, and redemption terms.

In addition, cash allocated to the Applied Biosystems group may be reallocated to the Celera Genomics group in exchange for Celera Genomics Designated Shares as provided under our Certificate of Incorporation. The number of Celera Genomics Designated Shares issued would be determined by dividing the amount of cash reallocated by the average market value of Applera-Celera stock over the 20-trading day period immediately prior to the date of the reallocation. As a result of such a reallocation, a relative percentage of future earnings or losses of the Celera Genomics group would be attributed to the Applied Biosystems group. There were no Celera Genomics Designated Shares issued during fiscal 2003 and 2004.

Although we may allocate our debt and preferred stock between the groups, the debt and preferred stock remain obligations of the Company and all stockholders of the Company are subject to the risks associated with those obligations.

Transfers of Assets Between Groups

Transfers of assets can be made between groups without stockholder approval. Such transfers will be made at fair value, as determined by our board of directors. The consideration for such transfers may be paid by one group to the other in cash or other consideration, as determined by our board of directors.

Celera Diagnostics

The Applied Biosystems group contributed, among other things, its existing molecular diagnostics business to Celera Diagnostics as part of its initial contribution to the joint venture. The Celera Genomics group contributed, among other things, access to its genome databases and agreed to fund all of the cash operating losses of Celera Diagnostics up to a maximum of $300 million ("initial losses"), after which, operating losses, if any, would be shared equally by the groups. Celera Diagnostics has accumulated cash operating losses of approximately $125 million through June 30, 2004. Celera Diagnostics' profits, if any, will be shared in the ratio of 65 percent to the Celera Genomics group and 35 percent to the Applied Biosystems group until the cumulative profits of Celera Diagnostics equal the initial losses. Subsequently, profits and losses and cash flows would be shared equally. Capital expenditures and working capital requirements of the joint venture are funded equally by the groups. The Applied Biosystems group will reimburse the Celera Genomics group for all tax benefits generated by Celera Diagnostics to the extent such tax benefits are used by the Applied Biosystems group.

The groups account for their investments in Celera Diagnostics under the equity method of accounting, with the Celera Genomics group recording 100 percent of the initial losses in its statement of operations as loss from joint venture. The Celera Genomics group recorded 100% of the losses of Celera Diagnostics from fiscal 2001 through fiscal 2004. Additionally, the Celera Genomics group recorded the tax benefit associated with the loss generated by Celera Diagnostics.

In the event of liquidation of the assets attributable to Celera Diagnostics, including sale of such assets, the proceeds upon liquidation would be distributed to the groups based on a proportion similar to their relative investment accounts. If the proceeds upon liquidation are in excess of the groups' combined investment accounts, the excess liquidation proceeds would be shared in the ratio of 65 percent to the Celera Genomics group and 35 percent to the Applied Biosystems group until the cumulative amount of the distributed excess proceeds equals the initial losses funded by the Celera Genomics group. Any additional liquidation proceeds would be allocated equally to the Celera Genomics group and the Applied Biosystems group.

Online Marketing and Distribution Agreement

Beginning July 1, 2002, the Applied Biosystems group became the exclusive distributor of the CDS online platform operated by the Celera Genomics group and related human genetic and other biological and medical information. As a result of this arrangement, the Applied Biosystems group integrated CDS and other genomic and biological information into its product offerings. In exchange for the rights it acquired under the marketing and distribution agreement, the Applied Biosystems group agreed to pay royalties to the Celera Genomics group based on revenues generated by sales of some products of the Applied Biosystems group from July 1, 2002 through the end of fiscal 2012. The royalty rate is progressive, up to a maximum of 5%, with the level of sales through fiscal 2008. The royalty rate becomes a fixed percentage of sales starting in fiscal 2009, and the rate declines each succeeding fiscal year through fiscal 2012. TaqMan® Gene Expression and SNP Genotyping Assays, Taqman® Pre-Designed Gene Expression and SNP Genotyping Assays, Custom Tagman® Gene Expression and SNP Genotyping Assays, some reagents for arrays, and new database subscriptions sold by the Applied Biosystems group are the products subject to royalties. During fiscal 2004, the Applied Biosystems group reorganized its internal operations and, among other things, integrated the operations of the former Knowledge Business into other business units of the Applied Biosystems group. However, the Applied Biosystems group and the Celera Genomics group continue to operate under the marketing and distribution agreement on the same terms and conditions as in effect prior to the reorganization.

The Celera Genomics group will continue to be responsible for the performance of its obligations under all contracts relating to its information products and services either existing on June 30, 2002 (including certain renewals, if any, of these contracts) and will receive all revenues and other benefits under, and be responsible for all costs and expenses associated with, such contracts. Assuming the Celera Genomics group continues to perform under its existing contracts, the Applied Biosystems group has agreed to reimburse the Celera Genomics group for any shortfall in earnings before interest, taxes, depreciation, and amortization from these contracts during the four fiscal years ending with fiscal year 2006 below $62.5 million, if the shortfall is due to the actions of the Applied Biosystems group including changes in marketing strategy for CDS. However, this commitment is also subject to the Celera Genomics group otherwise continuing to perform under these contracts, and does not protect the Celera Genomics group from lost revenue due to other circumstances such as customer bankruptcy or default.

Transfer of Business Unit from the Celera Genomics Group to the Applied Biosystems Group

Effective July 1, 2001, we transferred the assets, liabilities and personnel of a business unit from the Celera Genomics group to the Applied Biosystems group. Our board of directors determined that the assets of the business transferred and the liabilities of the business assumed by the Applied Biosystems group constituted fair value for the transfer. The net assets were transferred at recorded book value as an increase to the Applied Biosystems group's allocated net worth and a decrease to the Celera Genomics group's allocated net worth. The Applied Biosystems group is using the resources of this business unit for initiatives, including validation of single nucleotide polymorphisms, among others.

The following table summarizes the related party transactions between our segments:

(Dollar amounts in millions)	2002	2003	**2004**
Applied Biosystems Group			
Sales to the Celera Genomics group (a)	$22.4	$ 4.4	**$ 2.8**
Sales to Celera Diagnostics (a)	1.7	5.1	**7.2**
Nonreimbursable utilization of tax benefits (b)	19.0	28.1	**12.3**
Payments for reimbursable utilization of tax benefits (c)	19.4	20.5	**16.4**
Funding of Celera Diagnostics (d)	2.3	7.1	**4.6**
Celera Genomics Group			
Royalties from the Applied Biosystems group (e)	$ —	$ 1.9	**$ 2.7**
Funding of Celera Diagnostics (f)	43.6	52.3	**38.7**
Celera Diagnostics			
Sales to the Applied Biosystems group (g)	$ 8.7	$ 3.3	**$ —**

(a) The Applied Biosystems group recorded net revenues from leased instruments, consumables, and project materials to the Celera Genomics group and Celera Diagnostics.

(b) The Applied Biosystems group used, without reimbursement, some of the tax benefits generated by the Celera Genomics group in accordance with the tax allocation policy described above.

(c) The Applied Biosystems group paid the Celera Genomics group for the use of existing tax benefits acquired by the Celera Genomics group in business combinations and other tax benefits, including those associated with Celera Diagnostics, in accordance with the tax allocation policy described above.

(d) The Applied Biosystems group recorded its share of capital expenditures and working capital funding for Celera Diagnostics.

(e) The Celera Genomics group recorded net revenues primarily for royalties generated from sales by the Applied Biosystems group of products integrating CDS and some other genomic and biological information under a marketing and distribution agreement.

(f) The Celera Genomics group recorded operating losses and its share of capital expenditures and working capital funding for Celera Diagnostics.

(g) Celera Diagnostics recorded net revenues from the sale of diagnostics products to the Applied Biosystems group under a distribution agreement. On October 1, 2002, sales responsibilities for products manufactured by Celera Diagnostics were largely transferred to the diagnostic division of Abbott Laboratories, pursuant to a profit-sharing alliance announced in June 2002.

In the following tables, the "Eliminations" column represents the elimination of intersegment activity and the loss on Celera Diagnostics, which is included once, in the "Celera Diagnostics" column, and again net within the "Celera Genomics group" column as "Loss from joint venture."

Consolidating Statement of Operations for the Year Ended June 30, 2004

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Products	$1,441,759	$ 5,011	$ 9,189	$ —	$1,455,959
Services	178,239	4,201			182,440
Other sources	111,105	48,204	27,485		186,794
Total net revenues from external customers	1,731,103	57,416	36,674	—	1,825,193
Intersegment revenues	9,995	2,710	28	(12,733)	
Total Net Revenues	1,741,098	60,126	36,702	(12,733)	1,825,193
Products	724,410	3,228	7,079	(4,023)	730,694
Services	95,205	800		(770)	95,235
Other sources	15,753	6,804	13,041	(3,017)	32,581
Total Cost of Sales	835,368	10,832	20,120	(7,810)	858,510
Gross Margin	905,730	49,294	16,582	(4,923)	966,683
Selling, general and administrative	392,627	22,087	11,630	56,541	482,885
Corporate allocated expenses	46,339	7,100	3,102	(56,541)	
Research, development and engineering	233,834	104,603	43,818	(5,194)	377,061
Amortization of intangible assets		2,900			2,900
Employee-related charges, asset impairments and other	23,741	18,083			41,824
Litigation settlements	(6,660)				(6,660)
Operating Income (Loss)	215,849	(105,479)	(41,968)	271	68,673
Gain on investments, net	11,235	24,294			35,529
Interest income, net	12,068	10,769			22,837
Other income (expense), net	592	1,856			2,448
Loss from joint venture		(41,968)		41,968	
Income (Loss) before Income Taxes	239,744	(110,528)	(41,968)	42,239	129,487
Provision (benefit) for income taxes	67,491	(53,052)		95	14,534
Income (Loss) from Continuing Operations	172,253	(57,476)	(41,968)	42,144	114,953
Income from discontinued operations, net of income taxes	10,628				10,628
Net Income (Loss)	$ 182,881	$ (57,476)	$(41,968)	$ 42,144	$ 125,581

Consolidating Statement of Financial Position at June 30, 2004

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 504,947	$ 56,988	$ —	$ —	$ 561,935
Short-term investments		688,806			688,806
Accounts receivable, net	382,977	4,082	6,704	(1,593)	392,170
Inventories, net	129,342	1,924	9,530		140,796
Prepaid expenses and other current assets	92,440	47,346	4,590	(4,675)	139,701
Total current assets	1,109,706	799,146	20,824	(6,268)	1,923,408
Property, plant and equipment, net	402,908	34,093	9,245	(219)	446,027
Other long-term assets	435,146	184,475	6,834	(23,039)	603,416
Total Assets	$1,947,760	$1,017,714	$ 36,903	$(29,526)	$ 2,972,851
Liabilities and Stockholders' Equity					
Current liabilities					
Current portion of long-term debt	$ —	$ 6,081	$ —	$ —	$ 6,081
Accounts payable	139,866	9,223	4,767	(5,861)	147,995
Accrued salaries and wages	72,513	12,733	4,458		89,704
Accrued taxes on income	66,967	13,632			80,599
Other accrued expenses	238,340	30,715	3,741	(407)	272,389
Total current liabilities	517,686	72,384	12,966	(6,268)	596,768
Other long-term liabilities	186,516	7,901	617		195,034
Total Liabilities	704,202	80,285	13,583	(6,268)	791,802
Total Stockholders' Equity	1,243,558	937,429	23,320	(23,258)	2,181,049
Total Liabilities and Stockholders' Equity	$1,947,760	$1,017,714	$ 36,903	$(29,526)	$ 2,972,851

Consolidating Statement of Cash Flows for the Year Ended June 30, 2004

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities of Continuing Operations					
Income (loss) from continuing operations	$ 172,253	$ (57,476)	$(41,968)	$ 42,144	$ 114,953
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:					
Depreciation and amortization	96,776	20,834	7,789	(132)	125,267
Asset impairments	19,205	18,083			37,288
Provisions for office closures and severance costs	5,456				5,456
Long-term compensation programs	2,410	899			3,309
Deferred income taxes	(21,395)	(27,270)		(571)	(49,236)
Gains from investments and sales of assets	(11,411)	(24,052)			(35,463)
Loss from joint venture and equity method investees		42,456		(41,968)	488
Nonreimbursable utilization of intergroup tax benefits	12,334	(12,334)			
Changes in operating assets and liabilities:					
Accounts receivable	39,910	12,626	(1,601)	(1,597)	49,338
Inventories	11,966	650	(690)	(139)	11,787
Prepaid expenses and other assets	(12,329)	493	(4,179)	2,792	(13,223)
Accounts payable and other liabilities	(25,917)	(28,768)	(315)	(529)	(55,529)
Net Cash Provided (Used) by Operating Activities of Continuing Operations	289,258	(53,859)	(40,964)	—	194,435
Investing Activities of Continuing Operations					
Additions to property, plant and equipment, net	(60,410)	(5,977)	(2,320)	316	(68,391)
Proceeds from maturities of available-for-sale investments		2,230,846			2,230,846
Proceeds from sales of available-for-sale investments	26,364	667,932			694,296
Purchases of available-for-sale investments		(2,823,874)			(2,823,874)
Acquisitions and investments in joint venture and other, net	(4,840)	(38,732)		43,284	(288)
Proceeds from the sale of assets, net	3,241	32,296		(316)	35,221
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(35,645)	62,491	(2,320)	43,284	67,810
Net Cash Used by Operating Activities of Discontinued Operations	(17,738)				(17,738)
Financing Activities					
Principal payments on debt		(10,000)			(10,000)
Dividends	(43,528)				(43,528)
Net cash funding from groups			43,284	(43,284)	
Purchases of common stock for treasury	(324,999)				(324,999)
Proceeds from stock issued for stock plans	23,062	5,739			28,801
Net Cash Provided (Used) by Financing Activities	(345,465)	(4,261)	43,284	(43,284)	(349,726)
Effect of Exchange Rate Changes on Cash	12,871				12,871
Net Change in Cash and Cash Equivalents	(96,719)	4,371			(92,348)
Cash and Cash Equivalents Beginning of Year	601,666	52,617			654,283
Cash and Cash Equivalents End of Year	$ 504,947	$ 56,988	$ —	$ —	$ 561,935

Consolidating Statement of Operations for the Year Ended June 30, 2003

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Products	$1,392,841	$ 5,563	$ 6,659	$ —	$1,405,063
Services	159,260	7,386			166,646
Other sources	121,281	73,405	10,837		205,523
Total net revenues from external customers	1,673,382	86,354	17,496		1,777,232
Intersegment revenues	9,561	1,910	3,267	(14,738)	
Total Net Revenues	1,682,943	88,264	20,763	(14,738)	1,777,232
Products	722,351	1,767	3,192	(6,922)	720,388
Services	91,104	3,064		(626)	93,542
Other sources	20,067	9,245	8,108	(1,694)	35,726
Total Cost of Sales	833,522	14,076	11,300	(9,242)	849,656
Gross Margin	849,421	74,188	9,463	(5,496)	927,576
Selling, general and administrative	352,091	23,593	9,229	50,113	435,026
Corporate allocated expenses	41,016	6,634	2,463	(50,113)	
Research, development and engineering	238,389	120,849	49,008	(6,715)	401,531
Amortization of intangible assets		5,873			5,873
Employee-related charges, asset impairments and other	20,041				20,041
Litigation settlements	(25,776)				(25,776)
Operating Income (Loss)	223,660	(82,761)	(51,237)	1,219	90,881
Loss on investments, net	(2,281)	(334)			(2,615)
Interest income, net	12,684	16,933			29,617
Other income (expense), net	4,604	(16,910)			(12,306)
Loss from joint venture		(51,237)		51,237	
Income (Loss) before Income Taxes	238,667	(134,309)	(51,237)	52,456	105,577
Provision (benefit) for income taxes	39,050	(52,380)		427	(12,903)
Income (Loss) from Continuing Operations	199,617	(81,929)	(51,237)	52,029	118,480
Loss from discontinued operations, net of income taxes	(16,400)				(16,400)
Net Income (Loss)	$ 183,217	$ (81,929)	$(51,237)	$ 52,029	$ 102,080

Consolidating Statement of Financial Position at June 30, 2003

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Assets					
Current assets					
Cash and cash equivalents	$ 601,666	$ 52,617	$ —	$ —	$ 654,283
Short-term investments		749,785			749,785
Accounts receivable, net	404,928	16,708	5,103	(3,190)	423,549
Inventories, net	140,833	2,526	8,840	(139)	152,060
Prepaid expenses and other current assets	84,393	10,510	686	(1,883)	93,706
Total current assets	1,231,820	832,146	14,629	(5,212)	2,073,383
Property, plant and equipment, net	409,626	104,742	12,574	(351)	526,591
Other long-term assets	485,269	185,178	8,699	(21,628)	657,518
Total Assets	$2,126,715	$1,122,066	$ 35,902	$(27,191)	$ 3,257,492
Liabilities and Stockholders' Equity					
Current liabilities					
Accounts payable	$ 153,124	$ 10,241	$ 7,651	$ (4,697)	$ 166,319
Accrued salaries and wages	63,859	11,886	3,878		79,623
Accrued taxes on income	73,611	12,332			85,943
Other accrued expenses	232,674	46,907	2,230	(376)	281,435
Total current liabilities	523,268	81,366	13,759	(5,073)	613,320
Long-term debt		17,101			17,101
Other long-term liabilities	265,274	21,373	139		286,786
Total Liabilities	788,542	119,840	13,898	(5,073)	917,207
Total Stockholders' Equity	1,338,173	1,002,226	22,004	(22,118)	2,340,285
Total Liabilities and Stockholders' Equity	$2,126,715	$1,122,066	$ 35,902	$(27,191)	$ 3,257,492

Consolidating Statement of Cash Flows for the Year Ended June 30, 2003

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities of Continuing Operations					
Income (loss) from continuing operations	$ 199,617	$ (81,929)	$(51,237)	$ 52,029	$ 118,480
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:					
Depreciation and amortization	106,392	35,504	5,970	(1,211)	146,655
Asset impairments	9,991				9,991
Provisions for office closures and severance costs	19,498				19,498
Long-term compensation programs	3,943	1,171			5,114
Deferred income taxes	(49,617)	(8,241)		(156)	(58,014)
Losses from investments and sales of assets	1,191	309			1,500
Loss from joint venture and equity method investees		70,131		(51,237)	18,894
Nonreimbursable utilization of intergroup tax benefits	28,129	(28,129)			
Changes in operating assets and liabilities:					
Accounts receivable	(8,299)	13,242	(4,926)	2,932	2,949
Inventories	452	(666)	(6,625)	(8)	(6,847)
Prepaid expenses and other assets	(22,896)	(1,058)	(752)	1,825	(22,881)
Accounts payable and other liabilities	(8,960)	(32,250)	5,903	(4,174)	(39,481)
Net Cash Provided (Used) by Operating Activities of Continuing Operations	279,441	(31,916)	(51,667)	—	195,858
Investing Activities of Continuing Operations					
Additions to property, plant and equipment, net	(131,940)	(5,991)	(7,743)	1,279	(144,395)
Proceeds from maturities of available-for-sale investments	29,646	3,861,558			3,891,204
Proceeds from sales of available-for-sale investments		520,349			520,349
Purchases of available-for-sale investments		(4,271,258)			(4,271,258)
Purchases of long-term investments		(16,834)			(16,834)
Acquisitions and investments in joint venture and other, net	(7,396)	(52,339)		59,411	(324)
Proceeds from the sale of assets, net	5,463	2,425		(1,280)	6,608
Net Cash Provided (Used) by Investing Activities of Continuing Operations	(104,227)	37,910	(7,743)	59,410	(14,650)
Net Cash Used by Operating Activities of Discontinued Operations	(3,677)				(3,677)
Financing Activities					
Net change in loans payable	(290)				(290)
Dividends	(35,567)				(35,567)
Net cash funding from groups			59,410	(59,410)	
Purchases of common stock for treasury	(19,779)				(19,779)
Proceeds from stock issued for stock plans	15,314	17,733			33,047
Net Cash Provided (Used) by Financing Activities	(40,322)	17,733	59,410	(59,410)	(22,589)
Effect of Exchange Rate Changes on Cash	29,123				29,123
Net Change in Cash and Cash Equivalents	160,338	23,727			184,065
Cash and Cash Equivalents Beginning of Year	441,328	28,890			470,218
Cash and Cash Equivalents End of Year	$ 601,666	$ 52,617	$ —	$ —	$ 654,283

Consolidating Statement of Operations for the Year Ended June 30, 2002

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Products	$1,344,386	$ 6,027	$ —	$ —	$1,350,413
Services	135,192	41,025			176,217
Other sources	100,329	73,785	474		174,588
Total net revenues from external customers	1,579,907	120,837	474		1,701,218
Intersegment revenues	24,112	49	8,732	(32,893)	
Total Net Revenues	1,604,019	120,886	9,206	(32,893)	1,701,218
Products	662,738	6,367	1,602	(10,472)	660,235
Services	85,922	35,845		(17,149)	104,618
Other sources	19,856	9,686	4,628	(36)	34,134
Total Cost of Sales	768,516	51,898	6,230	(27,657)	798,987
Gross Margin	835,503	68,988	2,976	(5,236)	902,231
Selling, general and administrative	340,561	42,768	6,644	48,396	438,369
Corporate allocated expenses	38,648	7,675	2,073	(48,396)	
Research, development and engineering	219,630	132,655	39,022	(9,405)	381,902
Amortization of intangible assets		7,443			7,443
Goodwill impairment		12,043			12,043
Employee-related charges, asset impairments and other		13,711			13,711
Acquired research and development	2,200	98,981			101,181
Operating Income (Loss)	234,464	(246,288)	(44,763)	4,169	(52,418)
Loss on investments, net	(8,536)	(5,960)			(14,496)
Interest income, net	12,177	31,330			43,507
Other income (expense), net	(601)	(4,542)			(5,143)
Loss from joint venture		(44,763)		44,763	
Income (Loss) before Income Taxes	237,504	(270,223)	(44,763)	48,932	(28,550)
Provision (benefit) for income taxes	69,023	(58,451)		1,459	12,031
Net Income (Loss)	$ 168,481	$(211,772)	$(44,763)	$ 47,473	$ (40,581)

Consolidating Statement of Cash Flows for the Year Ended June 30, 2002

(Dollar amounts in thousands)	Applied Biosystems Group	Celera Genomics Group	Celera Diagnostics	Eliminations	Consolidated
Operating Activities of Continuing Operations					
Net income (loss)	$ 168,481	$ (211,772)	$(44,763)	$ 47,473	$ (40,581)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:					
Depreciation and amortization	81,184	36,499	3,259	(4,148)	116,794
Asset impairments		15,563			15,563
Provisions for excess lease space and severance costs		13,106			13,106
Long-term compensation programs	3,799	1,441			5,240
Deferred income taxes	(12,431)	(26,700)		(8,404)	(47,535)
Losses from investments and sales of assets	8,536	5,559			14,095
Loss from joint venture and equity method investees		49,552		(44,763)	4,789
Nonreimbursable utilization of intergroup tax benefits	18,994	(18,994)			
Acquired research and development	2,200	98,981			101,181
Changes in operating assets and liabilities:					
Accounts receivable	27,258	(5,739)	(177)	(5,518)	15,824
Inventories	(455)	1,174	559	(21)	1,257
Prepaid expenses and other assets	(27,460)	1,962	(3,279)	58	(28,719)
Accounts payable and other liabilities	30,515	(10,501)	6,506	15,323	41,843
Net Cash Provided (Used) by Operating Activities	300,621	(49,869)	(37,895)	—	212,857
Investing Activities of Continuing Operations					
Additions to property, plant and equipment, net	(88,274)	(17,809)	(8,024)		(114,107)
Proceeds from maturities of available-for-sale investments		3,732,525			3,732,525
Proceeds from sales of available-for-sale investments	5,228	839,287			844,515
Purchases of available-for-sale investments	(29,653)	(4,650,787)			(4,680,440)
Acquisitions and investments in joint venture and other, net	(39,473)	(48,347)		45,919	(41,901)
Net Cash Used by Investing Activities	(152,172)	(145,131)	(8,024)	45,919	(259,408)
Net Cash Used by Operating Activities of Discontinued Operations	(2,843)				(2,843)
Financing Activities					
Net change in loans payable	(15,278)	(8,443)			(23,721)
Principal payments on debt	(28,973)	(10,000)			(38,973)
Dividends	(36,020)				(36,020)
Net cash funding from groups			45,919	(45,919)	
Purchases of common stock for treasury	(68,950)	(941)			(69,891)
Proceeds from stock issued for stock plans	21,017	27,198			48,215
Net Cash Provided (Used) by Financing Activities	(128,204)	7,814	45,919	(45,919)	(120,390)
Effect of Exchange Rate Changes on Cash	31,467				31,467
Net Change in Cash and Cash Equivalents	48,869	(187,186)			(138,317)
Cash and Cash Equivalents Beginning of Year	392,459	216,076			608,535
Cash and Cash Equivalents End of Year	$ 441,328	$ 28,890	$ —	$ —	$ 470,218

Report of Management

To the Stockholders of Applera Corporation

We are responsible for the accompanying consolidated financial statements. We prepared the financial statements in conformity with accounting principles generally accepted in the United States of America, which requires us to make informed judgments and estimates that we believe are appropriate under the circumstances. Financial information presented elsewhere in this annual report is consistent with that in the financial statements.

In meeting our responsibility for preparing reliable financial statements, we maintain a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with corporate policy and management authorization. We believe our accounting controls provide reasonable assurance that errors or irregularities which could be material to the financial statements are prevented or would be detected within a timely period. In designing such control procedures, we recognize judgments are required to assess and balance the costs and expected benefits of a system of internal accounting controls. Adherence to these policies and procedures is reviewed through a coordinated audit effort of our internal audit staff and independent auditors.

The Audit/Finance Committee of our board of directors is comprised solely of outside directors and is responsible for overseeing and monitoring the quality of our accounting and auditing practices. The independent auditors and internal auditors have full and free access to the Audit/Finance Committee and meet periodically with the committee to discuss accounting, auditing, and financial reporting matters.

Dennis L. Winger
Senior Vice President and
Chief Financial Officer

Tony L. White
Chairman, President, and
Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of Applera Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Applera Corporation and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Stamford, Connecticut
July 28, 2004

Board of Directors

Tony L. White
Chairman, President, and
Chief Executive Officer,
Director Since 1995[1]

Richard H. Ayers
Retired Chairman and
Chief Executive Officer
The Stanley Works
Director since 1988[1,2]

Jean-Luc Bélingard
President and Chief Executive
Officer
Ipsen Group
Director since 1993[3,4,5]

Robert H. Hayes, Ph.D.
Phillip Caldwell Professor,
Emeritus
Harvard Business School
Director Since 1985 [1,2,5]

Arnold J. Levine, Ph.D.
Professor, Institute for
Advanced Study
Director since 1999[3,4,5]

William H. Longfield
Retired Chairman and
Chief Executive Officer
C.R. Bard
Director since 2003[3,4]

Theodore E. Martin
Retired President and
Chief Executive Officer
Barnes Group Inc.
Director since 1999[2]

Carolyn W. Slayman, Ph.D.
Sterling Professor and
Deputy Dean
Yale University School
of Medicine
Director since 1994 [1,3,4,5]

Orin R. Smith
Retired Chairman and
Chief Executive Officer
Engelhard Corporation
Director since 1995 [3,4]

James R. Tobin
President and Chief
Executive Officer
Boston Scientific
Corporation
Director since 1999 [2]

Committee Memberships:
1 Executive Committee
2 Audit/Finance Committee
3 Management Resources Committee
4 Nominating/Corporate Governance Committee
5 Technology Advisory Committee

Corporate Officers

Tony L. White*
Chairman, President, and
Chief Executive Officer

Robert F. G. Booth, Ph.D.
Vice President
Celera Genomics

Samuel E. Broder, M.D.
Vice President
Celera Genomics

Catherine M. Burzik*
Senior Vice President and
President
Applied Biosystems

Ugo D. DeBlasi
Vice President and Controller

Paul D. Grossman, Ph.D.
Intellectual Property
Applied Biosystems

Vikram Jog
Vice President
Celera Genomics and
Celera Diagnostics

Barbara J. Kerr*
Vice President
Human Resources

Laura C. Lauman
Vice President
Applied Biosystems

Victor K. Lee, Ph.D.
Intellectual Property
Celera Diagnostics

Thomas P. Livingston
Vice President and Secretary

Wayne W. Montgomery
Intellectual Property
Celera Genomics

Sandeep Nayyar
Finance
Applied Biosystems

Tama Olver
Vice President and Chief
Information Officer

Kathy Ordoñez*
Senior Vice President and
President
Celera Genomics and Celera
Diagnostics

John S. Ostaszewski
Vice President and Treasurer

Robert P. Ragusa
Vice President
Applied Biosystems

William B. Sawch*
Senior Vice President and
General Counsel

Michael G. Schneider
Vice President
Applied Biosystems

Mark N. Stevenson
Vice President
Applied Biosystems

Thomas J. White, Ph.D.
Vice President
Celera Diagnostics

Dennis L. Winger*
Senior Vice President and
Chief Financial Officer

* Member, Management
Executive Committee

Principal Offices

Applera Corporation
301 Merritt 7
Norwalk, CT 06851-1070
Tel 203.840.2000
Toll Free 800.761.5381
www.applera.com

Mailing address:
Applera Corporation
301 Merritt 7
P.O. Box 5435
Norwalk, CT 06856-5435

Applied Biosystems
850 Lincoln Centre Drive
Foster City, CA 94404
Tel 650.570.6667
Toll Free 800.874.9868
www.appliedbiosystems.com

Celera Genomics
45 West Gude Drive
Rockville, MD 20850
Tel 240.453.3000
Toll Free 877.235.3721
www.celera.com

Celera Diagnostics
1401 Harbor Bay Parkway
Alameda, CA 94502
Tel 510.749.4200
Toll Free 866.235.3723
www.celeradiagnostics.com

Stockholder Response Center

Equiserve Trust Company, N.A., the stockholder services and transfer agent, will answer questions about accounts, certificates, and dividends. Please call toll-free 800.730.4001 or write to:

Equiserve Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
www.equiserve.com

Dividend Reinvestment

The Applied Biosystems Dividend Reinvestment Plan provides owners of Applera-Applied Biosystems stock with a convenient, automatic, and inexpensive way to purchase additional shares. For information and an enrollment form, contact EquiServe Trust Company at the address above.

Stockholder Publications

Applera Corporation information, including quarterly earnings releases, is available by calling 800.762.6923. This menu-driven system allows callers to receive specific news releases by fax within minutes of a request. Corporate publications, including the annual report, proxy statement, and Securities and Exchange Commission filings (Forms 10-K, 10-Q, etc.), may also be requested and will be sent by mail.

Stock Exchange Listings

The Applera-Applied Biosystems and Applera-Celera Genomics stock are listed on the New York and Pacific exchanges under the symbols ABI and CRA, respectively.

Form 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to the Secretary at the 301 Merritt 7 corporate address.

Information Via Internet

Internet users can access information on Applera Corporation, its public announcements, including press releases, quarterly conference calls, products, and services, and other items of interest, at the following addresses:

www.applera.com
www.appliedbiosystems.com
www.celera.com
www.celeradiagnostics.com

Alternatively, you may request this information by writing to:

Applera Corporation
Corporate Communications
850 Lincoln Centre Drive
Foster City, CA 94404

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, October 21, 2004, at 9:30 a.m. at 301 Merritt 7, Norwalk, CT 06851.

Investor Relations & Corporate Communications

Peter Dworkin, Vice President

Investment professionals should call 650.554.2449.

News media representatives and others seeking general information should call 650.638.6227.

Equal Employment Opportunity and Affirmative Action

Applera Corporation has long been committed to Equal Employment Opportunity and Affirmative Action. A policy of positive action is the foundation of this commitment and is typified at Applera Corporation by programs directed toward responsible community involvement.

ABI PRISM, Applied Biosystems, SQL*LIMS, and MicroSeq are registered trademarks and AB (Design), Applera, Celera, Celera Diagnostics, Celera Genomics, iTRAQ, iScience, iScience (Wordmark/Design), Science for Life, SNPlex, VariantSEQr, and ViroSeq are trademarks of Applera Corporation or its subsidiaries in the US and/or certain other countries.

Q TRAP is a registered trademark of Applied Biosystems/MDS SCIEX Instruments MDS Inc., a joint venture between Applera Corporation and MDS Inc. ICAT is a registered trademark of University of Washington, exclusively licensed to Applied Biosystems Group of Applera Corporation. TaqMan is a registered trademark of Roche Molecular Systems, Inc. IRESSA is a registered trademark of the AstraZeneca group of companies.

Glossary

Analyte specific reagents (ASRs)	The active ingredient used by appropriately licensed clinical laboratories for developing in-house, or "home brew" diagnostic tests. The clinical laboratory must independently establish and maintain the performance of the test. ASRs have not been evaluated by the U.S. Food and Drug Administration (FDA).
Bioinformatics	The use of advanced computing techniques to manage and analyze large amounts of biological data.
Biomarkers	A distinctive segment of DNA (e.g., a gene, a SNP, or several SNPs) or a protein that has been determined to be an indicator of a relevant biological condition, such as disease, predisposition to a disease, disease progression, disease regression, drug response, etc.
Disease association studies	Large-scale studies seeking to link genetic markers to disease or to therapeutic response. The studies compare genotype and/or gene expression profiles in various sample populations to identify and validate novel genetic markers. Findings may be relevant for diagnostic and/or therapeutic applications.
Genome	The total hereditary material, or DNA, of a cell, contained in the chromosomes located in the cell nucleus.
Genomics	The scientific study of genes and their role in an organism's structure, growth, health, disease, resistance to disease, etc.
Genotyping	Studies to determine variations in DNA sequence among individuals, groups, or populations. Single Nucleotide Polymorphisms (SNPs), one type of genetic variations, may serve as genetic markers for disease or drug response.
Gene expression analysis	Studies to identify patterns in gene activity, determining if a gene is "switched on" or "switched off." Differences in gene expression patterns can serve as genetic markers for disease progression or response to therapy.
Mass spectrometer	An instrument that determines the exact mass of charged particles or ions, used to find the mass of proteins and nucleic acids, sequence proteins and peptides, and analyze biological samples in complex mixtures.
Microarray	Artificially constructed grids of DNA such that each element of the grid probes for a specific RNA sequence and allows researchers to determine the expression of genes from different tissue samples.
Polymerase chain reaction (PCR)	A method for creating millions of copies of a particular segment of DNA so that a scientist may be better able to study its composition or characteristics.
Pharmacogenomics	The science of understanding the correlation between an individual patient's genetic make-up (genotype), and his or her response to drug treatment.
Proteomics	The scientific study of proteins and their role in an organism's structure, growth, health, disease, resistance to disease, etc.
Real-time PCR	PCR that during the amplification cycle measures with high precision the level of gene expression.
Sequencing / Resequencing	Sequencing is the process of determining the order of nucleotides in a DNA or RNA molecule. Resequencing is the comparative sequencing of candidate genes or other genomic regions of interest in patients and control populations to find the inherited basis of disease and individual drug response.
SNP	See "Genotyping."
Systems biology / Integrated science	Rather than focusing on individual genes, proteins or other component parts, systems biology is an integrative approach that unites technology, informatics and traditional laboratory research to study networks of these components in the context of the whole organism.
Targeted medicine	Prevention and earlier detection of disease and the tailoring of treatments to patients based on genetic factors and understanding the molecular basis of disease. Encompasses new diagnostic tests to help physicians predict, characterize, monitor, and select therapies. This new paradigm is sometimes referred to as "personalized medicine".
Therapeutic antibodies	Laboratory-engineered chemicals that recognize and bind with a specific protein target to disrupt a disease process or to carry a drug to the target.

For a broader reference of biotechnology terms, see www.geneticmedicine.org

Applera Corporation
301 Merritt 7
Norwalk, CT 06851

tel 203.840.2000
www.applera.com

Applera
Corporation

0604-AR-04 121PU08-01